As filed with the Securities and Exchange Commission on May 8.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

OKLO INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4911 (Primary Standard Industrial Classification Code Number)	86-2292473 (I.R.S. Employer Identification No.)

3190 Coronado Dr.
Santa Clara, California 95054 (650) 550-0127
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

R. Craig Bealmear Chief Financial Officer
Oklo Inc.
3190 Coronado Dr.
Santa Clara, California 95054 (650) 550-0127
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Ryan J. Maierson
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
(713) 546 -5400

Approximate date of commencement of proposed sale to the public:   From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated May 8, 2025
PRELIMINARY PROSPECTUS
1,095,179 SHARES OF COMMON STOCK
This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Holders”), or their permitted transferees, of up to 1,095,179 shares of our Class A Common Stock, $0.0001 par value (“Common Stock”), of Oklo Inc. (formerly known as AltC Acquisition Corp.) (the “Company”), issued to the Selling Holders in connection with the closing of the Atomic Alchemy Acquisition (as defined herein).
We are registering the securities for resale pursuant to the Selling Holders’ registration rights under certain agreements between us and the Selling Holders, as applicable to each Selling Holder. Our registration of the securities covered by this prospectus does not mean that the Selling Holders will offer or sell any of the securities. The Selling Holders may offer, sell or distribute all or a portion of their shares of Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from any resale of the Common Stock being offered for resale in this prospectus (the “Resale Securities”).
We provide more information about how the Selling Holders may sell their securities in the section of this prospectus entitled “Plan of Distribution.” We have agreed to bear all of the expenses incurred in connection with the registration of these securities. The Selling Holders will pay or assume underwriting fees, discounts and commissions or similar charges, if any, incurred in the sale of securities by them.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required.
Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “OKLO.” On May 7, 2025, the closing price of the Common Stock was $27.12 per share.
We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company.”
Investing in our Common Stock involves risks. For a discussion of the material risks that you should consider, see “Risk Factors” beginning on page 8 of this prospectus.
None of the Securities and Exchange Commission or any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is           , 2025

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under the shelf registration process, the Selling Holders may, from time to time, sell the securities offered by them described in this prospectus through any means described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any proceeds from the sale by such Selling Holders of the securities offered by them as described in this prospectus.
Neither we nor the Selling Holders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any post-effective amendment, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Holders take responsibility for and can provide no assurance as to the reliability of any other information that others may give you. Neither we nor the Selling Holders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any post-effective amendment and any applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus contains, and any post-effective amendment or any prospectus supplement may contain, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. We believe this information is reliable as of the applicable date of its publication, however, we have not independently verified the accuracy or completeness of the information included in or assumptions relied on in these third-party publications. In addition, the market and industry data and forecasts that may be included in this prospectus, any post-effective amendment or any prospectus supplement may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, any post-effective amendment and the applicable prospectus supplement. Accordingly, investors should not place undue reliance on this information.
We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”
In accordance with the terms of, and transactions contemplated by, the Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023 (as may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among the Company (formerly known as AltC Acquisition Corp.), AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”) and Oklo Inc., a Delaware corporation (“Legacy Oklo”), on May 9, 2024 Merger Sub merged with and into Legacy Oklo, with Legacy Oklo surviving such merger as a wholly owned subsidiary of AltC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the related agreements, the “Transactions” or the “Business Combination”). Following the consummation of the Business Combination, AltC changed its name to “Oklo Inc.”
Unless the context indicates otherwise, references in this prospectus to the “Company,” “Oklo,” “we,” “us,” “our” and similar terms refer to Oklo Inc., a Delaware corporation (f/k/a AltC Acquisition Corp., a Delaware corporation), and its consolidated subsidiaries following the Closing (as defined below). Unless the context otherwise requires, references to “AltC” refer to AltC Acquisition Corp., a Delaware corporation, prior to the Closing. All references herein to the “Board” refer to the board of directors of the Company.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continue,” “might,” “possible,” “potential,” “predict,” “project,” “goal,” “would,” “commit” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus (including in information that is into this prospectus) and include statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which we operate. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Company. Factors that may impact such forward-looking statements include:
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risks related to the development and deployment of our powerhouses;

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changes in domestic and foreign business, market, financial, political and legal conditions;

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our pursuit of an emerging market, with no commercial project operating;

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risks related to acquisitions, divestitures, or joint ventures we may engage in;

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the fact that we have not entered into any definitive agreements with customers for the sale of power or recycling of nuclear fuel;

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our ability to enter into agreements with potential new customers to provide power may be limited by certain terms of the Confidential Letter of Intent to Purchase Power, dated as of February 16, 2024, by and between Legacy Oklo and Equinix (the “February 2024 LOI”), including right of first refusal and most favored nations provisions;

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our potential need for financing to grow our business and/or to construct our powerhouses or other facilities;

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risks related to the uncertainty of the projected financial information with respect to us, including conversion of reservations, letters of intent, and memoranda of understanding, into binding orders;

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risks related to the timing of expected business milestones and commercial launch;

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risks related to future market adoption of our offerings;

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the effects of competition;

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changes in regulatory requirements, governmental incentives and fuel and energy prices;

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changes to applicable government policies, regulations, mandates and funding levels relating to our business with government entities;

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the impact to us and our potential customers from changes in interest rates or inflation and rising costs, including commodity and labor costs;

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our ability to rapidly innovate;

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our ability to maintain, protect and enhance our intellectual property;

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our ability to attract, retain and expand our future customer base;

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our ability to effectively manage our growth and recruit and retain key employees, including our chief executive officer and executive team;

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our ability to establish our brand and capture additional market share, and the risks associated with negative press or reputational harm;

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our ability to achieve a competitive levelized cost of electricity;

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our ability to manage expenses including operating and capital expenses;

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our projected commercialization costs and timeline;

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our ability to timely and effectively meet construction timelines and scale our production and manufacturing process;

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changes in the policies, priorities, regulations, mandates and funding levels of the governmental entities to which we are subject;

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the risk that certain illustrative unit economics are based on assumptions and expectations, including with respect to costs, revenue, and sources of revenue, and gross margins, that prove to be incorrect for any reason;

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our ability to issue equity or equity-linked securities in the future;

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the ability to raise sufficient capital to fund our business plan;

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risks related to accessing high-assay low-enriched uranium (“HALEU”) and recycled fuels;

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whether government funding HALEU for government or commercial uses will result in adequate supply on anticipated timelines to support our business;

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risks related to our supply chain;

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our and our commercial partners’ ability to obtain regulatory approvals necessary to deploy small modular reactors in the U.S. and abroad in a timely way, or at all;

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risks related to the negative public or political perception of us or the nuclear energy industry in general;

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the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and

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other risks and uncertainties described in this prospectus, including those under the section titled “Risk Factors.”

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on the Company. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements. There can be no assurance that future developments affecting the Company will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described or incorporated by reference under the heading “Risk Factors” below. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company will not and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

FREQUENTLY USED TERMS
Unless the context otherwise requires, as used in this prospectus:
“2016 Plan” are to the 2016 Stock Incentive Plan of Oklo Inc. duly adopted by the Legacy Oklo Board on May 3, 2016;
“Atomic Alchemy” are to Atomic Alchemy Inc., a Delaware corporation;
“Atomic Alchemy Acquisition” are to the Atomic Alchemy Merger, together with the other transactions contemplated by the Atomic Alchemy Merger Agreement and the related agreements;
“Atomic Alchemy Merger” are to the merger of Platypus Merger Sub with and into Atomic Alchemy, with Atomic Alchemy surviving such merger as a wholly owned subsidiary of the Company;
“Atomic Alchemy Merger Agreement” are to that certain Agreement and Plan of Merger, dated as of February 28, 2025, by and among the Company, Platypus Merger Sub, and Atomic Alchemy, as the same has been or may be amended, modified, supplemented or waived from time to time;
“bylaws” are to the Company’s amended and restated bylaws;
“certificate of incorporation” are to the Company’s second amended and restated certificate of incorporation;
“Change in Control” are to (i) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of the Company with or into any other corporation or other entity) in which the equity securities of the Company, its successor, or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (ii) a sale, lease, exchange or other transfer (including a merger) in one transaction or a series of related transactions of assets representing 50% or more of the value of the Company’s assets (including other subsidiaries of the Company) to a third party that is not an affiliate of the Sponsor (or a group of third parties that are not affiliates of the Sponsor) or (iii) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Company’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the Company (it being understood for the purposes of this clause (iii), a bona fide equity financing shall not be considered a Change in Control);
“Closing” are to the consummation of the Transactions;
“Closing Date” are to the date on which the Transactions are consummated;
“Common Stock” are to shares of Class A common stock, par value $0.0001 per share, of the Company;
“Company IPO” are to the initial public offering by AltC, which closed on July 12, 2021;
“Conversion” are to the conversion immediately prior to the Closing of (a) all shares of Legacy Oklo preferred stock into shares of Legacy Oklo common stock in accordance with the terms of Legacy Oklo’s certificate of incorporation and (b) all Legacy Oklo SAFEs into shares of Legacy Oklo common stock in accordance with the terms thereof, in each case pursuant to the terms of the Merger Agreement;
“Court” are to the Delaware Court of Chancery;
“DGCL” are to the Delaware General Corporation Law, as amended;
“Earnout Period” are to the time period commencing on the Closing Date and ending on the earlier of (i) the five-year anniversary of the Closing Date and (ii) a Change in Control;
“Earnout Shares” are to up to an aggregate of 15,000,000 shares of Common Stock that were issued to Eligible Legacy Oklo Equityholders upon the occurrence of the Earnout Triggering Events during the Earnout Period;

“Earnout Triggering Event I” are to the earliest of the following to occur during the Earnout Period: (i) the date on which the closing stock price of Common Stock is greater than or equal to $12.00 per share for 20 trading days within any 60 consecutive trading day period or (ii) a Change in Control of the Company pursuant to which holders of Common Stock have the right to receive consideration implying a value per share greater than or equal to $12.00 after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I and (ii) excluding any Founder Shares that have been or would be forfeited pursuant to the Sponsor Agreement;
“Earnout Triggering Event II” are to the earliest of the following to occur during the Earnout Period: (i) the date on which the closing stock price of Common Stock is greater than or equal to $14.00 per share for 20 trading days within any 60 consecutive trading day period or (ii) a Change in Control of the Company pursuant to which holders of Common Stock have the right to receive consideration implying a value per share greater than or equal to $14.00 after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event II, and, if applicable, Earnout Triggering Event I, and (ii) excluding any Founder Shares that have been or would be forfeited pursuant to the Sponsor Agreement;
“Earnout Triggering Event III” are to the earliest of the following to occur during the Earnout Period: (i) the date on which the closing stock price of Common Stock is greater than or equal to $16.00 per share for 20 trading days within any 60 consecutive trading day period or (ii) a Change in Control of the Company pursuant to which holders of Common Stock have the right to receive consideration implying a value per share greater than or equal to $16.00 after (i) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event III, and, if applicable, Earnout Triggering Event I and Earnout Triggering Event II, and (ii) excluding any Founder Shares that have been or would be forfeited pursuant to the Sponsor Agreement;
“Earnout Triggering Events” are to Earnout Trigger Event I, Earnout Trigger Event II, and Earnout Trigger Event III;
“Effective Time” are to the date and time that the Merger becomes effective pursuant to the terms of the Merger Agreement;
“Eligible Legacy Oklo Equityholder” are to (i) all persons that held one or more shares of Legacy Oklo common stock as of immediately prior to the Effective Time (after giving effect to the Conversion) and (ii) all persons that held one or more vested Legacy Oklo options as of immediately prior to the Effective Time;
“Equinix” are to Equinix, Inc.;
“February 2024 LOI” are to that certain Confidential Letter of Intent to Purchase Power, dated as of February 16, 2024, by and between Legacy Oklo and Equinix;
“Founder Shares” are to shares of AltC Class B common stock, par value $0.0001, prior to the Closing of the Business Combination and the Common Stock issued upon the automatic conversion thereof at the time of the Business Combination.
“GAAP” are to accounting principles generally accepted in the United States of America; “GWe” are to gigawatts electric, which are each one billion watts electric;
“HALEU” are to high-assay low-enriched uranium;
“Incentive Plan” are to the Oklo Inc. 2024 Equity Incentive Plan;
“Insiders” are to Sam Altman, Michael Klein, Jay Taragin, Frances Frei, Allison Green, Peter Lattman and John L. Thornton;
“Legacy Oklo” are to Oklo Inc., a Delaware corporation, prior to the Business Combination;
“Legacy Oklo Board” are to the board of directors of Legacy Oklo;
“Legacy Oklo common stock” are to Legacy Oklo’s common stock, par value $0.0001 per share;

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“Legacy Oklo options” are to all issued and outstanding options to purchase or otherwise acquire shares of Legacy Oklo common stock (whether or not vested) held by any person, including Legacy Oklo stock options granted under the 2016 Plan;
“Legacy Oklo SAFEs” are to the simple agreements for future equity between Oklo and the investors party thereto;
“legacy registration rights agreement” are to the Registration Rights Agreement, dated July 7, 2021, between the Company and certain other security holders named therein, in connection with the Company IPO;
“Merger” are to the merger of Merger Sub with and into Legacy Oklo, with Legacy Oklo surviving such merger as a wholly owned subsidiary of the Company;
“Merger Agreement” are to that certain Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among the Company, Legacy Oklo and Merger Sub, as the same has been or may be amended, modified, supplemented or waived from time to time;
“Merger Sub” are to AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC;
“MKA” are to M. Klein Associates, Inc., a New York corporation;
“MWe” are to megawatts electric, which are each one million watts electric;
“NRC” are to the U.S. Nuclear Regulatory Commission;
“NYSE” are to the New York Stock Exchange;
“options” are to all issued and outstanding options to purchase shares of Common Stock immediately following the Closing of the Merger, including Legacy Oklo options assumed by the Company that became an option to purchase shares of Common Stock in accordance with the terms of the Merger Agreement;
“Platypus Merger Sub” are Platypus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company;
“preferred stock” are to, collectively, the Series A-1 preferred stock, Series A-2 preferred stock and Series A-3 preferred stock of the Company;
“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement, dated as of the Closing Date, by and among the Company, certain Company stockholders and certain Legacy Oklo stockholders;
“Sale” are to, following the Closing Date, (A) a purchase, sale, exchange, business combination or other transaction (including a merger or consolidation of the Company with or into any other corporation or other entity) in which the equity securities of the Company, its successor or the surviving entity of such business combination or other transaction are not registered under the Exchange Act or listed or quoted for trading on a national securities exchange, (B) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets to a third party that is not an affiliate of Sponsor (or a group of third parties that are not affiliates of Sponsor) or (C) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Company’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the Company (it being understood for the purposes of this clause (C), a bona fide equity financing shall not be considered a “Sale”);
“Securities Act” are to the Securities Act of 1933, as amended;
“Sponsor” are to AltC Sponsor LLC, a Delaware limited liability company and an affiliate of MKA in which certain of the Company’s directors and officers hold membership interests;

“Sponsor Agreement” are to the Amended and Restated Letter Agreement, dated as of July 11, 2023, by and among the Company, the Sponsor and the Insiders;
“Transaction Agreements” or “related agreements” are to the Merger Agreement; the Registration Rights Agreement; those certain Voting and Support Agreements, dated as of July 11, 2023, by and among the Company, Legacy Oklo and certain Legacy Oklo stockholders; the Company’s certificate of incorporation; and the Company’s bylaws; and all of the agreements, documents, instruments and certificates entered into in connection with such documents and any and all exhibits and schedules thereto; and
“Transactions” or “Business Combination” are to the Merger, together with the other transactions contemplated by the Merger Agreement and the related agreements.

PROSPECTUS SUMMARY
This summary highlights selected information included in this prospectus and does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our securities.
Overview of the Company
We were founded in 2013 with the goal of revolutionizing the energy landscape by developing clean, reliable, affordable energy solutions at scale. According to the International Energy Agency, global electricity production is expected to increase over 80% by 2050 driven by electrification of buildings, transportation and industry, increased use of air conditioning in the developing world and increased consumption from data centers. We intend to address this demand by producing electricity and heat from our Aurora powerhouses, which can run on fresh or recycled nuclear fuel. We are also commercializing nuclear fuel recycling technology that can convert nuclear waste into useable fuel for our reactors.
We are developing next-generation fast fission power plants called “powerhouses.” In our differentiated build, own, and operate business model, we plan to sell power in the forms of electricity and heat directly to customers, which we believe can allow for fast-tracked customer adoption. In addition, we are a leader in the nuclear industry in the development of fuel recycling, which can unlock the energy content of used fuel; we also believe this business unit can complement our market position by vertically integrating and securing our fuel supply chain.
The fast fission reactor technology we are commercializing was demonstrated by the Experimental Breeder Reactor-II (“EBR-II”), a fast fission plant that was operated by the U.S. government for 30 years. Our powerhouse product line, called the “Aurora,” builds on this legacy of proven and demonstrated technology. Our Aurora powerhouse product line is designed to be inherently safe, to be able to run on fresh or recycled fuel, and to produce 15 – 75 megawatts electric (“MWe”) and has the potential to expand powerhouse size to produce 100 MWe and higher. Because the Aurora powerhouses are designed to operate by harnessing the power of high-energy, or “fast,” neutrons, they are expected to be able to tap into the vast energy reserves remaining in existing used nuclear fuel from conventional nuclear power plants, which can only use approximately 5% of energy content stored in nuclear fuel before needing to refuel. The U.S. nuclear power industry has produced approximately 20% of U.S. electricity since the 1990s and generated over 94,000 metric tons of nuclear waste since the 1950s, which can fit on a football field 10 yards high. Fission is an energy dense process, producing approximately 50 million times more energy than combustion. The energy reserves in existing U.S. nuclear waste that are made accessible through Oklo’s fast fission reactor technology are equivalent to approximately 1.2 trillion barrels of oil equivalent (BOE), nearly five times the oil reserves of Saudi Arabia.
We have achieved several significant deployment and regulatory milestones for our first Aurora powerhouse. Notably, we secured a site use permit from the U.S. Department of Energy (“DOE”) for the Idaho National Laboratory (“INL”) site and received a fuel award from INL for a commercial Aurora powerhouse in Idaho. The DOE and INL have completed the environmental compliance process addressing the DOE requirements for site characterization at our first commercial advanced fission power plant site at the INL. This process, resulting in an Environmental Compliance Permit, marks a milestone as we advance our plans to deliver the first commercial advanced fission power plant in the United States. On September 25, 2024, we announced the finalization of a Memorandum of Agreement (“MOA”) with the DOE Idaho Operations Office. This MOA grants Oklo access to conduct site investigations at the identified preferred site in Idaho, marking a key step toward the next phase of site preparation and construction.
We announced plans and entered into a land rights agreement for two additional Aurora powerhouses in southern Ohio. Furthermore, we have been tentatively selected to provide electricity and heat to Eielson Air Force Base. Our robust pipeline of potential customer engagements spans a number of industries. We have signed non-binding letters of intent with Equinix, Diamondback Energy, and Prometheus Hyperscale (formerly Wyoming Hyperscale). In December 2024, we signed a 12 gigawatts electric (“GWe”) Master Power Agreement with Switch data centers, one of the largest corporate power purchase agreements in history. We also executed two other letters of intent to provide an additional 750 MWe of energy for data center customers, which could bring our current total order book of Aurora powerhouses to approximately 14,100 MWe in capacity — nearly a 2,000% increase since our business combination announcement in July 2023. The market interest in our solutions exemplifies the potential demand for the size range of the Aurora powerhouse product line and our differentiated business model. The deployment of our first Aurora powerhouse is targeted for completion in late 2027 or early 2028.
In addition to deployment milestones, we have made significant progress in our nuclear fuel recycling efforts and in securing fuel. The DOE has reviewed and approved Oklo’s Safety Design Strategy and the Conceptual Safety Design Report for Oklo’s Aurora Fuel Fabrication Facility at INL, key milestones as Oklo advances toward its goal of utilizing recovered nuclear material to fuel its first commercial Aurora powerhouse. We successfully completed the first end-to-end demonstration of the key stages of our advanced fuel recycling process, in collaboration with Argonne and INL. This marks a significant step forward in scaling up fuel recycling capabilities and deploying a commercial-scale recycling facility.
Our Business Model
Our primary product will be the energy produced from our Aurora powerhouses once operational. Our planned business model is to sell the energy to customers via power purchase agreements (“PPAs”), as opposed to selling our powerhouse designs. This business model allows for recurring revenue, provides the opportunity to capture profitability upon improved operational efficiency, and enables novel project financing structures. This business model sets us apart from the traditional nuclear power industry that typically sells reactors to large scale utility customers and not power. Selling power via PPAs is a common practice within the renewable energy and utilities sectors and indicates that this business model could be feasible for power plants within the size range targeted by our Aurora product line (i.e., starting with 15 – 75 MWe, and ranging upward to anticipated sizes of 100 MWe and higher).
The traditional nuclear power industry comprises developers of large (ranging from approximately 600 MWe to over 1 GWe) light water reactors that sell or license their reactor designs to large utilities that then construct and operate the nuclear power plant. The developer’s focus on regulatory approval of the design may lock in certain lifecycle regulatory costs that are realized by the owner-operator during construction and operations. As a result, lifecycle cost implications are generally not addressed cohesively between the developer and the owner-operator, and the regulatory strategy does not holistically implement the lifecycle benefits of the technology’s inherent safety characteristics. The advanced fission industry has largely followed the historical blueprint of developers seeking design certifications or approvals, and utilities bearing the future burden of licensing for construction and operations. While there are a number of advanced reactor designers developing smaller sized reactors than those traditionally used in the nuclear power industry, most of these developers are generally pursuing regulatory approval of groupings of these smaller reactors as part of singular larger plants, sizes of 200 MWe and up to 1 GWe.
In contrast, we plan to be the designer, builder, owner, and operator of our powerhouses and plan to focus on small-scale powerhouses (15 – 75 MWe, and 100 MWe and higher). As a result, we have an incentive to relentlessly focus on the full lifecycle of a safe, well-maintained, cost-effective powerhouse and holistically implement the benefits of an inherently safe, simple design. We expect this approach to enable us to reduce and manage lifecycle regulatory and operating costs in an integrated fashion, as opposed to the historical model used in the nuclear power industry that divides the incentives and responsibilities between the developer and the utility.
Selling electricity under PPAs follows an established revenue model in global power markets. While this model is more typically used for renewable energy solutions, we believe it is a compelling model for us because of the relatively small size and the lower expected capital costs of our powerhouses, when compared with other nuclear power plants. In addition, our model is designed to generate recurring revenue in a way that the traditional licensing model does not. We expect our powerhouses to be profitable from the first year of operation due to our anticipated favorable unit economics. We also believe this approach will drive unit growth and allow us to ultimately launch higher output versions of our powerhouses. As our technology matures, we intend to offer customers flexibility in business model and deployment solutions to meet their needs, providing Oklo with the largest target customer base possible.

In addition to selling power under PPAs, we believe we have an embedded opportunity to enhance our mission with our advanced nuclear fuel recycling technology. We are actively developing nuclear fuel recycling capabilities with the goal of deploying a commercial-scale fuel recycling facility in the United States by the early 2030s. Used nuclear fuel still contains more than 95% of its energy content, and we estimate there is enough energy in the form of used nuclear fuel in the U.S. to power the expected electrical needs in the United States for 100 years with fast fission power plants. According to the DOE, more than 94,000 metric tons of used nuclear fuel have been generated since 1950, and an additional 2,000 metric tons are generated every year. Currently, other countries recycle used nuclear fuel, but the United States does not, and there is an enormous opportunity to do so. Our reactors are specifically designed to run on either fresh or recycled nuclear fuel, and nuclear fuel recycling could provide future margin uplift for our power sales business, as well as the potential for new revenue streams.
Business Combination
On May 9, 2024, the Company consummated a business combination pursuant to the Merger Agreement. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Oklo, with Legacy Oklo surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). Upon consummation of the Business Combination (the “Closing”), AltC changed its name to Oklo Inc.
Corporate Information
Our Common Stock is listed on NYSE under the symbol “OKLO.” The mailing address of the Company’s principal executive office is 3190 Coronado Dr., Santa Clara, CA 95054. Our telephone number is (650) 550-0127. Our website address is www.oklo.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Emerging Growth Company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to:
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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

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exemptions from the requirements of holding a nonbinding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the Company IPO. However, if (i) our annual gross revenue exceeds $1.235 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer” (as defined in Rule 12b-2 under the Exchange Act) prior to the end of such five-year period, we will cease to be an emerging growth company. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.
Smaller Reporting Company
We are also a “smaller reporting company” under the Exchange Act. We may continue to be a smaller reporting company so long as, as of June 30 of the preceding year, (i) the market value of our voting and non-voting equity held by non-affiliates, or our public float, is less than $250 million; or (ii) we have annual revenues less than $100 million and either we have no public float or our public float is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING
Issuer
Oklo Inc.
Shares of Common Stock offered by the Selling Holders
Up to 1,095,179 shares of our Common Stock.
Shares of Common Stock outstanding
139,198,530 shares of Common Stock (as of April 28, 2025).
Use of Proceeds.
We are filing the registration statement of which this prospectus forms a part to permit the Selling Holders to resell their shares of Common Stock. All of the Common Stock offered by the Selling Holders pursuant to this prospectus will be sold by the Selling Holders for their respective accounts. We will not receive any of the proceeds from these sales. See the section of this prospectus entitled “Use of Proceeds.”
Market for Common Stock.
Our Common Stock is currently traded on NYSE under the symbol “OKLO.”
Risk Factors
See the section of this prospectus entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our Common Stock.
For additional information concerning the offering, see the section of this prospectus entitled “Plan of Distribution.”

RISK FACTORS SUMMARY
The below is a summary of principal risks to our business and risks associated with ownership of our Common Stock. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this prospectus for a more complete discussion of the risks listed below and other risks.
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We have not yet constructed any powerhouses or entered into any binding contract with any customer to operate a plant or deliver electricity or heat, and there is no guarantee that we will be able to do so in the future. Our limited commercial operating history and limited experience in operating a company presents risks and challenges.

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We are an early-stage company with a history of financial losses, and we expect to incur significant expenses and continuing financial losses.

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Acquisitions, divestitures, or joint ventures can involve unknown risks.

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Our powerhouses are expected to rely on HALEU. Our inability to access HALEU or recycled waste fuel will adversely affect our ability to manufacture fuel and to produce power.

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Building a new fuel fabrication and/or fuel recycling facility is challenging.

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Our supply base may not be able to scale to the production levels necessary to meet sales projections.

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We and our third-party vendors may not be able to obtain sufficient materials or supplied components or scale productions levels necessary to meet our manufacturing and operating needs or obtain such materials on favorable terms including price. Additionally, certain components may only be available from international suppliers.

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Our business operations rely heavily on securing agreements with suppliers for essential materials and components. Our ability to enter into agreements with potential new customers to provide power may be limited by certain terms of the February 2024 LOI.

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Customers may rescind or back out of non-binding agreements.

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A departure of key personnel or our failure to successfully recruit and retain skilled personnel could have a material adverse effect on our business.

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Risks related to our power purchase agreements.

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There is limited precedent for independent developer construction and operation, use of power purchase agreements, and other behind the meter or off grid business models relating to deployment of fission power plants.

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Some of our management team have limited experience in operating a public company.

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If we fail to manage our growth effectively, we may be unable to execute our business plan.

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Risks related to limited commercial operating experience for metal fueled fast reactors of this type, configuration, and scale.

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The distributed generation industry is an emerging market, and distributed generation may not receive widespread market acceptance or demand may be lower than we expect.

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Successful commercialization of new, or further enhancements to existing, alternative carbon free energy generation technologies may adversely affect the market demand for our powerhouses.

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If demand for our powerhouses fails to develop sufficiently, our business and operations could suffer, and we would be unable to achieve or maintain profitability.

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Competition could cause us to experience downward pressure. The cost of electricity and heat generated from our powerhouses may not be cost competitive with electricity and/or heat generated from other sources.

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Changes in the availability and cost of oil, natural gas and other forms of energy are subject to volatile market conditions. Our investment in recycling may not provide the return we expect.

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Our business plan involves the concurrent development of two configurations of our powerhouses (15 MWe and 75 MWe) and may also include the development of other configurations (100 MWe and higher), and makes certain assumptions that may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business.

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Negative public and political perceptions of nuclear energy and radioactive materials could materially and adversely affect us.

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Our use of technologies and systems that use artificial intelligence or large language models may cause inadvertent or unexpected impacts that may harm our business.

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Our ability to protect our patents and other intellectual property rights may be challenged.

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Risks related to cybersecurity and data privacy.

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Macroeconomic risks related to our business, including inflation, rising costs, uncertain global macroeconomic and political conditions, and climate change impacts. Furthermore, if the market for artificial intelligence technologies contracts or grows slower than expected, it may reduce demand for our offerings.

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Risks related to compliance with law, government regulation and litigation.

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Risks related to our capital resources and our ability to continue as a going concern, and risks related to tax laws and regulations.

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Risks related to the volatility of our Common Stock, and provisions in our certificate of incorporation and bylaws.

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Sales of a substantial number of our shares of Common Stock in the public market by the Selling Holders or by our existing stockholders could cause the price of our shares of Common Stock to fall.

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We are an “emerging growth company” and the reduced reporting and disclosure requirements applicable to emerging growth companies could make our Common Stock less attractive to investors.

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Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could negatively impact our business.

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our Common Stock. Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Common Stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.
Risks Related to Our Business and Operations
We have not yet constructed any powerhouses or entered into any binding contract with any customer to operate a plant or deliver electricity or heat, and there is no guarantee that we will be able to do so in the future. This limited commercial operating history makes it difficult to evaluate our prospects, the risks and challenges we may encounter and our total potential addressable market.
Our business plan to construct and operate our powerhouses is subject to reaching binding agreements with potential customers for electricity or heat delivered by our powerhouses. If no potential near-term customer enters into such binding agreements with us, our planned construction and operation of our powerhouses could be significantly delayed. Such delays would result in delays in revenue and could hinder our ability to gain market traction with other potential customers. This could have a material adverse effect on our business and financial condition. To date, we have entered into contingent non-binding letters of intent to purchase power with potential customers, which may not result in binding agreements for the purchase of electricity or heat from our powerhouses. In addition, we have been tentatively selected to provide electricity and steam to Eielson AFB, and such award has not been finalized and is subject to our completion of various requirements set forth by the U.S. Air Force. As a result of our limited commercial operating history and ongoing changes in our new and evolving industry, including evolving demand for our products and services and the potential development of technologies that may prove more efficient or effective for our intended use cases, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. Therefore, there can be no assurance that our internal estimates relating to the size of our total addressable market will be correct. In addition, our expectations with respect to our total potential addressable market may differ from those of third parties, including investors or securities analysts.
We have a limited commercial operating history in a rapidly evolving industry. The markets for electricity and heat generated by nuclear power plants, nuclear reactor design, nuclear reactor production, nuclear fuel design, nuclear fuel supply, nuclear waste recycling, nuclear fuel fabrication, nuclear waste management and services related to any or all of the foregoing may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described in this prospectus. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays, changed circumstances, or changed market conditions arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our Common Stock price to decline.
We have limited experience in operating a company that builds and operates commercial nuclear power plants or that directly provides customers heat or power.
We have limited experience operating a company that builds, operates, or maintains commercial nuclear power plants or that directly provides customers energy as electricity or heat. Our management may not be fully aware of many of the specific requirements of operating such a company. We believe our primary business approach of providing power directly to customers as opposed to licensing designs or selling powerhouses is unique in the nuclear power industry. As a result of our business model and lack of experience of our management, our management’s decisions and choices may not take into account standard managerial approaches that commercial nuclear power companies commonly use, some of which may not be directly relevant to our business. Our operations, earnings and ultimate financial success could suffer due to our management’s lack of experience.
We are an early-stage company with a history of financial losses (i.e., negative cash flows), and we expect to incur significant expenses and continuing financial losses at least until our powerhouses become commercially viable, which may never occur.
We expect our operating expenses to increase over the next several years and to continue to incur operating losses for the foreseeable future as we continue to expand and develop, and we may need additional capital from external sources. Our construction and delivery timeline estimates for our powerhouses, facilities, and other equipment may increase due to a number of factors, including the degree of pre-fabrication, standardization, on-site construction, long-lead procurement, contractor performance, plant pre-operational and startup testing and other site-specific considerations.
The success of our business will depend in large part on our ability to successfully construct our powerhouses and deliver heat and electricity to potential customers on-time and on-budget at guaranteed performance levels, which would tend to establish greater confidence in our subsequent customers. The success of our business will also depend in part on our ability to construct fuel fabrication and recycling facilities. There is no guarantee that all necessary components will be commercially available and substantial development of new supply chains might be necessary. Additionally, we cannot guarantee the level of quality of these third-party supplies or import and export requirements or limitations that might be stipulated by the U.S. Nuclear Regulatory Commission (“NRC”) or the DOE for the procurement of these components. There is no guarantee that the planned construction, delivery, and performance of our powerhouses or the equipment we need to fabricate and recycle fuel will be successful, timely, or on budget or that our third-party suppliers and contractors will deliver timely or on budget; plant pre-operational and startup testing, including tests mandated as license conditions by the NRC, will be successfully completed on-time; we will not experience delays, operational or process failures, and other problems during our first commercial deployment or any planned deployment thereafter; or the construction of our fuel fabrication and recycling facilities will be completed at the cost and on the timeline we expect. We will depend on third-party contractors to perform many of the essential activities needed to deploy our powerhouses. We do not control the performance of these contractors and our contracts with them may not provide adequate remedies if they fail to perform. We do not currently employ any risk-sharing structures to mitigate the risks associated with the construction, delivery and performance of our powerhouses or our fuel fabrication and recycling facilities. Any delays or setbacks we may experience for our first commercial delivery or in establishing our fuel fabrication or recycling facilities as well as any failure to obtain final investment decisions for future orders could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.
Acquisitions, divestitures or joint ventures involve unknown risks and could result in operating difficulties or other consequences that may have adverse effects on our business and operating results.
Acquisitions, divestitures, or joint ventures, including the acquisition of Atomic Alchemy, may fail to achieve their intended results, and their activities may disrupt or have a negative impact on the Company’s business or to our financial condition and operating results. The pursuit of acquisitions, divestitures, or joint ventures could create unforeseen operating difficulties and expenditures. Some of the areas where we face risks include:
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diversion of management time and focus from operating our business to challenges related to acquisitions, divestitures, and other strategic arrangements;

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failure to complete acquisitions, divestitures, or joint ventures in a timely basis, if at all, could restrict our ability to realize the expected financial or strategic goals of a transaction;

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failure to successfully integrate the acquired operations, technologies, services, and personnel (including cultural integration and retention of employees) and further develop the acquired business or technology;

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implementation of controls (or remediation of control deficiencies), procedures, and policies at the acquired company;

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integration of the acquired company’s accounting and other administrative systems, and the coordination of product, engineering, and sales and marketing functions;

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transition of the acquired company’s operations, users, and customers onto our existing platforms;

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failure to accomplish commercial, strategic or financial objectives with respect to investments, joint ventures, and other strategic arrangements;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, data privacy and security issues, violations of laws, commercial disputes, tax liabilities, warranty claims, product liabilities, and other known and unknown liabilities; and

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litigation or other claims in connection with the acquired company, including claims from former employees, customers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions, divestitures, and other strategic arrangements could cause us to fail to realize their anticipated benefits, incur unanticipated liabilities, and harm our business generally.
Our acquisitions and other strategic arrangements could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could harm our financial condition and operating results. In connection with our divestitures, we have agreed, and may in the future agree, to provide indemnification for certain potential liabilities, which could harm our financial condition and operating results.
Our powerhouses, like many advanced fission reactors, are expected to rely on HALEU, in part or for a period of time until recycled waste fuel is available. HALEU is not currently available at scale. Access to a domestic supply of HALEU requires regulatory approval, and may require additional third-party development and investment and/or significant government assistance. If we are unable to access HALEU or recycled waste fuel, our ability to manufacture fuel and to produce power will be adversely affected, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.
Existing commercial nuclear infrastructure, including enrichment facilities and fuel fabrication facilities, were in most cases designed and are currently licensed to produce uranium in pellet and rod form, with enrichment of the isotope Uranium 235 up to 5%, according to the World Nuclear Association and NRC. Our powerhouses are expected to rely, in part, on HALEU that is not currently available at scale domestically. Supplying fresh HALEU to our powerhouses could require continued modifications to, and NRC licensing of, existing commercial uranium enrichment and fuel fabrication facilities, none of which are currently owned or operated by us.
Currently, HALEU for our commercial powerhouses is available only in limited quantities globally. In the United States, HALEU can be sourced in small amounts from the DOE, and a small but growing supply is being produced domestically by Centrus Energy Corp. (“Centrus”) and by others. Despite U.S. government initiatives, including the $700 million in funding for HALEU development (supported by the Energy Act of 2020 and the Inflation Reduction Act of 2022 (the “IR Act”)) and the DOE’s request for proposals to purchase low-enriched uranium (LEU) from domestic sources on June 27, 2024 (supported by $2.7 billion from President Biden’s Investing in America agenda), the HALEU program is still in its early stages, and significant progress is required to achieve reliable and scalable production. It is possible that the U.S. government may release feedstock, initially in the form of highly enriched uranium (“HEU”), that could be down-blended to HALEU for commercial use. However, the ability to process HEU into HALEU is currently limited to a few licensed third parties in the United States, and these entities do not yet produce commercial-scale HALEU. Additionally, some of these third parties may require regulatory approvals, infrastructure modifications, and process changes to scale up their operations. With the change in administration, it is possible recent federal funding initiatives will be delayed or discontinued. Additionally, some industry participants may be slow to implement required infrastructure upgrades or to obtain NRC licenses or other regulatory approvals needed to enable the enrichment and fabrication of HALEU fuel. These challenges could impair our ability to secure adequate HALEU supplies on a predictable schedule and at a manageable cost. Delays in obtaining HALEU could impact key activities such as fuel loading, testing, and operation of our powerhouses, potentially exposing us to cost and schedule uncertainties. Any such delays may negatively affect the competitiveness of our powerhouses and the power and heat they produce.
Building a new fuel fabrication facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect.
We have received initial third-party cost estimates related to building our first-of-a-kind new commercial fuel fabrication facility. Costs may ultimately be significantly higher than our current estimates, which may affect the marketability, capital and operational costs of our powerhouses and our expectations with respect to our business plan and future profitability. Where these issues arise at such later stages of deployment, deployment could be subject to greater costs or be significantly delayed, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.
Building a new fuel recycling facility is challenging as a result of many factors, including regulatory and construction complexity, and may take longer or cost more than we expect.
Our estimates for a fuel recycling facility are based upon studies performed at the U.S. national labs and work that is underway through a series of joint Oklo-DOE projects. However, costs may be significantly higher than our current estimates, both in terms of the capital and operational costs of our recycling facilities and our expectations with respect to our business plan and future profitability. There is limited experience with licensing and constructing fuel recycling facilities at commercial scale in the United States. As a result, the deployment of this facility could be subject to higher costs than expected or be significantly delayed, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.
Our supply base may not be able to scale to the production levels necessary to meet sales projections.
We do not have manufacturing assets and will rely on third-party manufacturers and construction firms to build powerhouses, fuel fabrication facilities, recycling facilities, and associated equipment. These capabilities and the facilities involve risks including timeline, cost, and financing risk and even if successfully developed, such capabilities will not be available for our earliest powerhouse deployments. Moreover, we are dependent on future supplier capability to meet production demands attendant to our forecasts. If our supply chain cannot meet the schedule demands of the market, our projected sales revenues could be materially impacted.
We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in our powerhouses, fuel fabrication facilities, and fuel recycling facilities. We and our third-party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs or obtain such materials on favorable terms including price. Additionally, certain components may only be available from international suppliers.
We rely on a limited number of suppliers for certain materials and supplied components. We may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.
We do not have significant prior experience in the manufacture of any of the components of fuel fabrication facilities, fuel recycling facilities, or power plants. We have done prototypic fabrication work and are working to establish manufacturing capabilities for components as well as the deployment of a manufacturing facility. Our suppliers’ ability to manufacture components for our fuel fabrication facilities, fuel recycling facilities, and powerhouses is dependent upon sufficient availability of materials and possibly other supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in our fuel fabrication facilities, fuel recycling facilities, and powerhouses. Any supply chain disruption incurred by our third-party suppliers or degradation in the quality and processes of our manufacturer partners may result in delays, cost overruns or impairments to the development of our fuel fabrication facilities, fuel recycling facilities, and powerhouses.
Additionally, certain components may only be available from international suppliers, and the imposition of sanctions, tariffs, or material changes in import and export requirements on a nation-by-nation basis, on materials or supplied components for our power plants could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key materials or components, difficulty qualifying new sources of supply, implementing the use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner. Such prolonged disruptions could also cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition, results of operations and cash flows.
Our business operations rely heavily on securing agreements with suppliers for essential materials and components that will be used to construct our powerhouses, fuel fabrication facilities, and recycling facilities.
The execution, termination, expiration, or failure to renew agreements with our suppliers, including, but not limited to, Siemens Energy and Centrus, whether due to unforeseen circumstances such as supplier insolvency and regulatory changes, pose significant risks to our supply chain. In the event that such agreements are not successfully maintained or replaced, we may encounter difficulties sourcing required materials and components, leading to deployment delays, increased costs, or an inability to meet customer demand. Any interruption or inability to maintain relationships with current and future suppliers, or failure to secure materials from alternative suppliers could adversely impact our business operations, financial performance, and reputation.
Our ability to enter into agreements with potential new customers to provide power may be limited by certain terms of the February 2024 LOI, including right of first refusal and most favored nations provisions.
On February 16, 2024 (the “LOI Execution Date”), Legacy Oklo entered into that certain Confidential Letter of Intent to Purchase Power, dated as of February 16, 2024, by and between Legacy Oklo and Equinix (the “February 2024 LOI”), which confirms Equinix’s interest in purchasing power from our powerhouses to serve its data centers in the United States. The terms and conditions contained in the February 2024 LOI are expected to be further expanded specific to future deployments within a PPA. The terms of a PPA are expected to include, but not be limited to, the following: (i) defining deployment locations; (ii) cost; (iii) jurisdictional and regulatory requirements; (iv) schedule; (v) engineering; (vi) manufacturing; (vii) operational performance; and (viii) detailed terms required to complete each location-specific PPA. Subject to the terms of the February 2024 LOI, for a period of 36 months following the LOI Execution Date, Equinix will have a continuing right of first refusal to purchase energy output produced by powerhouses developed by us in the United States, excluding any powerhouses supplying output to any governmental entity and powerhouses sited in Idaho, Arizona and Ohio (any non-excluded powerhouse being referred to herein as a “Covered Facility”) for power capacity of no less than 100 MW of energy output from any Covered Facility and up to 500 MW of energy output from any Covered Facility (the “ROFR”). It was further agreed, subject to the terms of the February 2024 LOI, that we will not enter into, effective on or after the date of the February 2024 LOI, any letter of intent, PPA or similar agreements or understanding with any current or prospective third-party customer that would grant to such third-party customer any more favorable agreement terms, material terms or most favored nation pricing than those set in the February 2024 LOI (the “MFN”). The application of the ROFR and MFN provisions may negatively impact our ability to achieve results consistent with our illustrative unit economics and may impair our ability to enter into power purchase agreements with additional customers, including by dampening potential interest from any such potential customers.
Customers may rescind or back out of non-binding agreements due to various reasons, which could adversely affect our revenue streams, project timelines, and overall financial performance.
We have entered into and may enter into additional non-binding agreements, such as a master power agreement, memorandum of understanding or letter of interest with customers for the purchase of power or to collaborate on projects. These agreements are non-binding and the underlying contracts may not come to fruition as a result of among other things, changes in business priorities, financial constraints, regulatory changes, force majeure events, failure to obtain necessary approvals, or failure to meet contractual obligations by either party. The termination of these agreements could adversely affect our business. Additionally, loss of planned customers or projects may negatively impact our reputation and future business prospects.
We depend on key executives, management, directors, and other highly skilled personnel to execute our business plan and conduct and oversee our operations, as applicable. A departure of key personnel or our failure to successfully recruit and retain skilled personnel could have a material adverse effect on our business.
Our success depends, in significant part, on the continued services of our senior management team and directors and on our ability to attract, motivate, develop, and retain a sufficient number of other highly skilled personnel, including engineering, science, technology, manufacturing and quality assurance, regulatory affairs, finance, marketing and sales personnel. Our senior management team and directors have extensive experience in the energy and manufacturing industries, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team or directors, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business and financial condition if we are unable to successfully attract and retain qualified and highly skilled replacement personnel. Competition for the limited number of these skilled personnel is intense. If we are unable to adequately anticipate our needs for certain key competencies and implement human resource solutions to recruit or improve these competencies, our business, results of operations and financial condition would suffer. If we are unable to recruit and retain highly skilled personnel, especially personnel with sufficient technical expertise to develop our powerhouses, fuel fabrication facilities, recycling facilities, and fuel, we may experience delays, increased costs, and reputational harm.
Power purchase agreements are a key component to our anticipated business model for sales of power, and customers may be able to void all or part of these contracts under certain circumstances, which could significantly impact our financial performance and operational stability. We may need to find substitute customer power and/or heat offtake or may need to cancel licensing work related to particular customers and sites as a result of changes in customer demand or contracts with customers.
In our power purchase agreements with customers, we will seek to protect ourselves from risks, but there is no guarantee that we can prevent all customers from voiding our contracts in full or in part. Customers might have the right to terminate or renegotiate these contracts based on a number of factors that will be specified on an agreement-by-agreement basis. Given the risk that a customer might void, or attempt to re-negotiate, a power purchase agreement, we might ultimately expend resources on a deployment that does not realize the expected revenue. Depending on the stage of development of the deployment we may cancel licensing and procurement efforts, losing our investment to that point, or we may be forced to find substitute customers, which may not ultimately purchase energy on as favorable of terms, reducing the expected revenue of the deployment. Attracting new customers could be time-consuming, and there is no guarantee that we will be able to secure new power purchase agreements on terms that are as favorable as the original agreements.
Fluctuations in energy prices could impact the viability of our power purchase agreements, especially if the contract prices are fixed or based on long term projections. Rapid changes in the energy markets might render our pricing less competitive or less profitable.
Power purchase agreements may include penalties for not delivering sufficient electric and/or heat energy on schedule, which may result in liabilities and reductions in cash flow.
A term occasionally used in power purchase agreements involves penalties that may accrue if either party fails to meet the stipulations of the relevant agreement, including penalties for the power producer, in this case the Company, if adequate power is not provided on time. Such penalties may adversely impact our profitability and financial stability. Additionally, such penalties might lead to cash flow reductions as our financial resources are diverted to remediate. Reduced cash flow may inhibit our ability to invest in growth opportunities, fund operational expenses, and service debt, among other financial impacts. Incurring penalties might also harm our reputation in the market, and may put us at a competitive disadvantage to our competitors.
There is limited precedent for independent developer construction and operation, use of power purchase agreements, and other behind-the-meter or off-grid business models relating to deployment of fission power plants.
The deployment of fission power plants by independent developers, as well as the utilization of power purchase agreements and other behind-the-meter or off-grid business models, is relatively novel in the energy industry. As a result, our business faces certain risks and challenges due to the novelty of the business model. The absence of prior experiences may introduce uncertainties that could impact our business projections and subsequent performance. Additionally, the novelty of this business approach, or the perception thereof, might lead to higher perceived risks and, consequently, less favorable financing terms, or higher uncertainty risk assessments that might increase the potential for cost overruns and delays of deployment.
The unfamiliarity of independent developer fission power plants and alternative business models might affect market acceptance. Potential customers and stakeholders might hesitate to adopt our approach, which could slow down market penetration and revenue growth.
This approach is novel to the nuclear industry and if proven successful, may be adopted by competitors. Increased competition could erode profit margins and hinder our market expansion.
Some of our powerhouses may rely on interconnections to distribution and transmission facilities owned and operated by third parties, meaning that those specific deployments are exposed to interconnection and transmission facility development and curtailment risks. These curtailment risks could impede delivery of our electricity, have a material adverse effect on our revenue and operational performance, occur without compensation and reduce our ability to fully capitalize on the potential of those specific deployments. Insurers may perceive higher risks associated with limited precedent projects, potentially leading to increased insurance premiums or difficulties in obtaining adequate coverage.
Some of our management team have limited experience in operating a public company.
Some of our executive officers have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to our management and growth. We may need to add additional personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting to maintain what is required of public companies in the United States. The development and implementation of the standards and controls necessary for us to maintain the level of accounting standards required of a public company in the United States may require costs greater than expected. We could be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.
If we fail to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.
We intend to expand our operations significantly to address our target market. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include:
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hiring and training new personnel;

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completing the designs, licensing, construction, and commissioning of our powerhouses;

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optimizing applications of our reactors to serve both electric power customers and a broad base of non-traditional industrial customers interested in utilizing the heat produced by our powerhouses;

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developing the supply chain necessary to supply components for our powerhouses;

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developing the processes and technologies to transport radiological materials;

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developing fuel fabrication capabilities and capacity;

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developing the operational capabilities and functions necessary to operate our powerhouses;

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establishing the supply chain required to source and obtain fuel;

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controlling expenses and investments in anticipation of expanded operations;

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completing the design, licensing, construction, and commissioning of our fuel recycling facilities;

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upgrading the existing operational management and financial reporting systems and team to comply with requirements as a public company; and

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implementing and enhancing administrative infrastructure, systems, and processes.

If our operations continue to grow, of which there can be no assurance, we will need to continue to expand our sales and marketing, research and development, customer, and commercial strategy, permitting and licensing, products and services, manufacturing, supply, and operations functions. These efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We will also need to continue to develop our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations for such facilities.
Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding capacity internally and with third parties to construct our powerhouses and related equipment, delays in production, challenges in scaling-up fuel recycling capacity, and difficulty sourcing adequate raw materials, such as HALEU. These difficulties may divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount, and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition, and results of operations.
There is limited commercial operating experience for metal-fueled fast reactors of this type, configuration, and scale, particularly compared to that of the existing fleet of large light water reactors. This creates risks in cost and timeline estimates, and lack of recent domestic commercial experience in terms of labor and supply chain and other factors may result in greater than expected construction costs, deployment timelines, maintenance requirements, differing power output and greater operating expenses.
The lack of commercial experience building and operating metal-fueled fast reactors like ours could lead to us failing to identify latent design, manufacturing, construction, and operations issues of our powerhouses early enough to avoid negative effects on production, fabrication, construction or ultimate performance of powerhouse and related technologies. Moreover, the cost and time associated with the construction and maintenance of our metal-fueled fast reactors may be greater than we expect because of a lack of a domestic labor force with relevant commercial experience and an inexperienced supply chain for this type of reactor. Where these issues arise at later stages of deployment, deployment could be subject to greater costs or be significantly delayed, which could materially and adversely affect our business.
Successful commercialization of new, or further enhancements to existing, alternative carbon-free energy generation technologies, such as adding carbon capture and sequestration/storage mechanisms to fossil fuel power plants, wind, solar, geothermal or fusion, may prove to be more cost effective or appealing to the global energy markets and therefore may adversely affect the market demand for our powerhouses, potentially adversely affecting our ability to successfully commercialize our powerhouses.
The expected market for our powerhouses may be superseded or rendered obsolete by new technology or the novel application of existing technology. Our estimates for the total addressable market and expectations with regards to certain unit economics are based on a number of internal and third-party estimates, including our potential contracted revenue, the number of potential customers who have expressed interest in heat and electricity from our powerhouses, the conversion rate of those potential customers into paying customers, assumed prices and production costs for our powerhouses and resulting power, our ability to leverage our current logistical and operational processes, and assumptions regarding our technology and general market conditions. However, our assumptions and the data underlying our estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, reducing the predictive accuracy of these underlying factors. Any material change to our assumptions or expectations may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.
The market for alternative carbon-free energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected. If demand for our powerhouses fails to develop sufficiently, our business and operations could suffer, and we would be unable to achieve or maintain profitability.
The viability and continued growth in demand for alternative carbon-free energy generation technologies, and in turn, our powerhouses, may be impacted by many factors outside of our control, including:
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market acceptance of nuclear power;

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cost competitiveness, reliability and performance of our powerhouses compared to conventional and renewable energy sources and products;

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availability and amount of financing to support the development and deployment of our powerhouses;

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the extent to which the nuclear power industry and broader energy industries are deregulated to permit broader adoption of nuclear electricity generation;

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the cost and availability of key materials and components used in the production of our powerhouses;

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prices of traditional utility-provided energy sources; and

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the emergence, continuance, or success of, or increased government support for, other alternative energy generation technologies and products.

Reduction in energy demand or changes in climate-related policies may change market conditions, reducing our product’s competitiveness and affecting our performance. If demand does not grow, our business and operations could suffer, which would have an adverse impact on our ability to grow our business and we could be unable to achieve or maintain profitability.
Competition from existing or new competitors or technologies domestically and internationally could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.
We operate in a highly competitive energy market and are subject to competition based upon product design, performance, technology, pricing, quality, and services, from competing nuclear suppliers, as well as from alternative means of producing electricity and/or heat. There are a number of advanced reactor designs and advanced reactor projects under development in the United States. Many of these designs are involved in application and pre-application reviews with the NRC. Our products and services will conform to more exacting specifications and may carry a higher price than competing non-nuclear products due to the highly regulated nature of the U.S. nuclear industry. Other companies providing competing technologies could capture customers or market share from us, which could have a material adverse effect on our business or financial condition.
Moreover, our competitors may develop or adopt technologies that are superior, more efficient, more effective, and/or more attractive to prospective customers compared to our technologies (on a price-to-value basis, operational impact, or otherwise), or may adapt more quickly to leverage new or emerging technologies or meet new or evolving regulatory requirements in our target markets. We will need to anticipate and respond to these changes by enhancing our offerings and/or internal processes in order to maintain our competitive position, but we may not be successful in doing so.
For sales and/or deployments outside of jurisdictions with highly developed nuclear regulatory frameworks, some of our foreign competitors currently benefit from, and others may benefit in the future from, permissive regulatory and licensing regimes and/or from protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Those competitors may have a competitive advantage if they are able to obtain approvals, or if they can demonstrate to potential customers the value and benefits of their products and services, particularly in jurisdictions that have less stringent nuclear regulatory requirements. These competitors may have access to greater sources of funding to develop and commercialize their power than we do, whether as a result of potential competitive advantages or from supportive national governments. This market environment may result in increased pressures on our pricing and other competitive factors.
We believe our ability to compete successfully in designing, engineering, manufacturing, and operating our products and services at significantly reduced costs to customers does and will depend on a number of factors, which may change in the future due to increased competition. If we are unable to compete successfully, our business, financial condition, results of operations and cash flows would be adversely affected.
The cost of electricity and heat generated from our powerhouses may not be cost competitive with electricity and/or heat generated from other sources, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.
Many U.S. electricity markets price electric energy, capacity, and/or ancillary services on a competitive basis, with market prices subject to substantial fluctuations. Other markets remain heavily regulated by state or local utility regulatory authorities, with power purchase decisions by electric utilities subject to various competitiveness or prudence tests. As a result of competitive pressures, some electricity markets experience low marginal energy prices at certain times due to a combination of subsidized generating resources, competitors with low-cost or no-cost fuel sources, or market-design features that create incentives for certain attributes or deliver revenue in unpredictable ways over time, and we may not be able to compete in these markets unless the benefits of our advanced fission power technology and business model are sufficiently valued. Even in markets that price reliable capacity on a long-term basis, there is no guarantee that advanced fission power will be sufficiently low-cost so as to clear auction-style capacity markets or to attract customers to sign power purchase agreements with us on commercially acceptable terms, and signing a power purchase agreement or clearing a capacity auction in any one year is no guarantee of similar outcomes in successive years. Moreover, powerhouses will likely serve a specific number of market segments targeting smaller distributed generation, remote application, or industrial customers, who may have lower cost power/ heat alternatives available to them, especially in the near-term.
Failure of the cost of electricity and heat generated from our powerhouses to be cost competitive with electricity and/or heat generated from other sources, will limit our ability to charge a premium relative to other energy sources, which could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.
Changes in the availability and cost of oil, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business prospects, financial condition, results of operations and cash flows.
The availability and prices of oil, natural gas, and other forms of energy are subject to volatile market conditions. These market conditions are affected by political, economic, and other factors beyond our control. Decreases in energy prices or increases in nuclear energy costs relative to other forms of energy may adversely affect our business prospects, financial condition, results of operations and cash flows. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive or to adjust their business plans and operations, decreased energy prices may have an adverse effect on our business prospects, financial condition, results of operations, and cash flows.

Our investment in recycling may not provide the return we expect. The market for recycled nuclear fuel in the United States may never be established or may be smaller or grow more slowly than expected.
We are actively developing fuel recycling capabilities with the goal of deploying a commercial-scale fuel recycling facility in the United States by the 2030s. We currently expect to be the primary, but not the sole, users of the recycled fuel we plan to generate. Challenges that could impact timeline and cost might arise from necessary activities such as siting, obtaining of federal, state, and local permits and approvals, transportation, threatened litigation, access to used fuel for the purposes of recycling, and securing disposal solutions for waste. Our estimates for the total addressable market and expectations with regards to this potential line of business are based on several internal and third-party estimates, including those for facility deployment, licensing, capital and operational costs, and sales prices for the resulting recycled fuel. The timeline to scale-up and deploy the necessary technological processes is based upon assumptions regarding our technology and general market conditions. However, our assumptions and the data underlying these estimates may not be correct, and the conditions supporting our assumptions or estimates might change at any time, reducing the accuracy of these underlying assumptions. As a result, our investment in fuel recycling technology and this potential line of business may not provide any return, or the return we have projected. In addition, the market for recycling nuclear fuel in the United States has not yet been established and nuclear fuel recycling technologies such as ours have limited operational history and have not been proven at scale. Any material change to our assumptions or expectations with respect to the market for recycled nuclear fuel and the technology we plan to utilize may have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows, and could harm our reputation.
Our business plan involves the concurrent development of two configurations of our powerhouses (15 MWe and 75 MWe), and makes certain assumptions with respect to learnings, efficiencies and regulatory approvals as a result of this concurrent development approach, which may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows.
Our business plan to construct and operate our powerhouses is subject to the continued development activities and makes assumptions with respect to learnings, efficiencies and regulatory approvals as a result of this concurrent development approach. If such assumptions regarding the concurrent development of our powerhouses are not accurate, we may be unable to successfully introduce, market, and sell these configurations of our powerhouses in a timely and cost-effective manner, and properly position and/or price our products, and our business, results of operations, or financial position could be materially impacted.
Our business plan may also include the development of other configurations of our powerhouses (100 MWe and higher), and makes certain assumptions with respect to learnings, efficiencies, and regulatory approvals as a result of this new development approach, which may not be accurate or correct. Any adverse change to these assumptions may have a material adverse effect on our business prospects, financial condition and results of operations and cash flows.
We compete in a market characterized by rapid technological advances, evolving regulatory standards in software technology and frequent new product introductions and enhancements. To succeed, we may also rely on the development of other configurations of our powerhouses (100 MWe and higher). The development of other configurations of our powerhouses has inherent risks, including, but not limited to:
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higher than expected research and development costs;

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delays or unexpected costs in developing new configurations;

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ability or delays in obtaining regulatory approval;

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customers delaying purchase decisions in anticipation of new configurations;

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customer confusion and extended evaluation and negotiation time;

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educating our sales, marketing, and consulting personnel to work with new configurations;

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competition from earlier and more established entrants;

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market acceptance of earlier configurations; and

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the accuracy of assumptions about the nature of customer demand.

If we are unable to successfully introduce, market, and sell other configurations of our powerhouses in a timely and cost-effective manner, and properly position and/or price our products, our business, results of operations, or financial position could be materially impacted.
We and our customers operate in a politically sensitive environment, and negative public and political perceptions of nuclear energy and radioactive materials could materially and adversely affect us, our customers, and the markets in which we operate.
Successful execution of our business model is dependent upon public support for nuclear power, in general, in the United States and other countries. The risks associated with uses of radioactive materials in our nuclear facilities and the public perception of those risks can affect our business. Opposition by third parties can delay or prevent the licensing and construction of new nuclear facilities and in some cases can limit the operation of nuclear facilities. Adverse public reaction to developments in the use of nuclear power could directly affect our business and indirectly affect our customers’ businesses. In addition, journalists, trade press, and other third parties, potentially including one or more of the agencies with regulatory jurisdiction over us, may publish statements that negatively affect the public or political perception of us.
We may also face adverse public or political perception due to a variety of environmental and social factors, including as relevant standards continue to evolve. Stakeholder and policymaker expectations on such matters are not uniform, and any failure to successfully navigate such expectations may result in various adverse impacts. Adverse public opinion or political perceptions could result in increased regulatory requirements and costs or increase the likelihood that our operations are subject to liabilities or adverse claims. In the past, adverse public reaction, increased regulatory scrutiny and related litigation contributed to extended licensing and construction periods for new nuclear power plants, sometimes delaying construction schedules by decades or more, or even shutting down operations at already-constructed nuclear power facilities.
Incidents involving nuclear energy facilities, including accidents, terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, and such adverse effects could potentially decrease demand for nuclear energy, increase regulatory requirements and costs, or result in liability or claims that could materially and adversely affect our business.
Successful execution of our business model is dependent upon public support for nuclear power, in general, in the United States and other countries. Any significant incident affecting a nuclear energy facility could materially damage public perception of nuclear power. In the past, adverse public reaction to such incidents (for example, incidents involving the Fukushima nuclear power plant in Japan, and incidents at Three Mile Island and Chernobyl) led to increased public and regulatory scrutiny, which contributed to extended licensing and construction periods for new nuclear power plants, sometimes delaying construction schedules by decades or more or even shutting down operations at already-constructed nuclear power facilities. Such an incident could also impact customer demand for heat, electricity, or fuel derived from nuclear energy. Any of these effects could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.
Our use of technologies and systems that use artificial intelligence or large language models, given the dynamic state of such technologies, may cause inadvertent or unexpected impacts that may harm our business.
Like many companies, we are using and looking for more opportunities to use artificial intelligence technologies, including those that leverage large language models, in an effort to reduce costs and run our business efficiently. In particular, we are evaluating opportunities to leverage artificial intelligence operations in our research and development efforts, as well as in operational areas like procurement and contract management. Some of these technologies are nascent, and their reliability and effectiveness is unproven. As a result, the resources and time we expend to use such systems may ultimately fail to create efficiencies and may even make us less efficient. Additionally, these systems may hallucinate or generate incorrect outputs that may negatively impact our business or operations in unexpected ways if we fail to identify and screen out such errors, particularly if we are using such technologies in our research and development efforts (for example, if we use such technologies to help us evaluate design parameters).

Additionally, the legal and regulatory framework that applies to the use of artificial intelligence technologies is rapidly evolving. Such evolving laws and regulations may prevent us from being able to effectively use such technologies, may impact the costs of using such technologies, may cause operational costs if we need to change processes that we implement to use such technologies, or may subject us to legal or regulatory liabilities.
Our ability to protect our patents and other intellectual property rights may be challenged and is not guaranteed. If we are unable to protect our intellectual property rights, our business and competitive position may be harmed.
We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patents, trademarks/service marks, copyrights and trade secret laws in the United States and other jurisdictions, as well as commercial agreements, such as confidentiality agreements, assignment agreements, and license agreements to establish, maintain and enforce rights associated with our powerhouses and related proprietary technologies. Given that the underlying technology is many decades old, we primarily use patents to help ensure that others cannot preclude us from using certain technologies or key design aspects.
Our success depends in part on our ability to obtain and enforce patent protection for our powerhouses and related technologies, but our patent applications may not result in issued patents, given the complexity of questions around patentability and the large number of patents and patent applications in related fields. Failing to obtain patent protection may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.
Even if issued, our patents may be contested, challenged, circumvented, invalidated, or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement as compared to the United States. In addition, the claims of any patents that issue from our patent applications may be narrowed in scope during prosecution, challenged as invalid, or may simply not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours (for example if competitors can “design around” our patents).
Additionally, some of our technology has been developed with funding from the United States Department of Energy. Inventions conceived or first actually reduced to practice under agreements with the Department of Energy (“subject inventions”) grant the United States Government (“USG”) certain rights and impose specific obligations on our ability to practice and license these inventions. Specifically, the USG obtains a worldwide, nonexclusive, nontransferable, irrevocable, paid-up license to practice or have the subject invention practiced for or on behalf of the USG and we are generally obligated to ensure that any products embodying or produced through the use of any subject invention will be manufactured substantially in the United States unless the USG determines that it is not commercially feasible to do so. Failure to abide by the United States competitiveness requirements for domestic manufacture of certain subject inventions may also cause us to forfeit and assign all rights to certain inventions to the United States Department of Energy. Another right the USG has in subject inventions — although it has never exercised such a right — is march-in rights, whereby the USG may require us to license a patent on reasonable terms under very limited circumstances, such as if we or a licensee are not commercializing the invention or if there is a violation of the domestic manufacturing requirement in 35 U.S.C. § 204.
We also rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and help maintain our business and competitive position. We may not be able to prevent the unauthorized disclosure or use of our trade secrets, know-how, or information that we consider to be confidential, by the parties to these agreements, despite the existence generally of confidentiality provisions and other contractual restrictions. If any of the suppliers, subcontractors, venture partners, employees, and consultants, and other third parties who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Even where remedies are available, enforcing a claim that a party illegally disclosed or misappropriated our trade secrets is expensive and time consuming, and the outcome is unpredictable. Courts outside the United States are sometimes less willing to protect trade secrets. Additionally, our trade secrets could become known or be independently discovered by our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate, from using that technology or information to compete with us.
We do not have worldwide patent rights for our powerhouses and related proprietary technologies because there is no such thing as a worldwide patent or “international patent rights.” We also do not have worldwide trademark protection for our brand for similar reasons. Accordingly, we may not be able to protect our intellectual property rights in certain jurisdictions and their legal systems. Our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where we do have patent protection.
We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial fees and costs.
Companies, organizations or individuals, including our existing and future competitors, may hold or obtain patents, trademarks/service marks or other intellectual property rights that would prevent, limit or interfere with our ability to develop our intellectual property and make, use, develop, import, offer to sell or sell the power and heat generated by our powerhouses and related technology, which could make it more difficult for us to operate our company. From time to time, we may receive inquiries from holders of patents or trademarks/service marks inquiring whether we are infringing their proprietary rights. Companies, organizations or individuals, including our existing and future competitors, may also seek court declarations that they do not infringe our intellectual property rights. Companies holding patents or other intellectual property rights similar to our technology may bring proceedings alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed a third party’s intellectual property rights, we may be required to do among other things, one or more of the following: (i) cease making, using, offering to sell, selling or importing our powerhouses or the power and heat generated by our powerhouses that incorporate the challenged intellectual property; (ii) pay substantial damages; (iii) pay for and obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all; or (iv) redesign part or all of our technology. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results, and financial condition could be materially adversely affected. In addition, any litigation, or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s focus and attention.
We also anticipate licensing patents and other intellectual property from third parties, and we may face claims that the use of this intellectual property infringes the rights of other third parties. Our rights to indemnification or damages under our license contracts may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.
Additionally, our confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive intellectual property. Those agreements may not be honored and obligations to assign intellectual property may be challenged or breached. Moreover, there may be some circumstances where we are unable to negotiate for such ownership rights or where others misappropriate those rights.
We may be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an owner, a joint owner, a licensee, an inventor, or a co-inventor. In the latter two cases, the failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our patented technology or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose exclusive ownership of, or right to use or license valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
If we or our third-party providers fail to protect confidential information and experience data security incidents, we may experience adverse effects, including regulatory enforcement consequences, on our business and results of operations.
In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). We process this information on our own and third-party computer systems, hardware, software, technology, infrastructure and online sited and networks (collectively, “IT Systems”). It is critical that we do so in a secure manner to maintain the confidentiality, availability and integrity of such confidential information. While we own some of these IT Systems, we also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who may provide IT Systems or otherwise have access to our confidential information. Regarding actual powerhouse deployments, we are subject to the NRC’s regulations in this area, the violation of which could carry regulatory enforcement action.
Despite the implementation of security measures, our IT Systems and those of our contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunctions, natural disasters, terrorism, war and telecommunication and electrical failures. Our IT Systems and those of our contractors and consultants also face numerous and evolving cybersecurity risks from diverse threats, such as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties, state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools — including artificial intelligence — that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, confidential information or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and confidential information. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.
To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or IT Systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our products could be delayed.
Furthermore, significant disruptions of our internal IT Systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including, but not limited to, intellectual property, proprietary business information, export-controlled information, and personal information), which could result in financial, legal, business, and reputational harm to us. Any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information related to our employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, result in legal claims or proceedings (including class actions), subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business. Additionally, some of our systems may be considered to be critical infrastructure systems and so we may have additional obligations in response to a cybersecurity attack. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.
Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of personal information could adversely affect our business, results of operations or financial condition.
In connection with running our business, we process information that relates to individuals, including from our employees and business contacts. We are therefore subject to certain laws and regulations relating to the privacy, security and handling of personal information. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States, including in relation to cybersecurity incidents.
It is possible that new laws and regulations, or amendments to or changes in interpretations of existing laws and regulations, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and financial condition could be materially adversely affected.
Macroeconomic Risks Relating to Our Business
We may experience a disproportionately larger impact from inflation and rising costs.
Inflation has resulted in, and may continue to result in, higher interest rates and capital costs, higher shipping costs, higher material costs, supply shortages, increased costs of labor and other similar effects. Although the impact of material cost, labor, or other inflationary or economically driven factors will impact the entire nuclear and energy transition industry (including renewable sources of electricity, like solar and wind), the relative impact will not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and others. Such inflation could significantly affect the competitiveness of our technology and our ability to construct and operate our fuel fabrication facilities, fuel recycling facilities, and powerhouses, which could have a material adverse effect on our business, financial condition, and results of operations.
Uncertain global macroeconomic and political conditions could materially adversely affect our business prospects, financial condition, results of operations, and cash flows.
Our results of operations could be materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, fluctuations in interest rates, fluctuations in exchange rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions.

Potential customers may delay or decrease spending on our powerhouses and related services as their business and budgets are impacted by economic conditions. The inability of potential customers to pay us for our powerhouses and related services may adversely affect our earnings and cash flows.
The ongoing military conflict in Ukraine has escalated tensions between the United States, and its North Atlantic Treaty Organization (“NATO”) allies on one hand, and Russia on the other. The United States and other NATO member states, as well as some non-member states, have imposed sanctions against Russia and certain Russian banks, enterprises, and individuals. Now that there are sanctions on Russian companies supplying HALEU, sourcing HALEU presents a potential supply chain risk. These circumstances have impacted the commercial availability of HALEU and increasing the cost of uranium enrichment services to produce HALEU and could potentially increase the adverse impact on the price of enrichment services and on our future operations.
Further, the ongoing military conflict resulting sanctions and related countermeasures by NATO states, the United States, and other countries have led to, and are likely to lead to additional market disruptions, including significant volatility in commodity prices, credit, and capital markets, as well as supply chain interruptions for equipment. These disruptions could have an adverse impact on our operations and financial performance. Global supply chain disruptions have increasingly affected both the availability and cost of materials, component manufacturing and deliveries. Disruptions such as military conflicts, sanctions, and other countermeasures between nations, as well as any escalation in tension between nations, may result in delays in equipment deliveries and cost escalations that could adversely affect our business prospects, financial condition, results of operations and cash flows.
Our cost estimates are highly sensitive to broader economic factors, and our ability to control or manage our costs may be limited.
Capital and operating costs for the deployment of any energy infrastructure, and especially for Oklo’s first-of-a-kind powerhouses, are difficult to project, inherently variable and are subject to significant change based on a variety of factors including site specific factors, customer off-take requirements, regulatory oversight, operating agreements, supply chain availability, supply chain availability effects on reactor and power plant performance, inflation and other factors. Opportunities for cost reductions with subsequent deployments are similarly uncertain. The cost estimates may increase significantly through design maturity, when accounting for supply chain availability, fabrication costs, as we progress through the regulatory process, or as a result of other factors, including unexpected cost increases that particularly affect our powerhouses. To the extent cost reductions are not achieved within the expected timeframe or magnitude, powerhouses, like the Aurora, may not be cost competitive with alternative technologies, which may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows, and could harm our reputation.
The direct and indirect impact on us and our value chain from severe weather and other effects of climate change could adversely affect our financial condition, operating results, and cash flows.
Our operations and properties, and those of our value chain, may in the future be adversely impacted by flooding, wildfires, high winds, drought, and other natural disasters and catastrophic events. Climate change is expected to increase the frequency and intensity of certain such events, as well as contribute to chronic changes (such as in weather patterns or water levels) that may result in various adverse impacts. These events can force us or our value chain to suspend operations at impacted properties and may result in significant damage to such properties. Even if these events do not directly impact us or our value chain, they may indirectly impact us and our value chain through increased insurance, energy, or other costs. In addition, although the ongoing transition to non-carbon-based energy is creating significant opportunities for us and parts of our value chain, the transition also presents certain risks, including macroeconomic risks related to higher energy costs and energy shortages, among other things. These direct and indirect impacts from climate change could adversely affect our financial condition, operating results, supply chain and cash flows.

The occurrence of adverse events, cancellations of significant projects, delays in project timelines, adjustments in cost structures, and other negative developments announced by competitors could have an impact on our operations, financial performance, and future prospects.
The occurrence of newsworthy events in the nuclear industry as a whole, including, but not limited to the delay of major projects, inflated cost adjustments, fluctuations in product pricing strategies, cancellations of public offerings, customer withdrawals, or disruptions in supply chain may adversely affect our business in several ways, including:
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Negative news or events associated with industry peers may lead to decreased investor confidence in the sector, which could impact the broader stock market performance of companies operating within the industry, including us. This could result in fluctuations or declines in our stock price irrespective of our internal performance.

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Adverse events in competitor firms may alter the competitive landscape, affecting market share dynamics, pricing strategies, and overall positioning within the industry. This could impact our ability to retain or expand our market presence.

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Changes in market dynamics influenced by competitors’ actions, such as inflated cost adjustments or potential cancellations, could have ripple effects on our financial stability and profitability, influencing our financial metrics and potentially impacting investor perceptions.

There is no guarantee that we will be insulated from the adverse effects of the foregoing events and the occurrence of any of these events could negatively impact our business operations and financial condition.
If the market for technologies using artificial intelligence contracts or does not grow at the rate some parties expect, our customers or prospective customers may reduce their projected needs for power and/or heat, which may impact the market for our offerings.
Some of our customers and prospective customers operate or otherwise rely on data centers and other similar infrastructure that can support, among other things, the growing demand for technologies that use artificial intelligence. Their business plans, including their construction of or expansion of infrastructure facilities that they intend to power or heat using our offerings, may rely in part on assumptions around the growth of artificial intelligence technologies, which may prove to be unwarranted. If these assumptions prove incorrect, it may impact the business plans of these customers or prospective customers, which may reduce their need for our products or services, and may even lead to them canceling or renegotiating contracts with us. Such market disruptions could adversely affect our business plans, operating results, supply chain and cash flows.
Risks Relating to Compliance with Law, Government Regulation and Litigation
The nature of our business requires us to interact with various governmental entities, making us subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and we may be negatively or positively impacted by any change thereto.
We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to use and possession of radioactive materials; design, manufacture, operations, marketing, and export of nuclear technologies; employment and labor; tax; data security of the operational and information technology we use; health and safety; zoning and environmental issues. Laws and regulations at the foreign, federal, state, and local levels may change and may be interpreted in different ways, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We cannot guarantee that our measures to monitor these developments and the time and resources we spent to comply with these laws, regulations, and guidelines will be satisfactory to regulators or other third parties, such as our customers, who may also be subject to extensive governmental regulation.
We may need to expend substantial efforts to comply with any new and changing relevant and applicable laws and regulations, which may result in increased general and administrative expenses and a diversion of management time and attention. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows, and financial condition, and lead to regulatory delays that could impact our ability to obtain licenses, certificates, authorizations, permits, certifications from regulatory agencies, and/or any other type of regulatory approval.
Failure to comply with these laws may result in civil and criminal penalties or private lawsuits, or the suspension or revocation of those regulatory approvals, which would prevent us from operating our business. With respect to our powerhouses, fuel fabrication and fuel recycling, we require regulatory approval from the NRC to construct and operate the facilities, and any additional local and state permitting requirements, as needed. Failure to comply with these laws, obtain the required regulatory approvals, or receive exemptions from such regulations, as needed, could result in regulatory enforcement, violations, fines, penalties, or the inability to operate our commercial deployments. Any delays in regulatory approvals could also adversely affect our ability to meet construction and operation timelines and thereby affect our financial performance. Our powerhouses, fuel fabrication, and fuel recycling activities are subject to regulations in all jurisdictions related to nuclear safety, environmental, and financial qualification, among other requirements. Regulatory approvals, such as construction permits and operating licenses issued by the NRC and DOE, are necessary for us to construct and operate our powerhouses, fuel fabrication and fuel recycling facilities. Our plans to construct and operate these facilities relies on timely receipt of such regulatory approvals. Such regulatory approval processes may be subject to change, can be technically challenging to address, may result in the imposition of conditions that impact the financial viability of our facilities, and may also provide opportunities for third parties to lodge objections or file petitions against the licensing of our facilities.
The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget or appropriations process for any government fiscal year could have an adverse impact on our business, prospects, financial condition, results of operations and cash flows.
The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse direct or indirect impact on our business, financial condition, results of operations, and cash flows.
Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the energy spending priorities of the U.S. government, what challenges budget reductions will present for the energy industry and whether annual appropriations bills for all agencies will be enacted by the U.S. government in a given fiscal year and thereafter due to many factors, including but not limited to, changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding. The U.S. government’s budget deficit and the national debt could have an adverse impact on our business, prospects, financial condition, results of operations and cash flows in a number of ways, including the following:
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The U.S. government could reduce or delay its spending on, reprioritize its spending away from, or decline to provide funding for the government programs in which we participate;

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U.S. government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to U.S. government spending priorities and levels; and

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We may experience declines in revenue, profitability, and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of our customers and prospective customers, including U.S. federal, state, and local governments.

These factors may become exacerbated by elevated interest rates and overall interest rate volatility as more U.S. government spending must be appropriated to servicing the national debt. Furthermore, we believe continued budget pressures could have serious negative consequences for the nuclear energy industry and the customers, employees, suppliers, investors, and communities that rely on companies in the nuclear energy industry. Budget and program decisions made in this environment would have long-term implications for us and the entire nuclear energy industry.
Our powerhouses, recycling facilities and fuel fabrication facilities will be highly regulated by the U.S. government, including the NRC and potentially the DOE, as well as foreign, state, and local governments. We have not received any approval or licensing to date or submitted our updated custom combined license application (“COLA”) to the NRC, and approval or licensing of these designs or facilities, and the timing of such approval or licensing, if any, is not guaranteed. Our planned international expansion will subject us to additional U.S. and foreign regulations.
Our commercial powerhouses, including our planned plants in Idaho and Ohio, commercial recycling facilities, and commercial fuel fabrication facilities will be subject to NRC licensing and approvals, from initial approval or licensing through construction and operations and into decommissioning. They may also be highly regulated by other U.S. federal and state-level governmental authorities and regulatory bodies in other jurisdictions in which we may establish operations. Under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”) and the implementing NRC regulations, members of the public, state, or tribal governments may request a public hearing opposing the issuance of any NRC permit or license, or challenging portions of the license or permit application or of the NRC’s review. Certain NRC actions also include provision for a mandatory administrative hearing regardless of whether any contentions are submitted in conjunction with the action. These hearing processes may delay or prevent the issuance of required regulatory approvals (i.e., permits or licenses) for our powerhouses, recycling facilities, and fuel fabrication facilities.
Additionally, any facilities, commercial or otherwise, that may be located on DOE land may be subject to additional oversight from the DOE. Our planned fuel facility in Idaho will require oversight from the DOE and will require approvals prior to construction and operation. Any deployments that require both NRC and DOE oversight might introduce additional uncertainties and complexities. Additionally, state or other local jurisdictions may have or could elect to develop regulations specific to the siting, construction, operation, and decommissioning of commercial nuclear facilities or the transportation of radiological materials that could impact our deployment timelines and business model. Our planned international expansion will increase our exposure to U.S. export control laws as well as laws and regulations of foreign jurisdictions the impact of which cannot be predicted at this time. Exports to other countries may require cooperation from the United States or other governments and may result in shortages and delays if not accomplished within assumed timelines or costs. Additionally, we may require U.S. approvals in order to import certain materials and components that may be predominantly produced outside of the United States. We must obtain governmental licenses to transport, possess, and use radioactive materials, including isotopes of uranium, in our powerhouses, fuel facility, and recycling facility operations. These are generally granted as part of operations licensing, but failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to generate electricity and/or heat for our customers and have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows.
Notwithstanding our custom COLA to the NRC or other actions to date, no powerhouse in the Aurora product family has been licensed or approved by the NRC or any other regulatory body. Additionally, no commercial nuclear reactor that is not water cooled is currently operating in the U.S. under an NRC-issued license, and no advanced fission technology has been approved for commercial operation by the NRC. The NRC has also not yet established an oversight program for advanced reactors and therefore it is unclear what level and scope oversight the NRC may choose to implement during power operations. The implementation of an NRC oversight program could substantially affect our operation of our commercial facilities.
Related to operations, the NRC has the authority to issue notices of violation for violations of Title 10 of the Code of Federal Regulations, executing the Atomic Energy Act, NRC’s regulations and conditions of licenses, certificates of compliance, and orders. The NRC has authority to impose civil penalties (the maximum amount of which is adjusted annually to account for inflation) or additional requirements and to order cessation of operations for violations of these requirements. Penalties under the NRC regulations and applicable agency guidelines could include substantial fines, imposition of additional requirements, or withdrawal or suspension of licenses or certificates and criminal penalties. Any penalties imposed on us could adversely affect our results of operations and liquidity.

Legacy Oklo started working with the NRC to pilot a COLA application with a new structure in 2018 and formally submitted a COLA in 2020. The COLA was partially reviewed by the NRC and denied without prejudice in 2022, with the NRC identifying additional information it required. While we have been actively working to address technical, policy, and programmatic matters ahead of the submission of our updated COLA, we cannot guarantee that we will be able to meet our expected timeline or any timeline for which the NRC will accept our COLA for review or subsequently approve our COLA.
Our planned rapid deployment includes the planned use of a reference and subsequent COLA approach, or R-COLA and S-COLA, where NRC safety decisions from the R-COLA are incorporated by reference or copied into the staff evaluation for the S-COLA. This is designed to enable review efficiencies for subsequent COLAs. However, this approach has not yet been used to review COLAs for nuclear reactors that are not water-cooled or for custom COLAs; accordingly, whether this approach will result in the anticipated review efficiencies is still unclear.
If the NRC disagrees with our licensing approach, the technical bases supporting the nuclear safety and environmental impact evaluations, or finds policy issues associated with the COLA, the initial and subsequent COLA processes could take longer than currently expected, or a license may not be granted at all, which could materially and adversely affect our business. Further, the NRC could impose conditions in a license that are not acceptable to us or our customers, which could materially and adversely affect our business. Any delays, conditions or unexpected requirements may increase costs for us or our customers and may result in uncertainty regarding the ability to deploy our technology in a predictable way, which may adversely impact our competitiveness.
The existing NRC framework has not been applied to license a nuclear fuel recycling facility for commercial use, and there is no guarantee that the NRC will support the development of our proposed nuclear fuel recycling facility on the timeline we anticipate or at all.
To our knowledge, the NRC has never licensed a commercial nuclear fuel recycling facility. As such, the existing NRC regulatory framework has not been applied to license a nuclear fuel recycling facility for commercial use. There is no guarantee that the NRC will support the development of our proposed nuclear fuel recycling facility on the timeline we anticipate or at all.
Unresolved spent nuclear fuel storage and disposal policy issues and associated costs could have a significant negative impact on our plans to recycle spent fuel as a potential fuel source for our powerhouses. Additionally, U.S. policy related to storage and disposal of used fuel from our power plant and/or negative customer perception of risks relating to these policies could have a significant negative impact on our business prospects, financial condition, results of operations and cash flows.
During the licensing process, a nuclear power plant operator must indicate how it will decommission its power plant and must have a “standard agreement” with the DOE related to the storage of the fuel waste created during its operating life. Therefore, although we expect to use existing used nuclear fuel as well as recycling our own used fuel for decades into the future, the requirement for the first-of-a-kind facility to establish the disposal of fuel may create challenges related to timeline and optimal use of the fuel asset. Specifically, the Nuclear Waste Policy Act of 1982 requires the DOE to provide for the permanent disposal of spent nuclear fuel (“SNF”) and associated high-level nuclear waste (“HLW”). In 1987, Congress amended the Nuclear Waste Policy Act to identify Yucca Mountain, in Nevada, as the only site that the DOE could consider for a permanent repository. The DOE has since failed to pursue the licensing of Yucca Mountain. There is a potential in the future that operators will have to bear the costs of developing and maintaining these spent fuel storage facilities.
As such, the establishment of a national repository for the storage and/or permanent disposal of SNF, such as the one previously considered at Yucca Mountain, Nevada, the timing of such a facility’s opening and the ability of such a facility to accept waste from our powerhouses, and any related regulatory action, could impact the costs associated with our powerhouses’ storage and/or disposal of SNF/HLW. Moreover, an inability to utilize SNF for the purpose of developing fuel for the powerhouse, either due to policy issues or technical limitations, could also impact the costs associated with the powerhouse. These issues could be material to our operations if potential customers view waste disposal as problematic, detrimental or a negative factor when considering purchasing power produced by our reactors.

Our operations and business plans could be significantly impacted by changes in federal, state, and local government policies and priorities.
The current environment of bipartisan political support of advanced nuclear power technologies at the U.S. federal level could change. Changes in support, in policies, or in priorities by the legislative or executive branch could have impacts on the leadership at the NRC, the DOE, the U.S. Department of Homeland Security, the U.S. Environmental Protection Agency, or any other federal agency that affects policy related to nuclear power. Each of these agencies themselves may experience changes in policies and priorities that impact our operations and business plans. Federal, state, and local policies and priorities could affect regulatory oversight, supply chain availability, tax and other financial incentives or costs, availability of financing, labor force initiatives or restrictions, and many other possible areas.
The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could require us to incur additional expenses to retrofit any of our nuclear facilities under the NRC’s jurisdiction to bring them into compliance or otherwise adversely affect our results of operations and financial condition.
DOE regulations and additional applicable Idaho state laws and regulations might also apply to the Aurora powerhouse we plan to site at the INL. This could introduce substantial complications and time delays for deployment. Currently, the Company has been granted a site use permit and provisional acceptance for a specific location to site the Aurora powerhouse at INL; the provisional acceptance clearly states that there is still significant uncertainty for the final site location for the Aurora at INL, which could impact our deployment timelines. Changes in leadership and vision for INL could result in the DOE deprioritizing siting the Aurora powerhouse, resulting in significant time delays for deployment. Our first-of-a-kind Aurora powerhouse at INL is subject to certain regulations, contracts, permits, and approvals by the DOE and the state of Idaho. Site characterization and non-safety related site preparation and construction requires National Environmental Policy Act (“NEPA”) review by the DOE for the Aurora powerhouse at INL. The Bureau of Land Management, U.S. Fish and Wildlife Service, and the Environmental Protection Agency have existing regulations, relationships, and agreements with the DOE — Idaho with which we must comply, thus these or other Federal agencies may be consulted during the NEPA review process.
Additionally, local and tribal authorities could elect to interfere with the Aurora powerhouse deployment in Idaho. The Aurora powerhouse may be the first commercially owned and operated nuclear power plant in the state of Idaho. The state of Idaho or other local jurisdictions could elect to develop regulations specific to the siting, construction, operation, and decommissioning of commercial nuclear power plants or the transportation of radiological materials that could impact the deployment timeline of our first-of-a-kind Aurora powerhouse. The DOE in Idaho has standing agreements and relationships with the Idaho Department of Environmental Quality and the Idaho Department of Emergency Management. Changes in these agreements could also impact the deployment timeline.
Portions of the Ohio sites that Oklo is investigating for deployment are currently owned by the DOE and are under decommissioning and decontamination for transfer to the Southern Ohio Diversification Initiative. Similar to the INL site, the deployment timeline is impacted by the DOE regulations, processes, approvals, and requirements. The state of Ohio or local authorities could elect to change their processes for regulations of nuclear materials or commercial nuclear power. Additionally, certain aspects of our current fuels research and development activity take place within the INL. These activities are subject to DOE regulation, i.e., authorization, and contractual requirements. DOE may place additional requirements or restrictions on us, which could adversely affect our business.
Additionally, changes in federal, state, or local government policies and priorities can impact our nuclear fuel operations. These could include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other government actions or inaction. Any of these local, state, and federal agencies may have the authority to impose civil penalties and additional requirements, which could adversely affect our results of operations.
Changes in governmental agency budgets as well as staffing shortages at national laboratories and other governmental agencies may lengthen our estimated timelines for regulatory approval and construction.
Certain of our powerhouses, fuel fabrication, and recycling facilities are dependent upon collaborations with national laboratories and/or various regulatory approvals. Government agency budgets and staffing are driven by the priorities of leadership at federal agencies as well as policy makers. Changes in governmental agency budgets, personnel, and any resulting staffing shortages may delay our powerhouses, fuel fabrication, and recycling facilities and delay or prevent the issuance of required regulatory approvals (e.g., permits or licenses) for our nuclear facilities.
Operating a nuclear power plant in an unusual environment whether due to unusual siting or in an industrial application has additional risks and costs compared to conventional electric power and heat applications.
We focused on a technology with inherent safety characteristics and have designed powerhouses such that we anticipate being able to serve customers in unusual environments, which we believe is a key gap in current United States energy infrastructure. These unusual environments may include areas that are far away from typical urban infrastructure or resources, permafrost, with higher seismic activity, in closer proximity to population centers, etc. Additionally, remote environments are often in harsh climates and can be difficult to transport to and travel to, when required during operations. As such, deployments in unusual environments could bear additional risks and costs that may exceed our business projections or have surprising or unpredicted impacts on costs and schedules for deployment and/or operation and/or maintenance of our powerhouses, including costs associated with the licensing process, configuration control of the plant, minimum operating staff, training, security infrastructure, radiation protection, government reporting, and nuclear insurance, all of which may be cost prohibitive or reduce the competitiveness of technology.
We also currently have several government awards involving cost-share related to recycling R&D work, which could be affected by our failure to comply with certain laws and regulations.
As a recipient of federal funds under grants and cooperative agreements, in addition to our ordinary contractual obligations, we must comply with various statutes and regulations applicable to entities that perform awards in support of government entities. Many of these additional obligations are contained in the regulations in 2 CFR Part 200 as amended by 2 CFR Part 910, which regulate the formation, administration, and performance of non-procurement federal financial assistance awards (e.g., grants and cooperative agreements). We must also comply with various national policy requirements that are prescribed by statute, Executive Order, policy guidance issued by the Executive Office of the President, or other regulations. Our performance under our U.S. government awards and our compliance with the terms of those awards and applicable laws and regulations are subject to periodic audit, review, and investigation by various agencies of the U.S. government, and the current environment has led to increased regulatory scrutiny and sanctions for non-compliance by such agencies generally.
Compliance with these laws and regulations affects how we do business and may impose added costs on our business. Failure to comply, however, may lead to civil or criminal penalties, including whole or partial suspension or termination of our U.S. government awards, and/or suspension or debarment from contracting with federal agencies.
Our business is subject to stringent U.S. export control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on us and our ability to expand and thereby affect our business prospects, financial condition, results of operations and cash flows.
The inability to secure and maintain required export licenses or authorizations could negatively impact our ability to compete successfully or market our powerhouses outside the United States. For example, if we were unable to obtain or maintain licenses to export nuclear technology or certain hardware to a particular country, we would be effectively prohibited from exporting our powerhouses to or operating our powerhouses in that country, which would limit the number of customers to those in the United States and in countries where we are able to secure licenses (or where licenses are not required). Similarly, if export control laws and regulations prevent us from sharing certain export controlled information with suppliers we intend to use to operate our business or build or develop our powerhouses or other facilities, we may not be able to work with certain suppliers, which may impact our finances, business plans, and the competitiveness of our offerings.

Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts or limitations on our ability to enter into contracts with the U.S. government. Any changes in export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our market size.
Our ability to rely on global supply chains for source components and/or raw materials may be impacted by tariffs, trade disputes, or other changes in trade policy or trade regulation.
We plan to rely on global supply chains to source components and materials essential for our business, including for our powerhouses and other facilities. The imposition of new or increased tariffs, trade restrictions, or other changes in trade policy by the United States or other countries could increase our costs of materials and components, require us to find alternative suppliers, or force adjustments to our pricing structure. These changes could reduce our profit margins, may impact our licenses or may require additional regulatory approval, or could otherwise disrupt our business operations.
In particular, recent global trade tensions and policy shifts have created an unpredictable environment for businesses operating across international borders. Changes in trade agreements, sanctions, export controls, and customs regulations may limit our ability to source materials from certain countries or entities, potentially forcing rapid and costly adjustments to our supply chain. Trade policies can change with limited notice, making long-term planning difficult and increasing operational costs.
While we attempt to mitigate these risks through diversification of our supplier base, inventory management strategies, and contractual protections, there can be no assurance that these measures will be effective. Any significant disruption to our supply chain resulting from tariffs or trade policy changes could have a material adverse effect on our business, financial condition, and ability to meet projected deadlines and milestones.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, from time to time, we may settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.
We are subject to laws and regulations governing the use, transportation, and disposal of toxic, hazardous and/or radioactive materials. Failure to comply with these laws and regulations could result in substantial fines and/or enforcement actions.
Both in the United States and abroad, our operations will be subject to a variety of federal, state, and local environmental, health and safety laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous, non-hazardous, and radioactive materials and waste, and remediation of releases of hazardous materials. Additionally, we are responsible for decommissioning of facilities where we conduct, or previously conducted, commercial, NRC-licensed, operations.
We may be liable if we fail to comply with federal, state, and local environmental, health and safety laws and regulations. Failing to comply with such laws and regulations, including failing to obtain any necessary permits, could result in substantial fines or enforcement actions. This might require us to stop or curtail operations or conduct or fund remedial or corrective measures, make additional investments into safety-related improvements or perform other actions. The enactment of more stringent laws, regulations or permit requirements or other unanticipated events may arise in the future and adversely impact the market for our products, which could materially and adversely affect our business, financial condition, and results of operations. We could incur substantial costs as a result of a violation of, or liabilities under, environmental laws.
We will seek to cover gaps in nuclear liability coverage in our contracts, but such coverage may not always be possible as an operator of nuclear reactors, and such liability could materially and adversely affect our business, results of operations and financial condition.
We will seek to cover gaps in nuclear liability coverage in our contracts, but such coverage may not always be possible as an operator of nuclear reactors. The costs of defending a claim arising out of a nuclear incident or precautionary evacuation not otherwise covered by insurance or an indemnity, and any damages awarded as a result of such claim, could adversely affect our business prospects, financial conditions, results of operations and cash-flows. Prospective future customers may also require that we comply with their own unique requirements relating to their compliance with policies, priorities, regulations, controls, and mandates, including provision of data and related assurance for environmental, social, and governance related standards or goals, and such compliance may add cost and timeline uncertainty or risk.
In the United States, nuclear liability law is codified at 42 U.S.C. 2210 (along with subsequent amendments, the “Price-Anderson Act”). The Price-Anderson Act and its implementing NRC regulations channel legal liability to certain licensees (such as operators of nuclear reactors) for third-party offsite damages caused by a nuclear incident or a precautionary evacuation due to a possible or actual nuclear incident, and requires these licensees to maintain robust coverage that would protect against any such liability. Outside of the United States, international nuclear liability conventions and national nuclear liability laws legally channel liability for offsite nuclear damage to the nuclear reactor operator and require operators to maintain insurance up to the established liability limits. In all jurisdictions that subscribe to international nuclear liability principles (essentially, all countries with operating nuclear reactors and many with research reactors), operator liability for offsite nuclear damage is covered by mandatory insurance. However, if we were to operate in a country that does not have a nuclear liability regime or one where the regime does not meet international nuclear liability standards, we could be financially liable for damages arising from nuclear incidents or evacuation, which could have an adverse effect on our business prospects, financial conditions, results of operations and cash-flows. Further, there is no international nuclear liability regime that covers every jurisdiction and thus gaps exist where we could be liable for transboundary nuclear damage in countries that are not party to a nuclear liability treaty.
Neither the Price-Anderson Act nor international nuclear liability conventions and national domestic nuclear liability laws cover on-site loss or damage to property due to a nuclear incident. Rather, most nuclear regulators (including the NRC) require nuclear operators to maintain on-site property damage insurance. If an incident resulting in onsite property damage is not otherwise covered by the mandatory insurance policy maintained at the facility, then we could be potentially liable for damages arising from such incident, which could have an adverse effect on our results of operations and financial condition.
Risks Relating to Our Capital Resources
The amount of time and funding needed to bring our powerhouses to market and to develop our recycling and fuel fabrication facilities may exceed our expectations, and we may need to make significant adjustments to our business plan or significantly delay, scale back or discontinue the deployments of our facilities and/or some or all of our research and development programs and will need to seek additional capital.
Bringing our powerhouses to market as well as developing our recycling and fuel fabrication facilities will take a significant amount of time and funding. Any shortfall in research, development and other funding, any delay in achieving fuel development milestones, uncertainty in regulatory licensing timelines or adverse public reaction to developments in the use of nuclear power by special interest groups, community groups, and state and local government agencies leading to environmental litigation or other legal proceedings could result in significant delays and cost overruns and could adversely affect our ability to construct and operate our powerhouses, recycling facilities, or fuel fabrication facilities. At this stage, we cannot accurately predict the complete amount of funding or the time required to successfully construct and operate our powerhouses, recycling facilities, or fuel fabrication facilities. The actual cost and time required to construct and operate our powerhouses, recycling facilities, or fuel fabrication facilities or to bring our nuclear fuel to market at scale may vary significantly from our current forecasts depending on, among other things:
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the results of our research and product development efforts;

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changes in the focus and direction of our research and product development programs;

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competitive and technological advances;

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the cost of filing, prosecuting, defending, and enforcing claims with respect to patents;

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the regulatory approval process;

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the fuel recycling process;

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the fuel fabrication process;

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limitations and impediments to supply chains;

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adverse public reaction to the developments in the use of nuclear power;

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availability and cost of HALEU; and

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other costs associated with commercialization of these technologies.

Any material change to our assumptions or expectations with respect to our timeline and funding needs, or any material overruns or other unexpected increase in costs or delays, may have a material adverse effect on our business prospects, financial condition, results of operations and cash flows and could harm our reputation.
In addition, we may need to make significant adjustments to our business plan or significantly delay, scale back or discontinue the deployments of our facilities, including our fuel fabrication facilities and fuel recycling facilities, and/or some or all of our research and development programs and will need to seek additional capital. Depending on our available capital resources, we may need to delay or discontinue expected near-term expenditures, which could materially impact our business prospects, financial condition, results of operations and cash flows by limiting our ability to pursue some of our other strategic objectives and/or reducing the resources available to further develop our design, sales, and manufacturing efforts.
In order to fulfill our business plan, we may require additional funding. Such funding may be dilutive to our investors, may result in a decline in the market price of your shares, and no assurances can be provided as to the availability or terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions and the progress of our business at the time we seek such funding.
Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities or business strategies and we may be required to delay, scale back, or terminate some or all of our research and development programs, each of which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of our Common Stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our Common Stock, incur liens or additional debt, repurchase our securities, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Furthermore, to the extent we raise additional capital by issuing additional equity securities, including under employee benefit plans, stockholders will experience dilution, the relative voting strength of each previously outstanding share of common stock may be diminished, the market price of the shares of our Common Stock may decline, and the new equity securities could have rights senior to those of our Common Stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Common Stock and diluting their interests.

Our business plan includes the use of investment tax credits, production tax credits or other forms of government funding to finance the commercial development of our powerhouses, and there is no guarantee that our projects will qualify for these credits or that government funding will be available in the future.
Our business plan depends in part on U.S. federal, state, and local government policies and incentives that support the development, financing, ownership, and operation of renewable energy generation projects. These policies and incentives include investment tax credits, production tax credits, accelerated depreciation, renewable portfolio standards, feed-in-tariffs and similar programs, renewable energy credit mechanisms, and tax exemptions. If these policies and incentives are changed or eliminated, or we are unable to use them, it could result in a material adverse impact on our business prospects, financial condition, results of operations, and cash flows.
Changes in tax laws could adversely affect our business prospects and financial results.
We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. We may be subject to income tax audits by various tax authorities. An adverse resolution by one or more taxing authorities could have a material impact on our finances. Further, we may be unable to utilize any net operating losses in the event a change in control is determined to have occurred.
We expect to require additional future funding to support our operations and implementation of our growth plans.
Based on our recurring losses and management’s expectations that significant on-going operating expenditures will be necessary to successfully implement our business plan and develop our powerhouses, we expect to require additional funding to continue our operations through commercialization. If we are unable to raise additional funding, we may be forced to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.
We do not expect to generate meaningful revenue unless and until we are able to finalize development of and commercialize the Aurora product line, and we may not be able to do so on our anticipated timetable, if at all. We expect our expenses and capital expenditures to increase in connection with our ongoing activities, including developing and advancing the Aurora product line, obtaining a COLA and completing our manufacturing preparation and trials. In addition, we expect to incur additional costs associated with operating as a public company. Certain costs are not reasonably estimable at this time, and we may require additional funding and our forecasts anticipate certain customer-sourced income that is not guaranteed. Historically, our primary source of funding to support our operations has been from capital raises. We have concluded that no substantial doubt exists about our ability to continue as a going concern for the one-year period following the issuance date of the consolidated financial statements, which are including in this prospectus.
Our actual operating results may differ significantly from our guidance. Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.
From time to time, we may release guidance in our shareholder letters, quarterly investor company update conference calls, quarterly company update presentations, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, will be based on projections prepared by management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.
Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, political, economic, and competitive uncertainties and contingencies, many of which are beyond our control, such as public health emergencies and the Russia-Ukraine conflict, and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market in which we operate may make it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We intend to state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed. However, actual results will vary from our guidance, and the variations may be material. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook as of the date of release with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Investors are urged not to rely upon our guidance in making an investment decision regarding our Common Stock.
Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.
Our financial results may vary significantly from quarter to quarter.
We expect our revenue and operating results to vary from quarter to quarter. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts are terminated or expire and are not renewed.
Additional factors that may cause our financial results to fluctuate from quarter to quarter include those addressed elsewhere in this “Risk Factors” section and the following factors, among others:
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the terms of customer contracts that affect the timing of revenue recognition;

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variability in demand for our services and solutions;

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commencement, completion, or termination of contracts during any particular quarter;

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timing of shipments and product deliveries;

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timing of award or performance incentive fee notices;

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timing of significant bid and proposal costs;

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the costs of remediating unknown defects, errors, or performance problems of our product offerings;

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variable purchasing patterns under blanket purchase agreements and other indefinite delivery/ indefinite quantity contracts;

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restrictions on and delays related to the export of nuclear articles and services;

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costs related to government inquiries, regulatory investigations or interactions, or litigation;

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strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;

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strategic investments or changes in business strategy;

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changes in the extent to which we use subcontractors;

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seasonal fluctuations in our staff utilization rates;

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changes in our effective tax rate, including changes in our judgment as to the necessity of the valuation allowance recorded against our deferred tax assets; and

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the length of sales cycles.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.
Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.
Moreover, if certain analysts fail to commence coverage of us, the market price and volume for our Common Stock could be adversely affected.
Risks Related to the Offering and Ownership of our Common Stock
Our Board has broad discretion to issue additional securities, and in order to raise sufficient funds to expand our operations, we may have to issue securities at prices which may result in substantial dilution to our stockholders.
We are entitled under certificate of incorporation to issue up to 500,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, although these amounts may change in the future subject to stockholder approval. Shares of our preferred stock provide our Board broad authority to determine voting, dividend, conversion and other rights. Any additional stock issuances could be made at a price that reflects a discount or premium to the then-current market price of our Common Stock. In addition, in order to raise capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our Common Stock. Our Board may generally issue those shares of Common Stock and preferred stock, or convertible securities to purchase those shares, without further approval by our stockholders. Any preferred stock we may issue could have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our Board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. We may also issue additional securities to our directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock incentive plans. The issuance of additional securities may cause substantial dilution to our stockholders.
If we issue debt securities, our operations may be restricted, we will be exposed to additional risk and the market price of our Common Stock could be adversely affected.
If we decide to issue debt securities in the future, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Common Stock. Holders of debt securities may also be granted specific rights, including, but not limited to, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the indenture, rights to restrict dividend payments and rights to approve the sale of assets. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Stock.
Future sales of our Common Stock, or the perception that such future sales may occur, may cause our stock price to decline.
Sales of substantial amounts of our Common Stock in the public market, or the perception that these sales may occur, could cause the market price of our Common Stock to decline. In addition, the sale of such shares, or the perception that such sales may occur, could impair our ability to raise capital through the sale of additional Common Stock or preferred stock. Except for any shares purchased by our affiliates, all of the shares of Common Stock sold in this offering will be freely tradable.
We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on your investment may be limited to increases in the market price of our Common Stock.
We have not paid any cash dividends on our Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future indebtedness we or our subsidiaries incur.
Investing in our Common Stock may involve a significant degree of risk.
The investments we make in accordance with our investment objectives may result in a higher amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our Common Stock may not be suitable for someone with lower risk tolerance and investors in our Common Stock may experience losses and volatility.
Risks Related to Being a Public Company
The market price of our Common Stock is and could remain highly volatile. You may lose some or all of your investment.
The trading price of our Common Stock is and could remain volatile and subject to significant fluctuations. The trading price of our Common Stock depends on many factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. We do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, the stock markets in general have experienced extreme volatility, which has sometimes been unrelated to the operating performance of the issuer. The trading price of our Common Stock may be adversely affected by third parties trying to drive down or drive up the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines or otherwise exhibits volatility, and their activities can negatively affect our stock price and increase the volatility of our stock price. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our operating performance.
In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments. Our stock price may be exposed to additional risks because we became a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and we expect that increased focus to continue, and we may be subject to increased scrutiny by the SEC and other government agencies on holders of our securities as a result, which could adversely affect the price of our Common Stock.
Sales of a substantial number of our shares of Common Stock in the public market by the Selling Holders or by our existing stockholders could cause the price of our shares of Common Stock to fall.
Sales of a substantial number of our shares of Common Stock in the public market by the Selling Holders or by our other existing stockholders, or the perception that those sales might occur, could depress the market price of our shares of Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our shares of Common Stock.
Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our Common Stock.
Our certificate of incorporation and bylaws provide for, among other things:
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the ability of our Board to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

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provide for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our Board;

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prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings; and

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certain limitations on convening special stockholder meetings.

In addition, in our certificate of incorporation, we have not opted out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
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prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least two-thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
These provisions in our certificate of incorporation and our bylaws, as well as Delaware law, may discourage, delay or prevent a transaction involving a change in control of us that is in the best interest of its minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Common Stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our Board and take other corporate actions.
We are an emerging growth company within the meaning of the Securities Act and a smaller reporting company within the meaning of the Exchange Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following July 7, 2026, the fifth anniversary of the date AltC consummated its initial public offering; (b) in which we have total annual gross revenue of at least $1,235,000,000; or (c) in which we are deemed to be a large accelerated filer, which means the market value of the shares of our Common Stock that are held by non-affiliates exceeds $700,000,000 as of the last business day of our prior second fiscal quarter, and the date on which we have issued more than $1,000,000,000 in non-convertible debt securities during the prior three-year period.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We intend to take advantage of the benefits of this extended transition period.
We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could negatively impact our business.
As a public company, we are subject to Section 404 of the Sarbanes-Oxley Act and are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of us as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If our management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, and our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, and material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, prevent us from obtaining capital on favorable terms or at all, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our business, financial condition, and results of operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources.
We have identified a material weakness in our internal control over infrequent and complex accounting. If our remediation of such material weakness is not effective it could impact our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence.
We are in the process of developing our internal processes and procedures to accommodate our rapid growth. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting in the area of complex and infrequent accounting, relating specifically to complex accounting matters relating to closing entries associated with the Business Combination. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness described above, if not remediated, could result in a misstatement of account balances or disclosures that, if not detected, would result in a material misstatement to the annual or interim consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations, cause us to lose investor confidence, prevent us from obtaining capital on favorable terms or at all, subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, or subject us to civil litigation, which would be costly and time-consuming to defend.
In order to remediate this material weakness, we plan to improve our processes and controls relating to how we review information provided by third parties, and relating to how we review amendments to third-party agreements, as supported through hiring or use of third-party consultants and specialists, to ensure appropriate accounting treatment.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of Common Stock by the Selling Holders pursuant to this prospectus.
The Selling Holders will pay all incremental selling expenses relating to the sale of their shares of Common Stock, including underwriters’ or agents’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Selling Holders, except that we will pay the reasonable fees and expenses of one legal counsel for the Selling Holders, in the event of an underwritten offering of their securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, printing and delivery fees, NYSE listing fees and fees and expenses of our counsel and our accountants.

DETERMINATION OF OFFERING PRICE
We cannot currently determine the price or prices at which shares of Common Stock may be sold by the Selling Holders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY
Market Information
Our Common Stock is currently listed on NYSE under the symbol “OKLO.”
As of April 28, 2025, we have 139,198,530 shares of Common Stock outstanding held of record by 60 holders. Such amounts do not include DTC participants or beneficial owners holding shares through nominee names.
Dividend Policy
We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition, as well as the applicable provisions of our certificate of incorporation, our bylaws and applicable law. The payment of any cash dividends will be within the discretion of our Board at such time. Our ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing agreements. In addition, our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

BUSINESS
References in this section to “we,” “our” and “us” generally refer to Legacy Oklo prior to the Business Combination and the Company after the Business Combination.
Our Mission
Our mission is to provide clean, reliable, and affordable energy through the design and deployment of next-generation fast fission power plants on a global scale. To deliver on this mission, we are leveraging proven technologies, developing a licensing framework to support our modern deployment model, and vertically integrating our nuclear fuel supply chain. We also believe we have an embedded opportunity to enhance our business with advanced fuel recycling technology to convert used nuclear fuel into clean energy. Our vision is to deploy fast fission power plants to provide solutions for reaching carbon neutrality, to improve environmental and societal justice through electrification, to provide reliable and affordable power for industry and an overall growing energy demand, and to bolster energy resiliency.
Overview and Competitive Strengths
We were founded in 2013 with the goal of revolutionizing the energy landscape by developing clean, reliable, affordable energy solutions at scale. According to the International Energy Agency, global electricity production is expected to increase over 80% by 2050 driven by electrification of buildings, transportation and industry, increased use of air conditioning in the developing world and increased consumption from data centers. We intend to address this demand by producing electricity and heat from our Aurora powerhouses which can run on fresh or recycled nuclear fuel. We are also commercializing nuclear fuel recycling technology that can convert nuclear waste into useable fuel for our reactors.
We are developing next-generation fast fission power plants called “powerhouses.” In our differentiated build, own, and operate business model, we plan to sell power in the forms of electricity and heat directly to customers, which we believe can allow for fast-tracked customer adoption. In addition, we are a leader in the nuclear industry in the development of fuel recycling, which can unlock the energy content of used fuel; we also believe this business unit can complement our market position by vertically integrating and securing our fuel supply chain.
The fast fission reactor technology we are commercializing was demonstrated by the EBR-II, a fast fission plant that was operated by the U.S. government for 30 years. Our powerhouse product line, called the “Aurora,” builds on this legacy of proven and demonstrated technology. Our Aurora powerhouse product line is designed to be inherently safe, to be able to run on fresh or recycled fuel, and to produce 15 – 75 MWe and has the potential to expand powerhouse size to produce 100 MWe and higher. Because the Aurora powerhouses are designed to operate by harnessing the power of high-energy, or “fast,” neutrons, they are expected to be able to tap into the vast energy reserves remaining in existing used nuclear fuel from conventional nuclear power plants, which can only use approximately 5% of energy content stored in nuclear fuel before needing to refuel. The U.S. nuclear power industry has produced approximately 20% of U.S. electricity since the 1990s and generated over 94,000 metric tons of nuclear waste since the 1950s, which can fit on a football field 10 yards high. Fission is an energy dense process, producing approximately 50 million times more energy than combustion. The energy reserves in existing U.S. nuclear waste that are made accessible through Oklo’s fast fission reactor technology are equivalent to approximately 1.2 trillion barrels of oil equivalent (BOE), nearly five times the oil reserves of Saudi Arabia.
We have achieved several significant deployment and regulatory milestones for our first Aurora powerhouse. Notably, we secured a site use permit from the DOE for the INL site and received a fuel award from INL for a commercial Aurora powerhouse in Idaho. The DOE and INL have completed the environmental compliance process addressing the DOE requirements for site characterization at our first commercial advanced fission power plant site at the INL. This process, resulting in an Environmental Compliance Permit, marks a milestone as we advance our plans to deliver the first commercial advanced fission power plant in the United States. On September 25, 2024, we announced the finalization of an MOA with the DOE Idaho Operations Office. This MOA grants Oklo access to conduct site investigations at the identified preferred site in Idaho, marking a key step toward the next phase of site preparation and construction.

In addition to deployment milestones, we have made significant progress in our nuclear fuel recycling efforts and in securing fuel. The DOE has reviewed and approved Oklo’s Safety Design Strategy and the Conceptual Safety Design Report for Oklo’s Aurora Fuel Fabrication Facility at INL, key milestones as Oklo advances toward its goal of utilizing recovered nuclear material to fuel its first commercial Aurora powerhouse. We successfully completed the first end-to-end demonstration of the key stages of our advanced fuel recycling process, in collaboration with Argonne and INL. This marks a significant step forward in scaling up fuel recycling capabilities and deploying a commercial-scale recycling facility.
On March 5, 2025, we announced our acquisition of Atomic Alchemy, a leading innovator in radioisotope production. Atomic Alchemy is commercializing its Versatile Isotope Production Reactor Technology (“VIPR”), which could be capable of producing more than forty different types of radioisotopes. VIPRs are intended to be low-power, cost-efficient reactors, which should have an accelerated regulatory pathway compared to commercial nuclear facilities that produce power. The market for radioisotopes is supply constrained, with the potential for many government run production reactors reaching the end of their useful lives over the next five years. We intend to develop a domestic radioisotope supply chain and sell to customers in the pharmaceutical, industrial, defense, aerospace and semiconductors sectors. Atomic Alchemy has the potential to be an attractive high-margin, stand-alone business that could diversify our revenue base, while also providing synergies to our nuclear energy and nuclear fuel businesses through the sale of radioisotope co-products.
We announced plans and entered into a land rights agreement for two additional Aurora powerhouses in southern Ohio. Furthermore, we have been tentatively selected to provide electricity and heat to Eielson Air Force Base. Our robust pipeline of potential customer engagements spans a number of industries. We have signed non-binding letters of intent with Equinix, Diamondback Energy, and Prometheus Hyperscale (formerly Wyoming Hyperscale). In December 2024, we signed a 12 gigawatts electric (“GWe”) Master Power Agreement with Switch data centers, one of the largest corporate power purchase agreements in history.
We also executed two other letters of intent to provide an additional 750 MWe of energy for data center customers, which could bring our current total order book of Aurora powerhouses to approximately 14.1 GWe in capacity — nearly a 2,000% increase since our business combination announcement in July 2023. The market interest in our solutions exemplifies the potential demand for the size range of the Aurora powerhouse product line and our differentiated business model. The deployment of our first Aurora powerhouse is targeted for completion at the end of 2027 or early 2028.
We believe that our approach to commercializing fast fission has several key competitive advantages that will support our mission:
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Modern application of proven, inherently safe technology — The fast fission technology we are leveraging has been proven by the U.S. government and has over 400 reactor-years of experience globally, providing compelling data regarding the inherent safety, operating, and maintenance characteristics of the technology. The Aurora builds on this proven technology to reduce risks typically associated with the deployment of new or novel technologies. Our strategic focus on small powerhouses for initial deployments can also help to reduce complexity and cost, facilitating streamlined deployment.

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Differentiated business model — We are pursuing a build, own, and operate business model by which we plan to build the powerhouse and then sell energy in the form of electricity or heat via PPAs to end customers. This model sets us apart from both the traditional nuclear industry and current competitors in the advanced fission industry who license their technology to utility companies. We believe our business model will allow us to obtain customers quickly, reduce and manage regulatory and operating costs, and leverage financing strategies similar to those used in renewable energy projects.

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Advantaged fuel supply — Fuel costs are a major cost driver for advanced fission reactors using HALEU fuel. We believe we are the only advanced reactor developer to have secured a source of fuel for a first commercial deployment, as we were awarded fuel material by INL in 2019 for our first powerhouse in Idaho. We also have a partnership in place with Centrus, announced in 2021, to cooperate in the development of a production facility for HALEU to support future deployments. In August 2023, we took a step toward this goal by entering into a memorandum of understanding with Centrus, which in part contemplates a definitive agreement under which we would purchase

HALEU from Centrus’s planned Piketon, Ohio facility. Further, the Aurora is designed to run on both fresh HALEU and recycled used nuclear fuel which does not require further enrichment in order to be used as fuel in the Aurora. We are also developing fuel recycling capabilities to vertically integrate our fuel supply and further realize the potential of fast fission technology.
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Superior characteristics of fast fission — Clean, firm power is essential to meeting growth in global electricity demand, which is expected to triple by 2050. Nuclear energy has among the lowest lifecycle emissions per the Intergovernmental Panel on Climate Change (“IPCC”) and the highest capacity utilization of any current major energy source in the United States per the DOE. As a result, we expect that the price of power to our potential customers could be competitive with some of the lowest prices offered by current firm or dispatchable power sources.

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Strong founder-led team with deep technical expertise — Our founders are nuclear engineers with significant experience in nuclear technology. Our diverse team is highly qualified, with a significant number of advanced degrees in engineering and science, and cumulative decades of experience with the U.S. regulator, who licenses commercial nuclear power for operation. Together, we bring expertise and experience from several industries, such as nuclear power, aerospace, automotive, tech to deliver on our mission.

Industry and Market Opportunity
Energy consumption is growing rapidly while the world simultaneously tries to mitigate the effects of pollution and climate change, which is one of the most significant health threats facing humanity. As a result, clean, reliable, affordable, energy solutions are in increasingly high demand and will be critical to combat the effects of pollution and climate change. Global electricity demand is expected to increase by 80% by 2050 as electrification and living standards increase. Electricity demand is expected to further increase due to advances in artificial intelligence and increased data storage needs. The need to deploy clean power sources is made even greater by the ongoing replacement of existing carbon-intensive power sources.
The world needs clean, reliable, and affordable energy sources that are deployable at scale to support the growth in global demand for electricity while meeting the commitments made by many energy buyers and countries for decarbonization. Wind and solar power solutions are clean but currently only provide intermittent energy, not firm, baseload energy. Expensive electric transmission infrastructure is required to scale most renewable energy sources. Most renewable energy sources also require significant storage infrastructure to provide firm, baseload energy. This storage infrastructure is not scaling to meet the global need. Natural gas provides firm, baseload energy but is expensive and not clean. It also relies on expensive gas distribution infrastructure and, in order to provide clean power, requires carbon capture technology, which is also not scaling to meet the global need.
Nuclear energy offers important advantages over other major electricity generating sources. According to the IPCC, nuclear energy provides among the lowest lifecycle emissions, and according to the DOE, the highest capacity utilization — at a 93% average capacity utilization in the United States — of any major electricity generating source. Nuclear power plants have operated reliably for over 60 years with more than 400 GWe of installed capacity in 32 countries. Nuclear power plants can serve as a baseload electricity source, while providing efficient land use and utilizing existing transmission infrastructure. Beyond providing firm electricity baseload, they can also be used to provide grid flexibility and decarbonization beyond the grid. According to the DOE’s “Pathways to Commercial Liftoff: Advanced Nuclear” report, achieving a net-zero energy grid in the U.S. by 2050 requires a threefold increase in nuclear power capacity, an increase of roughly 200 GWe. Nuclear power can provide clean baseload power that replaces fossil fuels and solves the intermittency issue of renewables, allowing the grid to accommodate a significant increase in capacity from renewables as well.
The U.S. government has recently indicated through bipartisan action that it recognizes the importance of nuclear power in meeting the United States’ growing energy needs. The IR Act, which was signed into law in August 2022, includes $700 million in funding for advanced nuclear fuel, $250 billion of loan authority for the DOE Loan Programs Office (“LPO”), and up to 50% for either an investment or production tax credit. The U.S. government continues to recognize the importance of nuclear power in meeting the growing energy needs of the United States. In 2024, Congress re-purposed $2.72 billion to support domestic uranium enrichment, including HALEU. Additionally, U.S. governmental appropriations for U.S. fiscal year 2024 and 2025 provide over $1.6 billion to support a wide range of nuclear energy initiatives. We believe that we are well-positioned among other advanced fission companies to take advantage of these government incentives. Specifically, the LPO funding eligibility is limited to finance work which does not have other federal support. Most advanced reactor developers received government funding for reactor development, but Oklo has not received federal funding for advanced reactor development work. As such, we appear to be less susceptible to existing regulatory limitations on our use of the LPO program funding. Additionally, the IR Act also created two tax credits available to new energy projects placed in service after December 31, 2024 that generate electricity: the clean electricity production and investment tax credits. We believe we can directly leverage both of these credits as an owner and operator of our technologies. We may even be able to combine LPO financing with either the clean electricity production or investment tax credit, potentially allowing us to take advantage of both offerings from the IR Act.
Products
Our primary product will be the energy produced from our Aurora powerhouses, once operational.
Our planned business model is to sell the energy to customers via PPAs, as opposed to selling our powerhouse designs. This business model allows for recurring revenue, the opportunity to capture profitability upon improved operational efficiency, and enables novel project financing structures. This business model sets us apart from the traditional nuclear power industry, other companies in the advanced fission industry, and other larger scale energy types such as natural gas. Selling power via PPAs is a common practice within the renewable energy sector and indicates that this business model could be feasible for power plants within the size range targeted by our Aurora product line (i.e., 15 – 75 MWe).
The traditional nuclear power industry comprises developers of large (ranging from approximately 600 MWe to over 1 GWe) light water reactors who sell or license their reactor designs to large utilities who then construct and operate the nuclear power plant. The developer’s focus on regulatory approval of the design may lock in certain lifecycle regulatory costs that are realized by the owner-operator during construction and operations. As a result, lifecycle cost implications are generally not addressed cohesively between the developer and the owner-operator, and the regulatory strategy does not holistically implement the lifecycle benefits of the technology’s inherent safety characteristics. To date, the advanced fission industry is largely following the historical blueprint of developers seeking design certifications or approvals, and utilities bearing the future burden of licensing. While there are a number of advanced reactor designers developing smaller sized reactors than those traditionally used in the nuclear power industry, most of these developers are generally pursuing regulatory approval of groupings of these smaller reactors as part of singular larger plants, sizes of 200 MWe and up to 1 GWe.
In contrast, we plan to be the designer, builder, owner, and operator of our powerhouses and plan to focus on small-scale powerhouses (15 – 75 MWe). As a result, we have an incentive to relentlessly focus on the full lifecycle of a safe, well-maintained, cost-effective powerhouse and holistically implement the benefits of an inherently safe, simple design. We expect this approach to enable us to reduce and manage lifecycle regulatory and operating costs in an integrated fashion, as opposed to the historical model used in the nuclear power industry that divides the incentives and responsibilities between the developer and the utility.
Selling electricity under PPAs follows an established revenue model in global power markets. While this model is more typically used for renewable energy solutions, we believe it is a compelling model for us because of the relatively small size and the lower expected capital costs of our powerhouses, when compared with other nuclear power plants. In addition, our model is designed to generate recurring revenue in a way that the traditional licensing model does not. For example, in the traditional technology licensing model, after the sale of the design, recurring revenue is dependent upon the sale of service contracts, including fuel services, which may result in prices being undercut by intermediaries. We expect our powerhouses to be profitable from the first year of operation due to our anticipated favorable unit economics. We also believe this approach will drive unit growth and allow us to ultimately launch higher output versions of our powerhouses.
We believe that our potential customers want to buy power, rather than own or operate power plants, and will prefer affordable solutions that meet their environmental and operational goals. We plan to further accelerate customer adoption by offering minimal to potentially zero upfront costs and quick delivery times. With non-binding letters of intent from potential customers for over 14 GWe, we believe our powerhouses are an ideal fit for target markets in decentralized use cases such as data centers, national defense, factories, industrial customers, off-grid and rural customers, and utilities.
In addition to selling power under PPAs, we believe we have an embedded opportunity to enhance our mission with our advanced nuclear fuel recycling technology. We are actively developing nuclear fuel recycling capabilities with the goal of deploying a commercial-scale fuel recycling facility in the United States by the 2030s. Used nuclear fuel still contains more than 90% of its energy content, and we believe there is enough energy in the form of used nuclear fuel globally to power the expected electrical needs in the United States for 100 years with fast fission power plants. More than 94,000 metric tons of used nuclear fuel have been generated since 1950, and an additional 2,000 metric tons are generated every year.
Currently, other countries recycle used nuclear fuel, but the United States does not, and there is an enormous opportunity to do so. Our reactors are specifically designed to run on either fresh or recycled nuclear fuel, which could provide significant potential commercial upside, as fuel recycling could allow us to transform the traditional fuel supply chain with additional security and optionality and reduce fuel capital costs for our powerhouses. Additionally, fuel recycling has the potential to further benefit us economically, as we plan to sell radioisotopes, and recycling services.
Regulatory Experience and Outlook
Commercial deployment of any advanced fission power plant requires obtaining regulatory approvals from the NRC for design, construction, and operation. Since 2013, we have been gaining regulatory experience and developing a relationship with the NRC. This experience has informed two key tenets of our licensing approach that we believe will enable us to achieve our mission. First, we believe the inherent safety of the technology and the expected size of our powerhouses will enable us to efficiently meet existing regulations. Second, we are taking advantage of an all-in-one license application process, in which we believe subsequent licenses of a powerhouse will benefit from the initial license of the reference powerhouse, accelerating our deployments.
Our licensing methods and repeatable approach to licensing are possible because of the proven safety fundamentals of the technology. As a result, the expected safety profile of our designs relies less significantly upon the specific site, on construction, or on operational characteristics than that of prior nuclear power plants. We believe that using a technology with proven inherent safety fundamentals is key to changing the historical trend of high and growing costs in nuclear power relating to plant safety, mostly resulting from regulatory induced costs. We also believe that repeatable licensing can be enabled with reactor technology with inherent safety, so that the plant’s safety is as separated from site-specific constraints as possible, making the plant more readily deployable at a variety of sites.
We believe that a benefit to efficiently meeting the regulations will be a reduction in the time required for regulatory approvals. Based on our prior experience with the NRC and our internal estimates, we believe that the NRC will require between 24 and 36 months for the review of the license application for our first-of-a-kind powerhouse, and that timeline is expected to be significantly shortened for each subsequent license application. Historically, reviews initiated by the NRC have taken more than eight years, with 75% of the reviews taking over a decade to complete, considering that the reviews have been done in multiple steps, separating out design reviews from construction and operations reviews or separating out construction approval from subsequent operations licensing. In 2019, Congress passed the bipartisan Nuclear Energy Innovation and Modernization Act directing the NRC to develop performance requirements for its review of licensing activities following acceptance of a license application; for combined license application reviews such as ours, the NRC chose three years as a generic milestone. In 2024, Congress passed the Advance Act, which limits NRC review of combined license applications to 25 months, providing us with greater certainty on our regulatory licensing timeline.
Regulatory approval can be pursued for a design, for construction at an individual site, and for operating at an individual site — or all in one. These authorizations serve different purposes and allow for a specified set of activities. Of note, to operate a commercial power reactor, an entity must obtain an operating license under Title 10 of the Code of Federal Regulations (10 CFR) Part 50, “Domestic licensing of production and utilization facilities” (after having obtained a construction permit) or must obtain a combined license under 10 CFR Part 52, “Licenses, certifications, and approvals for nuclear power plants.” In other words, neither a construction permit, nor a standard design approval or a design certification are NRC authorizations that allow the production of power by a commercial nuclear power plant. In short, there are no advanced fission designs with a license for commercial operations, and there are no such applications under review by the NRC.
Our business model as an owner-operator and our focus on repeatable licensing is why, starting early in our engagement with the NRC, we focused on an all-in-one, “custom combined license application.” This is a regulatory pathway that already exists but has not been exercised. Because a combined license for advanced fission was entirely new, we worked with the NRC to pilot a new application structure in 2018.
This experience then informed our work to develop our first custom combined license application.
In March 2020, we became the first advanced fission company to submit a custom combined license application, and we remain the only such company to do so. Through this license application, we requested authorization to build and operate our Aurora powerhouse in Idaho, and in June 2020, we became the first advanced fission company to have a combined license accepted for review by the NRC. The application and its acceptance for review demonstrated a wide range of historic firsts and novelties in engagement with the NRC: the first application submitted online, the first submitted all in one step, the first for an advanced fission company, and the first with a completely novel structure built to better suit the technology it was meant to license.
Based on our experience leading up to the submission of the combined license application, we expected that our application would be subject to an in-person audit review process, and the application itself was structured to lend itself to in-person audit engagements between technical staff and our engineers for confirmation of supporting data. The application was submitted on March 11, 2020, the day that the World Health Organization declared COVID-19 a pandemic. The implications of the pandemic made the application review very challenging, and the application was denied without prejudice in 2022, with the NRC requiring further information to complete the review. With the information we have learned from our initial application process, and the expansion of our regulatory team, we have been actively addressing outstanding questions by the NRC and have been engaging with the NRC to progress toward our next application.
As of April 2025, our regulatory interactions with the NRC for our powerhouses have consisted of numerous pre-application meetings, which we anticipate will be followed by the formal submission and review of the requisite authorizations and applications, leading to the construction and operation of the licensed facility. We strive to have intentional and focused pre-application engagements with the NRC to ensure that both we and the NRC have the necessary resources and that such resources are utilized deliberately in carrying out an efficient review. We anticipate that we will obtain a license for our first powerhouse for full operation at a fraction of the cost of any other advanced fission company, a credit to the regulatory traction we have gained over the years.
We are anticipating subsequent Aurora powerhouse license applications and have developed our regulatory strategy to enable efficient licensing of future powerhouses. A key benefit of the combined license application that we use is that it enables replication for follow-on powerhouses, with review anticipated to focus only on the portions in the subsequent application, or “S-COLA,” that have changed from the first, reference application, or “R-COLA.” Currently, we expect that the difference in information will be limited to siting information and other site-specific information, and we anticipate that each S-COLA will be reviewed efficiently and far more quickly than the first R-COLA.
Our experience over the past decade has resulted in several historic accomplishments for non-water-cooled advanced fission: we were first to formally engage with the NRC, first to fully pilot a new application structure, first to submit a combined license, and first to have the NRC accept their combined license application for review. We are also the first to have an NRC-approved quality assurance program and the first to have an NRC-approved safeguards information handling program.
We believe these efforts have placed us in a strong position for achieving one of the most important deployment milestones: receiving an issued license to operate and produce power, with a path for obtaining subsequent licenses. We also believe our unique approach will enable us to reach these milestones at a fraction of the time and cost of any other advanced fission company.
We are also engaged with the NRC for our work on recycling technologies, which was announced in late 2020.
Fuel Supply and Recycling
Fuel supply is a critical factor for the deployment of all advanced fission power plants, and fuel cost is a key determining factor related to the price of power provided to customers. Typically, utilities are responsible for sourcing fuel for their plants, and as a result, we believe many advanced fission developers are not directly incentivized to establish long-term fuel supply. Because we will own and operate our facilities, we will be purchasing and using the fuel for our powerhouses, and therefore we have a significant incentive to develop our fuel supply chain. Furthermore, with our fast fission reactor technology, fuel may be recycled and reused, such that it holds long-term value for us as owners of the fuel. As a result of our efforts to ensure our fuel supply, we have allocated fuel for our first plant, we are building and have already announced commercial relationships to support the supply of fuel for future deployments, and we believe we are leading the U.S. market in terms of investment into fuel recycling technologies.
In 2017, we signed a non-binding Memorandum of Understanding with the DOE related to fuel and siting for an advanced reactor deployment at INL. In 2020, INL announced that we were selected for the opportunity to access recycled fuel material to fuel that reactor. We believe this award uniquely positions us among advanced fission developers that use HALEU as the only company with access to fuel for our first commercial deployment. Additionally, in 2021, we signed a non-binding Letter of Intent with Centrus to cooperate in the development of a production facility for HALEU, which we believe will support the commercialization of our advanced fission plants. In August 2023, we took a step toward this goal by entering into a memorandum of understanding with Centrus, which in part contemplates a definitive agreement under which we would purchase HALEU from Centrus’s planned Piketon, Ohio facility. We are currently working with potential customers for a number of plants in the near-term, and the expected financing arrangements for these multiple deployments is expected to include financing for the fuel for each plant. As such, in contrast with developers focused on one or two large plants over the next decade, we believe that by having many nearer-term financed deployments we have the capability for large-scale fuel procurement which may accelerate our capability to establish a fuel supply chain.
In addition to our approach to establishing fuel supply chain through the financing of multiple plants, we believe we can reduce our long-term fuel costs by approximately 80% by fueling reactors with recycled used nuclear fuel. We have designed the Aurora powerhouse product line to run on both fresh HALEU and recycled fuel. The ability to utilize recycled nuclear fuel is important because it unlocks a supply of currently available fuel material, potentially reducing our reliance on new fuel enrichment facilities beginning operation. Additionally, recycled nuclear fuel material does not require enrichment, which eliminates a challenge with the supply chain of HALEU. There are about 94,000 metric tons of used fuel that have been generated by the U.S.’s operating reactors, which is currently considered waste but which, according to our estimates, could power the U.S. for over 100 years using fast fission technology. This used fuel is currently stored at great cost to utilities and other service providers.
The ability to use recycled fuel is unique to fast fission reactor technologies. Recycling fuel was already demonstrated decades ago at the EBR-II by the U.S. government for the same fuel that we employ. Furthermore, used EBR-II fuel is actively being recycled now for use in the planned Aurora powerhouse at INL as part of the fuel material award from INL.
We are actively working to commercialize the recycling technology used to recover the EBR-II fuel. Our leadership in the development of recycling technology and progress toward commercialization is exemplified by our selection by DOE and DOE Advanced Research Projects Agency-Energy (“ARPA-E”) for four different cost-share projects related to recycling. These projects are funded by the DOE Technology Commercialization Fund, the ARPA-E CURIE program, the ARPA-E OPEN program, and the ARPA-E ONWARDS program. The DOE has approved the Safety Design Strategy for our Aurora Fabrication Facility at Idaho National Laboratory. The Aurora Fuel Fabrication Facility is being designed to demonstrate the reuse of recovered nuclear material. We intend to further pursue the deployment of a commercial used nuclear fuel recycling facility. As of April 2025, we are in the stage of conducting technology development, pre-application regulatory engagement, and consent-supported siting.
Technology
Our powerhouses are designed to generate energy through fast fission reactor technology, which has operated for hundreds of reactor-years globally. Our powerhouses are designed to be small, and use largely prefabricated components, are powered by compact, non-pressurized reactors with minimal moving parts, generally use common materials and commercially available power-generating equipment, and use less than two acres of land. Despite their small size and footprint, a single powerhouse can provide sufficient electricity to power thousands of homes.
Inspiration and Proven Technology
We believe that we are one of the only companies in the advanced fission industry that is leveraging technology that has been used for decades at the size range of our intended heat or power output. This approach is an important part of our business strategy to reduce technological risk in the service of rapid commercialization. By leveraging extensive U.S. government investments to demonstrate this technology via multiple operating reactors over decades, we believe we can avoid the long delays associated with building and operating scaled prototypes to demonstrate a technology and obtain the necessary data to support deployment and licensing. Qualified experimental data is essential to the successful licensing of a new reactor technology, and a significant experimental dataset exists for fast fission technology because of the substantial investments by the U.S. government. Starting in 2016, we began working with national labs through DOE-funded efforts to qualify portions of this data for use in licensing. In this way, instead of spending considerable resources in fundamental research and development, we have been able to focus our efforts on key, targeted research and development, and on reducing deployment risk associated with tasks such as licensing, developing a supply chain, construction, and operation.
The Integral Fast Reactor (“IFR”) program and the Fast Flux Test Facility (“FFTF”) are two examples of prior research and development we are building on. The IFR program was a program supported by DOE to demonstrate closing the nuclear fuel cycle, which refers to recycling and reusing nuclear fuel, and to prepare for commercialization of metal-fueled fast fission power plants. For example, the IFR program recycled around 35,000 fuel elements, produced 366 subassemblies, assembled 66 control and safety rods, performed over 30,000 irradiation tests, operated for over 30 years, generated over 2 billion kilowatt-hours of electricity, and sold power to the grid. The FFTF was the most heavily instrumented fast fission test reactor in the world, and its primary mission was to test full-size nuclear fuels and components typical of those to be found in a commercial fast fission reactor, which uses a liquid metal coolant. FFTF was considered highly successful by industry experts and demonstrated outstanding performance during the 10 years of reactor operation and nearly 20 years of plant system (including the sodium systems) operation.
The IFR program demonstrated the inherent safety characteristics of metal-fueled fast fission reactors, the reactor type that our Aurora product line is designed to use, in particular through a series of landmark tests at EBR-II in the 1980s. These tests were based on hypothesized extreme nuclear accidents and showed that the EBR-II fast fission reactor technology can significantly mitigate potential damage from an extreme accident, and that system safety is bolstered by the inherent characteristics of the system. For example, most operating water-cooled reactors generally need pumps to activate in order to circulate cooling water after shutdown to prevent melting of the fuel. This means that the pumps, the generator supplying power to these pumps, the power supply system, and the activation systems, among other systems, all must be safety-grade, and all must actively function to assure safety. The EBR-II tests showed that metal-fueled, liquid-metal-cooled fast fission reactors, similar to our design, only need inherent characteristics such as thermal expansion of metal and other fundamental physical characteristics to mitigate potential damage in the case of loss of cooling and loss of function of shutdown systems.

Strategically Small Size
We designed our powerhouses to be smaller than prior commercial nuclear deployments, both in terms of footprint and power output, to attempt to avoid infrastructure challenges. Historically, the largest contributor to levelized cost of electricity from nuclear power plants has been the costs of financing the multi-billion-dollar infrastructure projects, which can be compounded by costs of any delays in construction or production. As a project grows in cost and complexity, or large or specialty parts become required, the logistics of the project and the variables affecting success increase exponentially. We believe that for the nuclear industry to achieve economies of scale, smaller, more simplified plants are essential.
Our initial focus is on developing reactors that produce leverage a 50 MWe design architecture and are scalable up to 75 MWe and down to 15 MWe. The strategic focus on these small reactors is expected to help reduce complexity and cost. Our target construction timeline for initial deployments is 18-24 months. In comparison, the most recent U.S. commercial nuclear power plant deployment of two large 1.1 GWe light water reactors is estimated to have cost in excess of $34 billion and took more than 10 years to construct. We believe that our initial focus on small powerhouses makes us uniquely advantaged because we do not require massive amounts of government funding to deploy them.
The following illustration of an Aurora powerhouse shows our anticipated modern design and its relatively small size when compared to currently operating nuclear power plants.
Modern Design Approach
We have focused on utilizing modern design methods, including modern software tools for design version control, digital twins, machine learning, and artificial intelligence to rapidly iterate on design parameters. We also utilize digital quality controls and documentation, which enable advanced tracking of safety functions through all phases of component design, procurement, testing, and maintenance. We believe these investments in modern software can improve safety and quality assurance, make our design process more efficient, provide for improved documentation, and ultimately facilitate more efficient operations, maintenance, and scalability of our powerhouses. Our team includes exceptional software engineers with experience from leading software development companies in Silicon Valley. This talent has enabled exceptional capabilities in terms of our modern design approach as well as our documentation and quality assurance practices.
Our modern design methods differ from the legacy methods in the existing nuclear industry, which generally do not utilize modern computing or design methods. For example, many older operating nuclear power plants do not utilize electronic records for quality assurance. This means that essential quality assurance records which are used to monitor the safety of the legacy plants are kept on paper, requiring revisions to be physically transported and stored in physical locations. This creates complications in managing change control related to safety systems in these large historical plants. The capability to track the safety-related function of those components in real time is often essentially nonexistent, and if a safety-related component needs to be revised, the analysis must be redone by the designer to approve a revision. This is then documented on paper, sometimes physically mailed to the regulator, any related engineering services provider, the utility, among others. This approach is costly and can make it very difficult for incumbents in the nuclear industry to ensure quality. By contrast, our approach is designed to tie key functions to key components and to the testing and maintenance of those components throughout the life of the plant, which is expected to be 40 or more years. Design decision points are documented as version-controlled instances with documented approval processes so that every component’s design has a clear pedigree and modifications are integrated only after undergoing a rigorous process.
Targeting Streamlined Deployment
The Aurora product line is designed to be constructed and operated at a wide range of sites. Because of the compact nature of the powerhouses and the minimal land and resources they require, we have increased site selection flexibility compared to traditional nuclear power plants. For example, our powerhouses do not need to be sited next to bodies of water like most existing nuclear power plants and many of the larger small modular reactor designs, opening a large site selection area and serving potential customers that seek a high degree of localization. The following are illustrations of an Aurora powerhouse site showing building internals (left) and the finished exterior (right):
Minimal site preparation is expected to be required before we install a powerhouse. The logistics for the site are designed to be simpler, since many components are pre-fabricated and can be transported by truck and rapidly installed onsite. Additionally, we believe a relatively small labor force will be required for construction to help prevent overruns and overages.
The control mechanisms and instrumentation for reactor automation in our powerhouses are similar to those previously used for reactor technologies and are commercially available. We believe that we will benefit from the existing supply chain and the experience of previously operating reactors while also leveraging modernized sensors and software to improve on past designs and enable this level of automation.
We plan to leverage established, agile supply chains from various industries, deviating from the conventional, sluggish, and cost-intensive nuclear supply chains. Our approach capitalizes on the deliberate design choices and compact size of our technology, rendering the necessity of pressurized vessels or exotic materials unnecessary. This approach enables us to collaborate with partners like Siemens, who we have named our preferred supplier for steam turbine generators. We believe that if we can leverage the expertise and established infrastructure of partners like Siemens, it can increase the reliability, scalability, and cost-effectiveness, of our powerhouses, once constructed.
We selected metal-fueled fast reactors as the technology for the Aurora product line for many reasons, but in particular for their extensive operating history. Metal fuel has operated for more than 30 years in the U.S. and has been extensively characterized and qualified for over 50 years, demonstrating its readiness for commercial deployment. We believe that this readiness will help us obtain an NRC license faster than we would with a less-proven technology. We also believe that metal-fueled fast reactors will have lower production costs, in part because of the improved cost economics of metal fuel fabrication. Metal fuel is easy to fabricate compared to alternatives such as tri-structural isotropic particle fuel and we believe it will be significantly cheaper.
To pilot our fabrication process, we partnered with INL for initial casting investigation of the Aurora fuel and prototyping. INL created molds for our specific fuel geometry and used a billet casting furnace to cast several Aurora fuel elements. Additionally, using metal fuel in our powerhouses means that we anticipate that we can operate for longer periods of time without refueling than the currently operating light water reactors in the U.S. This will lead to better fuel utilization and a reduction in fuel movements and transportation, increasing security and decreasing capital and operating costs. We are building a fuel fabrication facility at INL to produce fuel for our first Aurora powerhouse. The following is an illustration of the Aurora reactor module (left) and section view of the module showing internal components (right):

Growth Strategies
Our key strategies to grow our business include the following:
•
Scalable regulatory approach — We believe our licensing strategy will enable us to accelerate deployment by reducing the regulatory burden for follow-on units. When approved, we believe our reference custom combined license, which will cover all aspects needed to build and operate a plant, including an environmental report, can become a reference point for subsequent custom combined licenses, with changes relating to siting parameters unique to each new powerhouse location. We believe this reference and subsequent combined license approach is a licensing strategy currently unique to us, and we believe it will be key to enabling efficient regulator reviews.

•
15 – 75 MWe Aurora powerhouse and other expansions to and variants of the Aurora product line — We are continuing to develop the reactor technology powering the Aurora with flexible output between 15 – 75 MWe. We have long-term plans to develop even larger powerhouses as well as high-resiliency variants of the Aurora product line to serve customers with unique resiliency needs.

•
Development of new products — It is key to our design approach and product development strategy to start with our initial Aurora powerhouse product and build off of that to design more economically compelling products that address larger markets, while also working to integrate the supply chain and thereby enable mass production.

•
New revenue streams from recycling — We believe our recycling approach has the potential to create additional revenue streams. These could potentially include the sale of used fuel management services, byproducts and specialty isotopes, and recycled fuel.

•
Geographic expansion — Our initial target market is the United States, as we believe there is stronger potential customer demand and government support, and because we believe U.S. regulatory approval provides a strong springboard to international deployment. We have significant customer interest internationally, and we expect that interest to grow following our initial commercial operations.

Potential Customers
We are targeting a number of specific markets that are potentially a strong fit for our Aurora product line. These markets include national defense, factories, industrial customers, off-grid and rural customers, utilities, and data centers. For example, the data center market in Northern Virginia alone, is currently approximated to be 3400 MWe. The growth of electricity demand for data centers, which is largely driven by artificial intelligence, is expected to triple by 2030. We believe our solution is a good fit for potential customers in these markets because it will be clean, reliable, and affordable, and is designed to simplify buying power through power purchase agreements and streamlined licensing process. We believe this fit is supported by our non-binding letters of intent with potential customers to provide over 700 MWe. A portion of expressed customer interest to date is not site dependent, and we expect a strong fit with unaddressed off-grid use cases. We believe the siting flexibility of the Aurora is beneficial because our powerhouses could be located near customers and where state and local laws are favorable for deployment.

Of our work with customers, we have so far announced the following potential powerhouse deployments:
•
Idaho National Laboratory — We have a site permit granted by DOE, and fuel awarded by INL for the Aurora INL project, for one 15 MWe plant targeting deployment in 2027 or 2028.

•
Southern Ohio Diversification Initiative — We announced a partnership with the Southern Ohio Diversification Initiative (“SODI”) in May of 2023, which includes plans to deploy two 15 MWe powerhouses in Southern Ohio. In addition, we have entered into an Option and Right of First Refusal to Purchase Real Estate (the “Land Rights Agreement”) with SODI for the option to purchase certain parcels of land from SODI in Southern Ohio, for the siting of two 15 MWe powerhouses (the “Land Option”). Subject to the terms and conditions of the Land Rights Agreement, SODI granted us the Land Option in exchange for an upfront fee, which will be credited toward any purchase under the Land Rights Agreement.

•
Centrus — We announced a memorandum of understanding with Centrus. This memorandum of understanding contemplates several potential collaborative programs, including Oklo’s purchase of HALEU from the production facility that Centrus is planning to build in Piketon, Ohio and Centrus’ purchase of electricity from Aurora powerhouses that Oklo would build in Piketon, Ohio.

•
Eielson Air Force Base — We announced that the Defense Logistics Agency Energy on behalf of the United States Air Force issued a Notice of Intent to Award (“NOITA”) a contract to Oklo to provide power and heat at the Eielson AFB as part of the Air Force’s micro-reactor pilot program in August 2023. In November 2023, a “pre-filing notice of protest” to the NOITA was submitted to the U.S. Court of Federal Claims by one of the unsuccessful bidders for the contract to provide power and heat to Eielson AFB, which resulted in a rescission of the notice by the Defense Logistics Agency (“DLA”) Energy Office. The DLA has stated in an email that “the rescission of the NOITA was not a revocation of the planned contract.” The DLA further specified that, “it is a procedural requirement while DLA Energy ensures proper documentation of due diligence that was performed during source selection.” The management of the due diligence process falls under the purview of the DLA. As of December 2024, the DLA continues to complete necessary due diligence required to reissue the NOITA.

•
Equinix — On the LOI Execution Date, we entered into the February 2024 LOI which confirms Equinix’s interest in purchasing electric energy output from us for a 20-year timeline at a rate to be formally specified in one or more future PPAs (subject to the requirement that the price meets the market rate, discount and most favored nation terms contained in the February 2024 LOI).

•
Diamondback Energy — We announced a non-binding letter of intent with Diamondback Energy which confirms Diamondback Energy’s interest in purchasing energy output from us for a 20-year timeline at a rate to be formally specified in a PPA.

•
Wyoming Hyperscale — We announced a non-binding letter of intent with Wyoming Hyperscale which confirms our intent to enter into a 20-year Power Purchase Agreement to supply 100 MW of clean power to a data center campus.

•
Switch Data Centers — In December 2024, we signed a Master Power Agreement with Switch Data Centers to provide 12 GWe of capacity.

•
Two Unnamed Data Center Companies — We have signed Letters of Intent with two data center companies for 750 MWe of capacity.

Competition
Our competitors include other power generation technologies, including traditional baseload power producers, other advanced nuclear technologies, renewables with or without storage, advanced energy storage, fossil fuels with carbon capture, and combinations of these technologies.
•
Traditional baseload — Traditional baseload power includes natural gas, coal, oil and large-scale nuclear.

•
Fossil fuels with carbon capture — Fossil fuel sources provide firm, baseload power, but require carbon capture technology to provide clean power. Carbon capture has not been demonstrated to be scalable to meet the need.

•
Renewables with or without energy storage — Wind and solar provide clean energy but cannot provide firm, baseload energy due to their intermittency. When paired with energy storage, they can provide a more dispatchable energy supply, but battery storage technology has not been demonstrated to be scalable or cost-effective to meet the need today.

•
Other advanced nuclear reactors — There are several advanced reactor technologies in various stages of development, including high-temperature gas reactors, molten salt reactors, fusion technologies, and advanced light water reactor designs.

Research, Development, and Testing
While we are focused on deploying proven technology, leveraging the significant investments in research and development by the U.S. government, we have worked with external partners on valuable development and testing projects that help to advance our commercial interests.
We have worked with DOE on various projects throughout our history. Since 2016, we have cost-shared with DOE to invest funds into national laboratories to support various activities, including fabricating fuel prototypes, software development, data qualification, and performing heat transport tests as part of the Gateway for Accelerated Innovation in Nuclear (“GAIN”) program. These projects beneficially allow for companies to provide cost-share and propose direction of DOE funding of R&D at national laboratories, which allows for simple contracting structures, efficient project launches and timelines, and minimal accounting burden for the proposing company since the funding is not received by the company but rather the national laboratory. In total, we have participated in six GAIN projects involving three different national laboratories.
One example of a key GAIN project that is currently underway is a project with Argonne National Laboratory (“ANL”). We were the first company to utilize the Thermal Hydraulic Experimental Test Article, which is a scaled model of the primary coolant loop of a technology similar to ours, installed at ANL’s Mechanism Engineering Test Loop sodium test facility. We have worked with ANL since 2021 to develop and execute a test program to provide high-resolution and high-quality thermal-hydraulic experimental data in a wide range of conditions of interest to us, with test conditions selected based on relevant scenarios for the Aurora product line. This data provides validation datasets for systems-level and high-fidelity analysis tools related to better quantification of the operating margins of our designs. This improved quantification may enable a future reduction in necessary thermal-hydraulic design margin, allowing our reactors to operate at higher temperatures and higher powers, thereby improving economics and expanding the addressable market.
Intellectual Property
The fundamental underlying technology we use was developed in the 1960s and through the 1990s, including as part of the IFR program. As such, the general technological approach is public knowledge and all original, fundamental patents from that era have since expired. Nevertheless, intellectual property (“IP”) is an essential differentiator for our business, and we seek protection for our IP whenever possible. We rely upon a combination of patents, copyrights, trade secrets, and trademark laws, along with employee and third-party nondisclosure agreements and other contractual restrictions to establish and protect our proprietary rights. We continually review our development efforts to assess the existence and patentability of new IP. As of April 2025, we have three issued patents and seven patent applications pending in the United States, and seventeen patent applications pending in other countries. The technology is also export controlled by the U.S. government.
Additionally, we protect our intellectual property in the form of trade secrets. We believe this IP strategy has allowed us to move more quickly by not spending excessive time and resources in the patenting process and has ultimately allowed us to protect information more effectively. Additionally, because we are unique compared to many other nuclear reactor developers in that we have not taken government funding to develop our reactor technology, we are not subject to all of the governmental requirements and considerations for patenting and share in IP rights with the government. No infringement or trade secret misappropriation has occurred to our knowledge.

We also pursue the registration of our domain names and trademarks and service marks in the United States and in some locations abroad. To protect our brand, as of April 2025, we have three issued trademarks and two pending trademark applications in the United States.
Employees and Human Capital
We have a highly technical and founder-led team. Co-founders Jacob DeWitte, our Chairman and Chief Executive Officer, and Caroline Cochran, our Chief Operating Officer, have approximately 20 years and 15 years of experience in nuclear technology, respectively. Their experience includes graduate degrees in nuclear engineering from the Massachusetts Institute of Technology and prior roles in industry and the DOE.
As of April 2025, Oklo had 125 full-time employees, across 29 different states in the United States. Our team members have 13 Ph.D.s and 53 master’s degrees in engineering or science. We also have 7 employees who were formerly NRC staff members, cumulatively representing decades of NRC experience.
Our employees are at the heart of our success and are the driving force behind our company. We actively seek out individuals with exceptional technical and specialized expertise to ensure our technical rigor and excellence. Our team is generally made up of people who are personally passionate to work on our mission, often motivated by the desire to work on solutions to climate change or to support human prosperity, which leads to exceptional teamwork and dedication beyond that inspired by a typical workplace.
As much as we invest in attracting top talent, we are dedicated to their well-being and retention. We place a strong emphasis on promoting wellness initiatives within our organization. These efforts include comprehensive company-sponsored health benefits, insurances, and wellness stipends to a range of wellness programs.
Treating our employees with dignity and respect is nonnegotiable. We believe in fostering a workplace culture that values each individual’s contribution, celebrates diversity, and encourages open dialogue. We are proud to offer fair, competitive, and equitable compensation packages and even extend the option for ownership in the company for those who desire it.
Fostering a culture of recognition and appreciation of our employees’ dedication and hard work cultivates a sense of pride and camaraderie among our workforce, leading to a motivated and engaged team. We believe that investing in our employees and their well-being creates a positive and dynamic work environment, ultimately fueling our success.
Facilities
We have offices in Santa Clara, CA, and Washington, D.C. Our office in Santa Clara is our corporate headquarters and consists of approximately 7,350 square feet of office space that houses our executives and engineering and operations team members. Our Washington, D.C. office consists of approximately 200 square feet of dedicated office space as well as shared conference room and other amenities and houses our government affairs team.
We believe our existing facilities are adequate for our current needs. We are actively evaluating U.S. sites to add new facilities or expand existing facilities as we add employees and expand our operations in the future. We believe suitable additional space will be available on commercially reasonable terms to accommodate our future growth.
Government Regulation
Power plants of any type are often subject to an array of occasionally lengthy approval processes — for instance, local or state approvals, regulated utility approvals, independent system operators, and the Federal Energy Regulatory Commission (“FERC”) approvals. In the case of nuclear power plants, the federal NRC licensing process is the governing process, and the rigor of this federal process largely supersedes state or local requirements. Many customers are interested to know how many hurdles exist within the broader regulatory space.

As described in the regulatory section, the NRC serves as the lead agency for the review and licensing of commercial nuclear power plants. The review is made up of two primary subject areas: a safety review and an environmental review. During the environmental review, the NRC consults with collaborating federal agencies, state, local, and tribal authorities to ensure the relevant parties are aware of and acknowledge the licensing actions being considered. In certain cases, individual states may have additional regulations related to the construction and operation of the nuclear power plant. The environmental review requires the NRC to consider any state, local, and tribal stakeholders. State-level authorities, such as those controlling water access permits and state public utility commissions require compliance by a nuclear power plant if the plant requires water or connects to the electric grid. Notably, as we do not anticipate requiring significant local water resources for every powerhouse deployment, we do not necessarily require permitting by state-level environmental agencies for water accessibility. Additionally, many of the Aurora powerhouse customers do not involve connection to a broader grid and/or an interstate grid, and in such cases, it is expected that the plant would not fall within FERC jurisdiction.
The NRC licensing process also includes a hearing opportunity where members of the public with standing have an opportunity to present arguments for why the licensing action should not be allowed. We expect that the number of people or organizations with standing will be minimal because of the minimal emergency planning zones, especially when compared to traditional nuclear power plants, and that reduces the scope of those whose interest might be affected by the licensing action. In addition, state, local, and tribal challenges are expected to be significantly lower in comparison with most traditional nuclear power plants.
A small case study was provided in our previous application submittal. The NRC’s acceptance of the application for review initiated a time period for public intervention. No petitions to intervene were submitted during the time period, and only an anomalous petition to deny the application was received, outside of the time period, not by any local community member — and this was unanimously thrown out by the NRC. State or local regulators may also require permits or licenses for an Aurora powerhouse or other Oklo commercial facilities.
Export Controls
Our business is or will be subject to, and complies with or will comply with, to certain stringent U.S. import and export control laws, including the Export Administration Regulations from the Bureau of Industry and Security which is part of the U.S. Department of Commerce (“Commerce”), regulations issued by DOE and regulations issued by the NRC. The regulations exist to advance the national security and foreign policy interests of the United States and to further its nonproliferation policies. Export of nuclear technology, also known as technical data, as well as the assistance of U.S. persons to foreign nuclear programs is controlled by DOE under 10 CFR Part 810, whereas the import and export of commodities associated with nuclear technologies is controlled by the NRC under 10 CFR Part 110. Commerce regulates certain “dual use” items, as well as associated foreign assistance. Governmental authorizations may be required before we can export technology, equipment or materials, our services, or to collaborate with foreign entities.
The U.S. government agencies responsible for administering the nuclear export control regulations have a degree of discretion interpreting and enforcing these regulations. These agencies also have significant discretion in approving, denying, or instituting specific conditions regarding authorizations to engage in controlled activities.
Legal Proceedings
From time to time, we may be subject to various claims, lawsuits and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. We currently do not have any claims, lawsuits, or proceedings against us that, individually or in the aggregate, would be considered material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the audited financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.
Overview
For an overview of the Company, see the section of this prospectus titled “Business.”
Impact of Macroeconomic Conditions
The macroeconomic environment both in the United States and globally has the potential to impact our business and financial performance. More specifically, factors such as trade agreements, tariffs, interest rates, tax law, labor trends, and fiscal policy could impact the cost to construct and operate our powerhouses, and even impact the future profitability of our operations.
Supply chain vulnerabilities represent a critical area of macro-economic risk for our business. Global disruptions — whether from geopolitical tensions, natural disasters, or public health crises — can severely impact the availability and cost of essential components for energy infrastructure. These disruptions can lead to extended lead times for specialized equipment, shortages of critical materials, and unexpected cost escalations that complicate project planning and execution. Our reliance on supply networks for turbine components, electrical systems, and construction materials creates exposure to these global supply chain risks.
Inflation remains a significant concern, particularly as it affects construction materials, specialized equipment, and labor costs throughout our project development cycle. These inflationary pressures can erode project margins and complicate long-term capital planning efforts.
Economic growth and recession cycles directly correlate with energy demand across industrial, commercial, and residential sectors. During economic downturns, we typically experience reduced consumption patterns, while periods of growth drive increased energy needs, affecting our revenue projections and expansion strategies.
Demand for energy in the United States is currently being driven by the explosive growth in the data center industry, particularly as AI deployment, cloud computing adoption, and digital transformation initiatives accelerate across sectors. Should power demand growth in the AI data center market slow, customer demand for our baseload low-carbon power could be negatively impacted.
Liquidity and Capital Resources
As of December 31, 2024, our cash, cash equivalents and marketable securities were $275.3 million, which includes the proceeds received from the Business Combination. We continue to incur significant operating losses. For the year ended December 31, 2024, we had a net loss of $73.6 million, loss from operations of $52.8 million, and net cash used in operating activities of $38.4 million. As of December 31, 2024, we had an accumulated deficit of $135.1 million. Management expects that significant on-going operating expenditures will be necessary to successfully implement our business plan and develop our powerhouses.
We will utilize our existing cash, cash equivalents and marketable debt securities to fund our powerhouses, operations and growth plans. We believe that, as a result of the Business Combination, our existing cash, cash equivalents and marketable debt securities will be sufficient to fund our operations for the one-year period following the issuance date of the consolidated financial statements as of and for the year ended December 31, 2024, which are included in this prospectus.

Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2024, except for a new lease agreement with an effective date of January 17, 2025 (further information is provided in Note 17, Subsequent Events, under the heading Operating Lease Agreement in our consolidated financial statements, which are included in this prospectus).
Commitments and Contractual Obligations
We did not have any material commitments or contractual obligations as of December 31, 2024, other than with respect to the leases under which we lease real estate for office space. Certain leases are classified as operating leases and one lease has been described as a subsequent event, expiring December 1, 2026 and March 31, 2027, respectively. See Note 5, Leases, Note 15, Commitments and Contingencies, and Note 17, Subsequent Events, in our consolidated financial statements, which are included in this prospectus.
Cash Flows Comparison
The following table sets forth our cash flows for the period indicated.
Comparison for the Years Ended December 31, 2024 and 2023
	Years Ended December 31,
	2024	2023
	(in thousands)
Net cash used in operating activities	$(38,390)	$(15,998)
Net cash used in investing activities	(175,774)	(83)
Net cash provided by financing activities	301,428	16,295
Net increase in cash and cash equivalents	$87,264	$214
Cash and cash equivalents, end of year	$97,132	$9,868
Operating Activities
Cash used in operating activities during the year ended December 31, 2024 consisted of cash outflows of $45.6 million, offset by $7.2 million of interest and dividend income, totaling $38.4 million in cash used, as compared to cash outflows of $16.2 million, offset by $0.2 million of interest and dividend income, totaling $16.0 million in cash used in the same period in 2023. This $29.4 million increase in cash used, partially offset by $7.2 million of interest and dividend income, was driven by our operating results (net loss adjusted for depreciation and other noncash charges totaling $40.1 million) which resulted in $22.4 million of higher cash used by operating activities year-over-year, as well as a $6.5 million increase in cash used resulting from net changes in operating assets and liabilities. Cash used in operating activities for the year ended December 31, 2024 was primarily driven by our operating expenses as we continue to scale our operations, consisting of $20.5 million in cash used for payroll and employee benefits of personnel and $25.1 million in other costs, primarily consisting of professional services for consulting on research and development activities, and legal and accounting fees on general and administrative activities.
Cash used in operating activities during the year ended December 31, 2023 consisted of cash outflows of $16.2 million, offset by $0.2 million of interest and dividend income, totaling $16.0 million in cash used, as compared to cash outflows of $10.0 million in the same period in 2022. This $6.2 million increase in cash used, partially offset by $0.2 million of interest and dividend income, was driven by our operating results (net loss adjusted for depreciation and other noncash charges totaling $14.6 million) which resulted in $6.0 million of higher cash used by operating activities year-over-year, as well as a $1.9 million decrease in cash used resulting from net changes in operating assets and liabilities. Cash used in operating activities for the year ended December 31, 2023 was primarily driven by our operating expenses required to scale our operations, consisting of $10.0 million in cash used for payroll and employee benefits of personnel and $6.1 million in other costs, primarily consisting of professional services for consulting on research and development activities, and legal and accounting fees on general and administrative activities.

Investing Activities
Cash used in investing activities during the year ended December 31, 2024 was primarily due to $0.4 million use of cash on the purchase of discretionary property and equipment and $291.6 million use of cash on the purchase of marketable securities, partially offset by $116.2 million of proceeds from redemptions of marketable securities.
Cash used in investing activities for the year ended December 31, 2023 was due to the purchase of property and equipment of $0.1 million.
Financing Activities
Cash provided by financing activities for the year ended December 31, 2024 consisted of the proceeds from recapitalization of $276.2 million, proceeds from right of first refusal liability of $25.0 million, proceeds from the issuance of simple agreements for future equity (“SAFEs”) of $10.2 million and proceeds from the exercise of stock options of $1.0 million, partially offset by payment of deferred issuance costs of $11.1 million.
Cash provided by financing activities for the year ended December 31, 2023 consisted of the proceeds from the issuance of SAFEs of $19.3 million, as well as proceeds from the exercise of stock options of $0.1 million, partially offset by payment of deferred issuance costs of $3.1 million.
Key Components of Results of Operations
Operating Expenses
Our operating expenses consist of research and development and general and administrative expenses.
Research and Development
Research and development (“R&D”) expenses represent costs incurred to develop our technology. These costs consist of personnel costs, including salaries, employee benefit costs, bonuses and stock-based compensation expenses, software costs, computing costs, hardware and experimental supplies, and expenses for outside engineering contractors for analytical work and consulting costs. We expense all R&D costs in the periods in which they are incurred; however, occasionally, the reimbursement would be received in the following period.
We have several recycling technology projects awarded as R&D cost-share projects (the “cost-share projects”) through ARPA-E and the DOE Technology Commercialization Fund (“TCF”). The ARPA-E and TCF projects involve cost-sharing of project costs as well as reimbursement of certain qualifying expenditures to us. A budget was initially approved for each of these cost-share projects, and as certain expenses and capital expenditures for equipment are incurred, such expenses or capital expenditures are reported to ARPA-E and then a pre-determined percentage of such expenses or capital expenditures are reimbursed by ARPA-E back to us. The expenses are categorized as R&D expenses, which are then partially reimbursed.
General and Administrative
Our general and administrative (“G&A”) expenses primarily comprise various components not related to R&D, such as personnel costs, regulatory fees, promotion expenses, costs associated with maintaining and filing intellectual property, meals and entertainment expenses, travel expenses, and other expenditures related to external professional services including legal, engineering, marketing, human resources, audit, and accounting services. Personnel costs include salaries, benefits, and stock-based compensation expenses. As we continue to grow and expand our workforce and operations, and in light of the increased costs associated with operating as a public company, we anticipate that our G&A expenses will rise for the foreseeable future.
Other Income (Loss)
Other income (loss) consists of interest and dividend income and the remeasurement gains and losses related to SAFEs.

Income Taxes
Income taxes primarily consist of income taxes in certain jurisdictions in which we conduct business. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development. Prior to the Business Combination, because we are pre-revenue, income taxes have been minimal. After the Business Combination, as a result of our interest and dividend income from our investments, federal and state income taxes may be incurred, after available tax deductions, including available carryovers.
Results of Operations
The following tables set forth our results of operations for the years indicated. The year-over-year comparison of financial results is not necessarily indicative of future results.
Comparison of the Years Ended December 31, 2024 and 2023
The following table sets forth our historical results for the years indicated, and the changes between years:
	Years Ended December 31,		2024 versus 2023
	2024	2023	$ Change	% Change
	(in thousands)
Operating expenses
Research and development	$26,711	$9,763	$16,948	173.6%
General and administrative	26,090	8,873	17,217	194.0%
Total operating expenses	52,801	18,636	34,165	183.3%
Loss from operations	(52,801)	(18,636)	(34,165)	183.3%
Other (income) loss
Change in fair value of simple agreement for future equity	(27,864)	(13,717)	(14,147)	103.1%
Interest and dividend income	7,732	180	7,552	NM
Total other loss	(20,132)	(13,537)	(6,595)	48.7%
Loss before income taxes	(72,933)	(32,173)	(40,760)	126.7%
Income taxes	(683)	—	(683)	NM
Net loss	$(73,616)	$(32,173)	$(41,443)	128.8%
Percentage changes that are considered not meaningful are denoted with “NM.”
Research and Development
The following presents R&D expenses:
	Years Ended December 31,		2024 versus 2023
	2024	2023	$ Change	% Change
	(in thousands)
Total research and development expenses	$26,711	$9,763	$16,948	173.6%
R&D expenses increased by $16.9 million, or 173.6% for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily due to an increase of $7.1 million in total payroll and employee benefits of research and development personnel attributable to an increase in the weighted-average headcount of approximately 68.1% and an increase in salary over the prior period, an increase of $7.4 million in stock-based compensation expenses (primarily from $6.1 million incremental costs of the modification of Legacy Oklo vested options for the holders’ contingent right to receive a pro rata share of the 15,000,000 shares of Common Stock reserved for potential future issuance upon the occurrence of certain earnout triggers as set forth in the Merger Agreement (such shares, the “Earnout Shares”) recorded at the Closing), an increase of $1.0 million in professional services, and an increase of $1.0 million in other expenses.

General and Administrative
The following presents G&A expenses:
	Years Ended December 31,		2024 versus 2023
	2024	2023	$ Change	% Change
	(in thousands)
Total research and development expenses	$26,090	$8,873	$17,217	194.0%
G&A expenses increased by $17.2 million, or 194.0% for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily due to an increase of $3.9 million in payroll and employee benefits of general corporate functions and finance personnel attributable to an increase in the weighted-average headcount of approximately 43.5% and average salary over the prior period, an increase of $4.3 million in stock-based compensation expenses (with $1.7 million from the incremental costs of the modification of Legacy Oklo vested options for the holders’ contingent right to receive a pro rata share of the Earnout Shares recorded at the Closing), an increase of $6.2 million in professional services primarily due to an increase in legal and other professional fees, and an increase of $2.8 million related to travel, entertainment, and other expenses.
Other Income (Loss)
The following table sets forth other income (loss):
	Years Ended December 31,		2024 versus 2023
	2024	2023	$ Change	% Change
	(in thousands)
Change in fair value of SAFEs	$(27,864)	$(13,717)	$(14,147)	103.1%
Interest and dividend income	7,732	180	7,552	NM
Total other loss	$(20,132)	$(13,537)	$(6,595)	48.7%
The change in fair value of SAFEs of $27.9 million for the year ended December 31, 2024, represents the remeasurement loss in the fair value related to the SAFEs as compared to the fair value as of December 31, 2023.
Interest and dividend income increased by $7.6 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily due to an increase in interest and dividend income related to an increase in our cash, cash equivalents and marketable debt securities balances from the prior year period.
Critical Accounting Estimates
Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the preparation of these consolidated financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements, which are included in this prospectus, for a description of our significant accounting policies.
Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations:

Stock-based Compensation
We account for stock-based compensation by measuring and recognizing expense for all stock-based awards made to employees and non-employees based on the estimated grant-date fair values over each recipient’s requisite service period, which is generally the vesting period. Legacy Oklo estimated the fair value of stock options granted to employees and non-employees using the Black-Scholes option pricing model. The determination of fair value requires significant judgment and the use of estimates, particularly with regard to Black-Scholes assumptions, such as our Legacy Oklo common stock fair value, stock price volatility, and expected option lives to value stock-based compensation.
In connection with our Business Combination, we recorded an incremental cost related to the modification of Legacy Oklo vested options that were outstanding at Closing for the holders’ contingent right to receive a pro rata share of the Earnout Shares in the future. The incremental costs were based on the fair value of the Earnout Shares, as determined by an independent third-party valuation using a Monte Carlo simulation with key inputs and assumptions, such as the per share stock price at Closing, term, dividend yield, risk-free rate, and volatility. The determination of the fair value involves certain judgments and estimates, primarily due to the volatility of our stock price and the uncertain timing of earnout conditions. The Monte Carlo simulation method requires assumptions that are inherently subjective, including stock price volatility that was estimated based on industry peer data due to our limited trading history, introducing an element of judgment in assessing comparability. The risk-free rate was based on U.S. Treasury rates, selected to match the expected term of the earnout provisions, and a zero-dividend yield was assumed. The expected term was estimated based on management’s assessment of when the Earnout Shares and Founder Shares would likely be issued, factoring in potential market conditions and shareholder behavior. Changes in the significant assumptions and estimates could materially impact the valuation and the amounts recorded in the financial statements. For additional information regarding the impact of the Earnout Shares and Founder Shares, see Note 3, Business Combination, in our consolidated financial statements, which are included in this prospectus.
Simple Agreements for Future Equity
We recorded our Legacy Oklo SAFEs at fair value that require significant inputs not observable in the market, which cause the instrument to be classified as a Level 3 measurement with the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFEs will convert into certain preferred stock; (ii) a liquidity event where the SAFE noteholders will have an option to receive either a cash payment equal to the invested amount under such SAFE, or a number of shares of common stock equal to the invested amount divided by the liquidity price; and (iii) a dissolution event where the SAFE noteholders will be entitled to receive a portion of the related proceeds equal to the purchase amount. We utilized a third-party to determine the fair value of the SAFEs under the Monte Carlo simulation method, which was used to estimate the future market value of our invested capital (“MVIC”) at a liquidity event and the expected payment to the SAFE holders at each simulated MVIC value. We believe these assumptions would be made by a market participant in estimating the valuation of the SAFEs. We assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained.
There is substantial judgment in selecting the assumptions that we use to determine the fair value of the SAFEs and other companies could use similar market inputs and experience and arrive at different conclusions with respect to those used to calculate fair value. Using alternative assumptions could cause differences in the resulting fair value. As of the Closing of the Business Combination, we no longer have any SAFEs.
Emerging Growth Company Status
The Company is classified as an “emerging growth company” (“EGC”), as defined under the JOBS Act. Therefore, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. We could retain EGC status until December 31, 2026, although circumstances could cause us to lose that status earlier, including if the market value of common stock held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer qualify for EGC status as of the following December 31.

Further, Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs, but any such election to opt out is irrevocable. We intend to take advantage of the benefits of this extended transition period.
Recent Accounting Pronouncements
See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements, which are included in this prospectus, for a discussion about Recently Issued and Adopted Accounting Standards Recently Issued and Not Adopted Accounting Standards as.

MANAGEMENT
Directors and Executive Officers
Set forth below are the names, ages and positions of each of the individuals who serve as our directors and officers:
Name	Age	Position(s)
Executive Officers:
Jacob DeWitte	39	Chairman and Chief Executive Officer
R. Craig Bealmear	58	Chief Financial Officer
Caroline Cochran	42	Chief Operating Officer and Director
Non-Employee Directors:
Lieutenant General (Ret.) John Jansen(1)(2)	62	Director
Richard W. Kinzley(1)(2)	59	Director
Michael Klein(3)	61	Director
Michael Thompson(2)	48	Director
Daniel B. Poneman(3)	69	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

Executive Officers
Jacob DeWitte has served as our Chief Executive Officer and a member of our Board since May 2024. Since April 2025, he has also served as Chairman of the Board. Mr. DeWitte co-founded Legacy Oklo and served as its Chief Executive Officer and a member of the board of directors of Legacy Oklo from its inception in July 2013 until May 2024. Prior to founding Oklo, Mr. DeWitte was a Ph.D. candidate at the Massachusetts Institute of Technology from January 2011 to June 2014. In total, Mr. DeWitte studied nuclear engineering between the years of 2004 and 2014, and worked in several companies, national laboratories, and nuclear laboratories starting in 2002 in the capacity of an intern or fellow. Mr. DeWitte also served as a director on the board of the American Nuclear Society from June 2009 to June 2011. From June 2009 to August 2009 and from May 2011 to August 2011, Mr. DeWitte served as Visiting Fellow in the United States Naval Nuclear Laboratory. From May 2008 to September 2008, Mr. DeWitte served as a research intern at General Electric. Mr. DeWitte served as an Intern at Sandia National Laboratories during the summers of 2002, 2003, 2006, and 2007. From May 2005 to August 2005, Mr. DeWitte served as an intern at Urenco Limited, a supplier of nuclear enrichment services and fuel cycle products. Mr. DeWitte holds a Ph.D. and S.M. in Nuclear Engineering from the Massachusetts Institute of Technology and a B.S. in Nuclear and Radiological Engineering from the University of Florida. We believe that Mr. DeWitte is well-qualified to serve on the Board because of the perspective and experience he provides as Legacy Oklo’s former Chief Executive Officer, his industry experience and his educational background in nuclear engineering.
R. Craig Bealmear has served as the Company’s Chief Financial Officer since May 2024. He previously served as Legacy Oklo’s Chief Financial Officer from August 2023 until May 2024. Since April 2023, Mr. Bealmear has served as an executive advisor to Trindent Consulting, a management consulting firm. From April 2021 to December 2022, Mr. Bealmear served as the Chief Financial Officer of Renewable Energy Group, Inc., a producer of advanced biofuels that was acquired by Chevron Corporation in June 2022. Prior to joining Renewable Energy Group, Inc., Mr. Bealmear held several positions at BP plc (“BP”), including serving as the Chief Financial Officer — North America Downstream at BP from March 2015 to December 2020 and as the Deputy Chief Financial Officer; Refining and Marketing Segment at BP from January 2013 to February 2015. Prior to that, Mr. Bealmear held numerous Finance, Strategy and Commercial roles with BP and Atlantic Richfield Corporation over a 30-year career in both the United States and

United Kingdom. Mr. Bealmear holds an M.B.A. from the Wharton School at the University of Pennsylvania and a B.A. in Business Administration from Bellarmine University.
Caroline Cochran has served as our Chief Operating Officer and a member of our Board since May 2024. Ms. Cochran co-founded Legacy Oklo and served as its Chief Operating Officer and a member of the board of directors of Legacy Oklo from its inception in July 2013 until May 2024. From 2018 to 2019, Ms. Cochran was a member of the U.S. Department of Energy Nuclear Energy Advisory Committee and was a panel member of the ninth Clean Energy Ministerial in May 2018. Prior to founding Oklo, Ms. Cochran served as a marketing and engineering consultant from March 2011 to July 2013, and studied nuclear engineering at the Massachusetts Institute of Technology from 2007 and 2010. From 2006 to 2007, Ms. Cochran served in a leadership role in the inaugural year of the Center for the Creation of Economic Wealth at the University of Oklahoma, a role which involved identifying technologies for commercialization and managing teams engaged in commercialization of technologies. From May 2005 to August 2005, Ms. Cochran served as a Programs Analysis and Evaluation Intern in the Office of the Secretary of Defense of the United States. Ms. Cochran is a recipient of the University of Oklahoma Regent’s Outstanding Alumni Award. Ms. Cochran holds a S.M. in Nuclear Engineering from the Massachusetts Institute of Technology and a B.A. in Economics and a B.S. in Mechanical Engineering from the University of Oklahoma. We believe that Ms. Cochran is well-qualified to serve on the Board because of the perspective and experience she provides as Legacy Oklo’s former Chief Operating Officer, her industry experience and her educational background in nuclear engineering.
Non-Executive Directors
Lieutenant General (Ret.) John Jansen has served as a member of our Board since May 2024. Lieutenant General Jansen served in the United States Marine Corps from1986 through his retirement in October 2021. He culminated his career as a Lieutenant General (three-star general), serving as the Deputy Commandant for Programs and Resources of the Marine Corps, and as the Chairman of the Board of Directors of Marine Corps Community Services. His distinctive career as a combat Marine, fighter pilot, carrier pilot, TOPGUN graduate, and commanding officer, included positions as Commandant of the Eisenhower School of National Security and Resource Strategy, National Defense University (Major General); Commanding General, 3d Marine Expeditionary Brigade (Brigadier General); and Assistant Deputy Commandant for Programs and Resources (Brigadier General). From August 2022 to January 2024, he served as the Chief Transformation Officer, then as the Managing Director of the EMEA business unit for Luminator Technology Group. He graduated from Indiana University with a Bachelor of Science degree in Business Administration/ Finance from the Kelley School of Business. He is also a graduate of NATO Defense College in Rome and of the Navy Fighter Weapons School (TOPGUN). We believe that Lt. Gen (Ret.) Jansen is well-qualified to serve as a member of our Board because of his leadership, strategic decision-making and financial experience demonstrated over nearly forty years of military and commercial service.
Richard W. Kinzley has served as a member of our Board since May 2024. Prior to joining our Board, Mr. Kinzley served in various leadership roles at Black Hills Corporation, a multi-state electric and gas utility, most recently as Senior Vice President and Chief Financial Officer from January 2015 until his retirement in July 2023. Mr. Kinzley previously served as Black Hills Corporation’s Vice President and Corporate Controller from January 2013 until December 2014 and as its Vice President, Strategic Planning and Corporate Development from October 2008 until December 2012. Mr. Kinzley began his career at Peat Marwick International (now KPMG). Mr. Kinzley holds a Bachelor of Science in Business Administration, emphasis in Accounting, from the University of South Dakota. We believe that Mr. Kinzley is well-qualified to serve as a member of our Board because of his many years of public accounting experience and his experience in the energy industry.
Michael Klein has served as a member of the Board since February 2021 and previously served as Chairman from February 2021 to May 2024. Mr. Klein also served as our Chief Executive Officer and President from February 2021 until the pricing of the Company IPO. Mr. Klein is the Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp VII and the Chief Executive Officer of Churchill Capital Corp IX, both of which are blank check companies whose respective sponsors are affiliates of M. Klein Associates, Inc., a New York corporation (“MKA”). Mr. Klein was the co-founder and Chairman of Churchill Capital Corp, a blank check company formed in 2018. Churchill Capital Corp merged with Clarivate Analytics in May 2019. Mr. Klein served as a member of the board of directors of Clarivate Plc from May 2019 until October 2020. Mr. Klein was the founder, Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp II, a blank check company formed in 2019. Churchill Capital Corp II merged with Skillsoft Corp. in June 2021, and Mr. Klein currently serves on the board of directors of Skillsoft Corp. Mr. Klein was also the founder, Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp III, a blank check company formed in 2019. Churchill Capital Corp III merged with MultiPlan, Inc. in October 2020, and Mr. Klein currently serves on the board of directors of MultiPlan, Inc. Mr. Klein was also the founder, Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp IV, a blank check company formed in 2020. Churchill Capital Corp IV merged with Lucid Group, Inc. in July 2021.
Mr. Klein was also previously the Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp V, a blank check company whose sponsor is an affiliate of MKA, from its initial public offering until November 2023, and Chief Executive Officer, President and Chairman of the Board of Directors of Churchill Capital Corp VI, a blank check company whose sponsor is an affiliate of MKA, from its initial public offering until December 2023. Mr. Klein is the founder and managing partner of M. Klein and Company, LLC, which he founded in 2012. M. Klein and Company, LLC is a global strategic advisory firm that provides its clients a variety of advice tailored to their objectives. Mr. Klein is a strategic advisor to global companies, boards of directors, senior executives, governments and institutional investors. Mr. Klein’s background in strategic advisory work was built during his 30 year career, including more than two decades at Citigroup and its predecessors, during which he initiated and executed strategic advisory transactions. He began his career as an investment banker in the M&A Advisory Group at Salomon Smith Barney and subsequently became Chairman and Co-Chief Executive Officer of Citi Markets and Banking, with responsibilities for global corporate and investment banking and Global Transaction Services across Citi. Mr. Klein is a graduate of The Wharton School of the University of Pennsylvania, where he earned his Bachelors of Science in Economics with concentrations in finance and accounting. Mr. Klein was selected to serve on the Board due to his significant investment banking and advisory experience.
Michael Thompson has served as a member of our Board since March 2025. Mr. Thompson has served as the managing partner of Reinvent Capital, a private investment fund focused on technology companies, since 2017. He also served as the Chief Executive Officer and director of Reinvent Technology Partners from 2020 to 2021. Prior to Reinvent Capital, Mr. Thompson was the founder and managing partner of BHR Capital, a New York-based hedge fund. In addition, he has served as an advisor and board member for several technology companies. Mr. Thompson holds a Bachelor of Business Administration in International Finance from the Honors Program at the University of Georgia. Mr. Thompson was selected to serve on the Board due to his significant investment and board experience in the technology industry.
Daniel B. Poneman has served as a member of our Board since March 2025. Mr. Poneman has served as President and Chief Executive Officer of Poneman Strategies LLC since 2024. Mr. Poneman served as President and Chief Executive Officer of Centrus Energy Corp., where he was responsible for launching the first U.S.-technology enabled domestic uranium enrichment production since 1954, from 2015 to 2023. Prior to his role at Centrus Energy Corp., Mr. Poneman served as Deputy Secretary of Energy at the U.S. Department of Energy from 2009 to 2014, where he played a key role in the Recovery Act of 2009 and was responsible for infrastructure investments and the transition to clean energy, including nuclear industry initiatives. Mr. Poneman holds a Bachelor of Arts in Government & Economics and a JD degree from Harvard University, as well as a Masters of Letters in Politics from Oxford University (Lincoln College) in England. Mr. Poneman was selected to serve on the Board due to his significant government and energy industry experience.
Composition of the Board of Directors
Our business affairs are managed under the direction of the Board. Subject to the terms of our certificate of incorporation and bylaws, the number of directors is fixed by the Board. The initial size of the Board is seven directors.
In accordance with the terms of our certificate of incorporation, the Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:
•
the Class I directors are Lieutenant General (Ret.) John Jansen and Michael Klein, and their terms will expire at the annual meeting of stockholders in 2025;

•
the Class II directors are Caroline Cochran and Richard W. Kinzley, and their terms will expire at the annual meeting of stockholders in 2026; and

•
the Class III directors are Jacob DeWitte, Michael Thompson and Daniel B. Poneman, and their terms will expire at the annual meeting of stockholders in 2027.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of their successor, or the earlier of his or her death, disqualification, resignation or removal.
Our certificate of incorporation and bylaws provide that, subject to the rights of holders of then-outstanding shares of preferred stock, only the Board can fill vacant directorships, including newly created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.
Director Independence
Our Common Stock is listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 of the Exchange Act and the rules of the NYSE.
In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of the NYSE, a member of an audit committee of a listed company may not, other than in their capacity as a member of the committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
The Board undertook a review of the composition of the Board and its committees and the independence of our directors and considered whether any director has a material relationship with the Company that could compromise their ability to exercise independent judgment in carrying out their responsibilities. Messrs. Kinzley, Klein, Thompson and Poneman and Lt. Gen (Ret.) Jansen are considered “independent directors” as defined under the listing requirements and rules of the NYSE and the applicable rules of the Exchange Act.
Family Relationships
Except for the fact that Mr. DeWitte and Ms. Cochran are married, there are no other family relationships among any of our directors or executive officers.
Role of the Board in Risk Oversight
One of the key functions of the Board is informed oversight of our risk management process. The Board administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters and those associated with cybersecurity and other information technology risks; our compensation and human capital committee oversees the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board and director succession planning.
Committees of the Company Board
We have an audit committee, compensation and human capital committee and nominating and corporate governance committee. The Board delegates various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full Board. Members serve on these committees until their resignation or until otherwise determined by the Board.
Each committee of our Board has a written charter approved by the Board that satisfies the applicable rules of the SEC and the listing standards of the NYSE. Copies of each charter are posted on our website at https://oklo.com/investor/default.aspx under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus or the registration statement of which it forms a part. We have included this website address in this prospectus solely as an inactive textual reference.
Audit Committee
The members of our audit committee are Lieutenant General (Ret.) John Jansen, Richard W. Kinzley, and Michael Thompson, with Mr. Kinzley serving as chair. Each member of the audit committee qualifies as independent under the rules and regulations of the SEC, including Rule 10A-3 under the Exchange Act, and the listing standards of the NYSE applicable to audit committee members. All such members meet the requirements for financial literacy under the applicable NYSE rules. In addition, Mr. Kinzley qualifies as an “audit committee financial expert,” as that term is defined in SEC regulations.
Our audit committee is responsible for, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•
evaluating and discussing with our independent registered public accounting firm their independence from management;

•
reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•
approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•
reviewing and discussing with our independent registered public accounting firm the responsibilities, budget, and staffing of the Company’s internal audit function and any recommended changes to its scope;

•
reviewing and discussing the results, performance and effectiveness of the internal audit function;

•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•
overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•
reviewing and overseeing the Company’s policies on risk assessment and risk management, including reviewing the Company’s cybersecurity and other information technology risks, controls and procedures, including the Company’s plans to mitigate cybersecurity risks and to respond to data breaches;

•
reviewing related person transactions; and

•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation and Human Capital Committee
The members of our compensation and human capital committee are Richard W. Kinzley and Lieutenant General (Ret.) John Jansen, with Lt. Gen (Ret.) Jansen serving as chair. Each member of the compensation and human capital committee qualifies as independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation committee members and to be a “non-employee director” as defined in Rule 16b-3 of the Exchange Act.
Our compensation and human capital committee is responsible for, among other things:
•
reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of our chief executive officer;

•
in consultation with the chief executive officer, overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

•
reviewing our overall compensation philosophy and strategy and administering material benefit plans;

•
reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans, policies and programs;

•
reviewing and approving all employment agreement and severance arrangements for our executive officers;

•
making recommendations to our Board regarding the compensation of our directors non-employee directors; and

•
retaining and overseeing any compensation consultants.

Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Michael Klein and Daniel B. Poneman, with Mr. Klein serving as chair. Each member of the nominating and corporate governance committee qualifies as independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to nominating and corporate governance committee members.
Our nominating and corporate governance committee is responsible for, among other things:
•
identifying individuals qualified to become members of our Board (and its committees), consistent with criteria approved by the Board;

•
reviewing succession planning for our Chief Executive Officer and other executive officers;

•
periodically reviewing the Board’s leadership structure and recommending any proposed changes to our Board;

•
overseeing the process for evaluating the effectiveness of our Board, its committees and each individual director;

•
developing, evaluating and recommending to the Board a set of corporate governance guidelines applicable to us;

•
and periodically reviewing and assessing policies, practices, risk assessments and risk management regarding corporate social responsibility and sustainability performance, including environmental, social and governance matters.

Compensation Committee Interlocks
None of our executive officers serves as a member of the board of directors or compensation and human capital committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or our compensation and human capital committee.

Code of Ethics
We have a code of ethics that applies to all of our officers, directors and employees, as well as all of our contractors, consultants, suppliers and agents in connection with their work for us. The code of ethics is posted on our website at https://oklo.com/investor/default.aspx under the Investor Relations section. Future amendments to, or waivers of, the conduct of ethics, as and to the extent required by SEC regulations, will be disclosed at the same location on our website identified above or in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus or the registration statement of which it forms a part. We have included this website address in this prospectus solely as an inactive textual reference.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below, who we refer to as our named executive officers. In 2024, our named executive officers were as follows:
•
Jacob DeWitte, Co-Founder and Chief Executive Officer;

•
Caroline Cochran, Co-Founder and Chief Operating Officer; and

•
R. Craig Bealmear, Chief Financial Officer.

Summary Compensation Table
The following table sets forth information concerning the compensation of the named executive officers for the fiscal years ended December 31, 2024 and 2023.
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Jacob DeWitte Co-Founder, Chief Executive Officer	2024	425,095	587,548(3)	2,622,475	—	13,800(4)	3,648,918
	2023	211,077	112,000	—	—	8,615	331,692
Caroline Cochran Co-Founder, Chief Operating Officer	2024	357,981	278,990(3)	1,835,730	—	13,716(4)	2,486,417
	2023	211,077	112,000	—	—	8,969	332,046
R. Craig Bealmear(5) Chief Financial Officer	2024	362,308	281,154(3)	1,835,730	—	13,308(4)	2,492,500
	2023	115,385	62,500	—	3,015,873	1,846	3,195,604

(1)
Amounts reflect the aggregate grant date fair value of restricted stock unit (“RSU”) awards granted to our named executive officers during the applicable year calculated in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the applicable named executive officer. See Note 12 our audited consolidated financial statements for the fiscal year ended December 31, 2024, included in our Annual Report on Form 10-K filed with the SEC on March 24, 2025 for a discussion of the relevant assumptions used in calculating these amounts. The number of RSUs subject to each award was determined by dividing the dollar-denominated value by our average closing price over the 20-trading day period prior to (and excluding) the grant date. As such, the dollar-denominated values of these awards (described below) are not equal to the accounting grant-date fair value of the awards.

(2)
Amounts reflect the aggregate grant date fair value of stock options granted to our named executive officers during the applicable year calculated in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the applicable named executive officer. See Note 12 our audited consolidated financial statements for the fiscal year ended December 31, 2024, included in our Annual Report on Form 10-K filed with the SEC on March 24, 2025 for a discussion of the relevant assumptions used in calculating this amount.

(3)
Amounts include discretionary bonuses earned by our named executive officers for their performance with respect to the fiscal year ended December 31, 2024 and paid in early 2025 in the following amounts: Mr. DeWitte, $212,548; Ms. Cochran, $178,990; and Mr. Bealmear, $181,154. This column also includes a one-time discretionary cash bonus paid to Mr. DeWitte in the amount of $250,000 in recognition of his efforts towards the Company’s execution of the February 2024 LOI, and one-time discretionary cash transaction bonuses paid to our named executive officers in recognition of their efforts towards the Closing of the Business Combination in the following amounts: Mr. DeWitte, $125,000; Ms. Cochran, $100,000; and Mr. Bealmear, $100,000.

(4)
Amounts for 2024 include matching contributions made by us under our 401(k) plan.

(5)
Mr. Bealmear commenced employment as Oklo’s Chief Financial Officer in August 2023.

Narrative Disclosure to Summary Compensation Table
Base Salary
Each of our named executive officers receives an annual base salary to compensate the named executive officer for services rendered to us. The annual base salary for each named executive officer is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.
In fiscal year 2024, the initial annual base salaries for Mr. DeWitte, Ms. Cochran and Mr. Bealmear were $224,000, $224,000 and $300,000, respectively. In May 2024, the annual base salaries for Mr. DeWitte, Ms. Cochran and Mr. Bealmear were increased to $500,000, $400,000 and $400,000, respectively. The “Salary” column of the Summary Compensation Table above shows the actual base salaries paid to each named executive officer in 2024.
Cash Incentive Compensation
Annual cash bonuses are determined by our Compensation Committee and set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. The discretionary cash bonuses earned by Mr. DeWitte, Ms. Cochran and Mr. Bealmear for fiscal year 2024 are $212,548, $178,990 and $181,154, respectively.
In addition, Mr. DeWitte received a one-time discretionary cash bonus in recognition of his efforts towards the Company’s execution of the February 2024 LOI, and Mr. DeWitte, Ms. Cochran and Mr. Bealmear each received a one-time discretionary cash transaction bonus in recognition of their efforts towards the Closing of the Business Combination, equal to $125,000, $100,000 and $100,000, respectively.
Equity Compensation
Prior to the Closing, we maintained the 2016 Stock Incentive Plan (the “2016 Plan”). In connection with the Closing of the Business Combination and the adoption of the Incentive Plan, no further awards have or will be granted under the 2016 Plan.
In connection with the Business Combination we adopted, and our stockholders approved, the Incentive Plan in order to facilitate the grant of cash and equity incentives to our and certain of our affiliates’ directors, employees (including our named executive officers) and consultants and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. In addition, as part of the Business Combination we granted 337,079 RSUs to Mr. DeWitte and 235,955 RSUs to each of Ms. Cochran and Mr. Bealmear. The RSU awards vest with respect to 1/12th of the RSUs on each quarterly anniversary of May 9, 2024, subject to the named executive officer’s continued service with us through the applicable vesting date.
Employee Benefits and Perquisites
Oklo provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; critical illness insurance; life insurance; accident insurance; hospital indemnity insurance; short-and long-term disability insurance; and a tax-qualified Section 401(k) plan for which Oklo makes safe harbor contributions on behalf of its employees.
Oklo does not maintain any executive-specific benefit or perquisite programs.
No tax gross-ups
We did not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by us during 2024.
Clawback policy
In connection with the Business Combination, we adopted an Amended and Restated Policy for the Recovery of Erroneously Awarded Compensation in compliance with the SEC rules and New York Stock

Exchange listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.
Employment Arrangements with Our Named Executive Officers and Our Other Executive Officer
The Company entered into new employment agreements (each, an “Employment Agreement”) with Mr. DeWitte, Ms. Cochran and Mr. Bealmear in May 2024. The Employment Agreements superseded the Company’s prior employment offer letters with Mr. DeWitte, dated June 1, 2015 (the “Original DeWitte Agreement”), Ms. Cochran, dated June 1, 2015 (the “Original Cochran Agreement”) and Mr. Bealmear (the “Original Bealmear Agreement” and together, with the Original DeWitte Agreement and the Original Cochran Agreement, the “Original Employment Agreements”).
Employment Agreements
Each Employment Agreement provides for at-will employment which will continue for an indefinite term until the applicable named executive officer’s employment is terminated.
Pursuant to the Employment Agreements, each named executive officer is entitled to receive an annual base salary as set forth in the table below. In addition, each named executive officer will be eligible to receive an annual discretionary cash bonus of up to fifty percent (50%) of the named executive officer’s annual base salary, with the actual amount determined at the sole discretion of the Board, and received an initial grant of restricted stock units (each, an “initial grant”) with a value as set forth in the table below. The grants were effective upon the effectiveness of our Form S-8 registration statement on July 9, 2024 and each will vest in quarterly installments over the three-year period commencing on May 9, 2024, subject to the named executive officer’s continued employment through each applicable vesting date.
The following table sets forth each named executive officer’s title, annual base salary, and initial grant’s target grant date value:
Named Executive Officer	Title	Annual Base Salary ($)	Initial Grant Target Grant Date Value ($)
Jacob DeWitte	Chief Executive Officer	500,000	3,000,000
Caroline Cochran	Chief Operating Officer	400,000	2,100,000
R. Craig Bealmear	Chief Financial Officer	400,000	2,100,000
Pursuant to the terms of the Employment Agreements, each named executive officer is eligible for paid time off pursuant to Company policy and to participate in the Company’s executive benefit plans.
The Employment Agreements further provide that, if the named executive officer’s employment is terminated by the Company without “cause” or by the named executive officer for “good reason” (each, as defined in the applicable Employment Agreement) (in either case, an “involuntary termination”), the named executive officer will receive the following severance payments and benefits: (i) base salary continuation payments during the 12-month period following the termination date; (ii) a lump-sum payment equal to any accrued but unpaid annual bonus for the prior fiscal year; (iii) a lump-sum payment equal to the named executive officer’s full annual bonus for the year during which the termination date occurs; (iv) 12 months of Company-paid continued healthcare coverage; and (v) accelerated vesting of any portion of each outstanding time-vesting equity award then-held by the named executive officer that would have vested had the named executive officer’s employment continued for 36 months following such termination.
Each named executive officer instead will receive the following severance payments and benefits if the named executive officer experiences an involuntary termination during the period commencing three months before a “change in control” (as defined in the applicable Employment Agreement) and ending twelve months following a change in control: (i) a lump-sum payment equal to the named executive officer’s base salary (reduced by any base salary continuation already paid); (ii) a lump-sum payment equal to any accrued but unpaid annual bonus for the prior fiscal year; (iii) a lump-sum payment equal to the named executive officer’s annual bonus for the year during which the termination date occurs, pro-rated based on the number of days that have elapsed during the current fiscal year; (iv) 12 months of Company-paid continued healthcare coverage; and (v) full accelerated vesting of each outstanding time-vesting equity award then-held by the named executive officer (or, a cash payment in respect of any equity awards that were terminated without payment prior or upon the closing of the change in control).
The severance payments and benefits described above are subject to the named executive officer’s timely execution of a release of claims in the Company’s favor and are in addition to any accrued amounts.
Further, each Employment Agreement includes a “best pay” provision under Section 280G of the Internal Revenue Code, pursuant to which any “parachute payments” that become payable to the named executive officer will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Internal Revenue Code, whichever results in the better after-tax treatment to the named executive officer.
Other Agreements with Jacob DeWitte
Prior to entering into his Employment Agreement, the Company and Mr. DeWitte were party to the Original DeWitte Agreement, pursuant to which Mr. DeWitte received a base salary at an annual rate of $74,000 for 2015, which base salary was adjustable from time to time in accordance with normal business practice and in the sole discretion of Oklo. Mr. DeWitte’s annual base salary immediately prior to entering the Employment Agreement was $295,000.
In addition, Mr. DeWitte is party to a Founder Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for one year post-termination of employment.
Other Agreements with Caroline Cochran
Prior to entering into her Employment Agreement, the Company and Ms. Cochran were party to the Original Cochran Agreement, pursuant to which Ms. Cochran received a base salary at an annual rate of $74,000 for 2015, which base salary was adjustable from time to time in accordance with normal business practice and in the sole discretion of Oklo. Ms. Cochran’s annual base salary immediately prior to entering the Employment Agreement was $285,000.
In addition, Ms. Cochran is party to a Founder Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for one year post-termination of employment.
Other Agreements with R. Craig Bealmear
Prior to entering into his Employment Agreement, the Company and Mr. Bealmear were party to the Original Bealmear Agreement, pursuant to which Mr. Bealmear receives a base salary at an annual rate of $300,000 for 2023, which base salary was adjustable from time to time in accordance with normal business practice and in the sole discretion of Oklo. Pursuant to the terms of the Original Bealmear Agreement, Mr. Bealmear was eligible to earn an annual bonus at a target rate of 50%.
Pursuant to the Original Bealmear Agreement, we granted Mr. Bealmear a stock option that vests and becomes exercisable over a five-year period based on Mr. Bealmear’s continuous service through the vesting date, with respect to 1/5th of the underlying shares on the first anniversary of August 1, 2023 and with respect to 1/60th of the underlying shares on each monthly anniversary of such date thereafter.
In addition, Mr. Bealmear is party to an Invention and Non-Disclosure Agreement and a Non-Solicitation Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) a non-solicit covenant for one year post-termination of employment.
Outstanding Equity Awards at 2024 Year-End
The following table sets forth information concerning the number of shares of common stock underlying outstanding equity incentive plan awards for Oklo’s named executive officers as of the end of fiscal year 2024.

Each option award listed in the following table was granted under the 2016 Plan and each stock award listed in the following table was granted under the Incentive Plan.
		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jacob DeWitte	7/10/2024	—	—	—	—	280,899(1)	5,963,486
Caroline Cochran	7/10/2024	—	—	—	—	196,629(1)	4,174,434
R. Craig Bealmear	7/10/2024	—	—	—	—	196,629(1)	4,174,434
	12/23/2023	353,536	972,223(2)	3.18	12/23/2033	—	—

(1)
This RSU award vests with respect to 1/12th of the RSUs on each quarterly anniversary of May 9, 2024, subject to the applicable named executive officer’s continued service with us through the applicable vesting date.

(2)
This option vests and become exercisable with respect to 1/5th of the underlying shares on the first anniversary of August 1, 2023 and with respect to 1/60th of the underlying shares on each monthly anniversary of such date thereafter, subject to Mr. Bealmear’s continued employment with us through the applicable vesting date.

2024 Director Compensation Table
The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2024.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Sam Altman(2)	—	—	—
Michael Klein(2)	—	—	—
Richard W. Kinzley	58,104	131,124	189,228
Lieutenant General (Ret.) John Jansen	54,876	131,124	186,000
Chris Wright	45,192	131,124	176,316

(1)
Amounts reflect the aggregate grant date fair value of RSU awards granted to our directors calculated in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the director. See Note 12 our audited consolidated financial statements for the fiscal year ended December 31, 2024, included in our Annual Report on Form 10-K filed with the SEC on March 24, 2025 for a discussion of the relevant assumptions used in calculating these amounts. The number of RSUs subject to each award was determined by dividing the dollar-denominated value by our average closing price over the 20-trading day period prior to (and excluding) the grant date. As such, the dollar-denominated values of these awards (described below) are not equal to the accounting grant-date fair value of the awards.

(2)
Concurrently with Oklo’s adoption of the Company’s Non-Employee Director Compensation Program, Messrs. Altman and Klein each waived any compensation and benefits that would other be payable to him under the Non-Employee Director Compensation Program.

The table below shows the aggregate number of unvested stock awards held as of December 31, 2024 by each non-employee director.

Name	Stock Awards Outstanding
Sam Altman	—
Michael Klein	—
Richard W. Kinzley	16,854
Lieutenant General (Ret.) John Jansen	16,854
Chris Wright	16,854
Director Compensation
In connection with the Business Combination, we approved and adopted a non-employee director compensation program (the “Non-Employee Director Compensation Program”), under which each non-employee member of our Board (each, an “Eligible Director”) is eligible to receive cash-based annual retainer fees and long-term stock-based awards. Concurrently with the adoption of the Company’s Non-Employee Director Compensation Program, Messrs. Altman and Klein each waived any compensation and benefits that would other be payable to him under the Non-Employee Director Compensation Program.
Under the Non-Employee Director Compensation Program, each non-employee director who was an Eligible Director as of May 9, 2024, received a restricted stock unit award covering shares of our Class A Common Stock under the Incentive Plan on July 9, 2024 (each, a “2024 Award”) with an aggregate dollar-denominated value of $150,000. These 2024 Awards vest in full on the one-year anniversary of May 9, 2024, subject to the applicable Eligible Director’s continued service. In addition, each 2024 Award will vest in full upon a change in control (as defined in the Incentive Plan) of the Company if the Eligible Director will not become a member of the Board or the board of directors of the ultimate parent of the Company as of immediately following such change in control.
The Director Compensation Program consists of the following components:
Cash compensation
•
Annual Retainer: $70,000

•
Annual Audit Committee Chair Retainer: $20,000

•
Annual Compensation Committee Chair Retainer: $15,000

•
Annual Nominating and Corporate Governance Chair Retainer: $15,000 Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity compensation
An Eligible Director who is serving on our Board as of the date of the annual meeting of the Company’s stockholders each calendar year (beginning with calendar year 2025) will be granted, on such annual meeting date, a restricted stock unit award with a dollar-denominated value of approximately $125,000. Each annual grant will vest in full on the one-year anniversary of the applicable grant date, subject to continued service. In addition, each annual grant will vest in full upon a change in control of the Company if the Eligible Director will not become a member of the Board or the board of directors of the ultimate parent of the Company as of immediately following such change in control.
Compensation under our Director Compensation Program is subject to the annual limits on non-employee director compensation set forth in the Incentive Plan.
Our Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following includes a summary of transactions since January 1, 2022 to which we and Legacy Oklo have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than transactions that are described under the section “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.
Sponsor Agreement
In March 2021, AltC Sponsor LLC (the “Sponsor”) purchased 43,125,000 shares of Class B common stock of AltC (the “Founder Shares”) for an aggregate price of $25,000 in connection with the Company IPO. On March 9, 2021, the Sponsor forfeited 14,375,000 of such Founder Shares for no consideration, resulting in an aggregate of 28,750,000 Founder Shares outstanding. On July 7, 2021, the Sponsor surrendered an additional 16,250,000 Founder Shares for no consideration, resulting in an aggregate of 12,500,000 Founder Shares outstanding. The remaining 12,500,000 Founder Shares held by the Sponsor automatically converted into shares of Common Stock, on a one-for-one basis, upon the consummation of the Business Combination.
Concurrently with the execution of the Merger Agreement, the Company entered into a letter agreement with Sam Altman, Michael Klein, Jay Taragin, Frances Frei, Allison Green, Peter Lattman, and John L. Thornton (collectively, the “Insiders”), the Sponsor and Legacy Oklo (the “Sponsor Agreement”) for the purposes set forth in paragraph 7 therein, which amended and restated each of those certain letter agreements, dated July 7, 2021, from each of the persons undersigned thereto and that certain letter agreement, dated November 10, 2021, from Peter Lattman. Pursuant to the terms of the Sponsor Agreement, the Sponsor and each of the Insiders (each, a “Sponsor Signatory”) agreed not to transfer (a) 40% of such Sponsor Signatory’s shares for a period of 12 months after the Closing, unless the closing share price of our Common Stock equaled or exceeded $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the date on which the Business Combination was consummated (the “Closing Date”), (b) 30% of such Sponsor Signatory’s shares for a period of 24 months after the Closing Date, unless the closing share price of our Common Stock equaled or exceeded $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing, and (c) 30% of such Sponsor Signatory’s shares for a period of 36 months after the Closing, unless the closing share price of our Common Stock equaled or exceeded $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date (the “Sponsor Lockup”). Between October 16, 2024 and November 13, 2024, the closing share price of our Common Stock exceeded $16.00 per share for more than 20 days. As a result, the Sponsor Lockup expired in accordance with its terms.
Pursuant to the Sponsor Agreement, the vesting of shares of our Common Stock issued or issuable upon the conversion of unvested Founder Shares were to be accelerated as follows: (1) 50% of Founder Shares vested if the price of our Common Stock equaled or exceeded $10.00 per share for 20 trading days within any 60 consecutive trading day period; (2) 25% of Founder Shares vested if the price of our Common Stock equaled or exceeded $12.00 per share for 20 trading days within any 60 consecutive trading day period; (3) 12.5% of Founder Shares vested if the price of our Common Stock equaled or exceeded $14.00 per share for 20 trading days within any 60 consecutive trading day period; and (4) 12.5% of Founder Shares vested if the price of our Common Stock equaled or exceeded $16.00 per share for 20 trading days within any 60 consecutive trading day period. Between November 5, 2024 and November 13, 2024, all vesting conditions applicable to the Founder Shares were met.
Earnout Shares
In connection with the Business Combination, 15,000,000 shares of Common Stock were reserved for the potential future issuance upon the occurrence of certain earnout triggers as set forth in the Merger Agreement to Legacy Oklo stockholders. Between November 12, 2024 and November 13, 2024, the Earnout Shares triggering conditions were met and all Earnout Shares have been issued as of December 31, 2024.

Registration Rights Agreement
In connection with the Closing, the legacy registration rights agreement was amended and restated, and the Company, the Sponsor and certain persons and entities receiving shares of Common Stock in connection with the Business Combination (together with the Sponsor, the “Reg Rights Holders”) entered into an amended and restated registration rights agreement, dated as of the Closing Date, by and among the Company, certain Company stockholders and certain Legacy Oklo stockholders (the “Registration Rights Agreement”).
Pursuant to the Registration Rights Agreement, we agreed to use commercially reasonable efforts to (i) file with the SEC (at our sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to five underwritten offerings and are entitled to customary piggyback registration rights.
Indemnification Agreements
Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have entered into, or will enter into, indemnification agreements with each of our directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under the applicable law.
Policies and Procedures for Related Person Transactions
Our Board reviews and considers the interests of our directors, executive officers and principal stockholders in its review and consideration of transactions and forms committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.
We have adopted a written related party transaction policy. The policy provides that officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related-party transaction with us without the prior consent of the audit committee, or other independent members of our Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL SECURITYHOLDERS
The following table and accompanying footnotes sets forth information known to us regarding the beneficial ownership of our Common Stock as of April 28, 2025:
•
each person who is the beneficial owner of more than 5% of the outstanding shares of our Common Stock;

•
each of our named executive officers and directors; and

•
all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares. Unless otherwise noted, the address of each beneficial owner is c/o Oklo Inc., 3190 Coronado Dr., Santa Clara, California 95054.
The beneficial ownership of our Common Stock is based on 139,198,530 shares of Common Stock issued and outstanding as of April 28, 2025.
Beneficial Ownership Table
Name and Address of Beneficial Owner(1)	Number of Shares	% of Ownership
Directors and Named Executive Officers
Jacob DeWitte(2)	25,402,712	18.24%
Caroline Cochran(2)	25,402,712	18.24%
Michael Klein(3)	500,000	*
Richard W. Kinzley(4)	21,854	*
R. Craig Bealmear(5)	547,351	*
Lieutenant General (Ret.) John Jansen(6)	22,854	*
Michael Thompson	—	—
Daniel B. Poneman	—	—
All directors and executive officers as a group (8 individuals)	26,531,771	18.96%

*
Less than one percent.

(1)
Unless otherwise indicated, the business address of each of the individuals is c/o Oklo Inc. 3190 Coronado Dr., Santa Clara, California 95054.

(2)
Includes (i) 12,805,098 shares of Common Stock held of record by Mr. DeWitte, (ii) 12,502,108 shares of Common Stock held of record by Ms. Cochran; (iii) 56,180 vested RSUs held of record by Mr. DeWitte and (iv) 39,326 vested RSUs held of record by Ms. Cochran. Mr. DeWitte and Ms. Cochran are married and, as a result, may be deemed to share beneficial ownership of each other’s directly held securities.

(3)
Includes 500,000 shares of Common Stock held by M. Klein Associates, Inc. Mr. Klein is the controlling stockholder of M. Klein Associates, Inc. and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by M. Klein Associates, Inc.

(4)
Includes (i) 5,000 shares of Common Stock held of record by Mr. Kinzley and (ii) 16,854 RSUs, which are scheduled to vest within 60 days of the date hereof.

(5)
Includes (i) 21,913 shares of Common Stock held of record by Mr. Bealmear, (ii) 486,112 options exercisable within 60 days and (iii) 39,326 RSUs, which are scheduled to vest within 60 days of the date hereof.

(6)
Includes (i) 6,000 shares of Common Stock held of record by Lieutenant General (Ret.) John Jansen and (ii) 16,854 RSUs, which are scheduled to vest within 60 days of the date hereof.

SELLING HOLDERS
This prospectus covers the offer and sale from time by the Selling Holders, or their permitted transferees, of up to 1,095,179 shares of Common Stock issued to the Selling Holders in connection with the Atomic Alchemy Acquisition. The Selling Holders may from time to time offer and sell any or all of the shares of Common Stock set forth below pursuant to this prospectus.
The table below is prepared based on information provided to us by the Selling Holders. It sets forth the name and address of the Selling Holders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Holders. In the table below, the second column lists the number of shares of Common Stock beneficially owned by each Selling Holder prior to the offering; the third column lists the maximum number of shares of Common Stock to be sold pursuant to this prospectus by the Selling Holders; the fourth column lists the number of shares of Common Stock beneficially owned after the sale of all of the shares offered by each Selling Holder pursuant to this prospectus; and the fifth column lists the percentage of outstanding Common Stock beneficially owned after the offered shares of Common Stock are sold pursuant to this prospectus.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
As of April 28, 2025, there were 139,198,530 outstanding shares of our Common Stock.
We cannot advise you as to whether the Selling Holders will in fact sell any or all of the securities set forth in the table below. See the section of this prospectus entitled “Plan of Distribution.” In addition, the Selling Holders may sell, transfer or otherwise dispose of, at any time and from time to time, such securities in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of the below table, unless otherwise indicated below, we have assumed that the Selling Holders will have sold all of the securities covered by this prospectus upon the completion of the offering.
Shares of Common Stock
Name of Selling Holder and Addresses	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Outstanding Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
8090 Industries Decarbonization Fund II LP	23,046	23,046	—	—
AA13 L.L.C.	1,427	1,427	—	—
Asymmetry Ventures Fund I, A Series of Asymmetry Ventures, LP	3,172	3,172	—	—
At Fund I, A Series of Ax-Rn-Funds, LP	43,607	43,607	—	—
Atypical LLC	19,716	19,716	—	—
Atypical Ventures Fund I, L.P.	27,684	27,684	—	—
Calvin French-Owen	1,903	1,903	—	—
Chad Morris	713	713	—	—
Christopher Robert Boshuizen	3,569	3,569	—	—
Crunch Fund III, L.P.	54,727	54,727	—	—
Data Collective IV, L.P.	33,879	33,879	—	—
Divergent Capital I, L.P.	57,105	57,105	—	—

Name of Selling Holder and Addresses	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Outstanding Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
At Fund II, A Series of Ax-Rn-Funds, LP	5,673	5,673	—	—
Hemisphere Ventures Frontier Tech Fund 2019, A Series of Hemisphere Ventures, LP	25,380	25,380	—	—
Mark Hilse	5,392	5,392	—	—
Patrick Woodson	1,427	1,427	—	—
Pmf Fund, A Series of Angel Deal Holdings, LP	12,690	12,690	—	—
Scouts 2020 LLC	3,172	3,172	—	—
Seachange Fund VII, LLC	27,655	27,655	—	—
Stuart Gardner	1,213	1,213	—	—
Thomas Eiden	640,125	640,125	—	—
Thomas James	4,497	4,497	—	—
Twenty Nineteen Ventures, LLC	3,172	3,172	—	—
Type One Fund II, A Series of Type One Fund LP	14,276	14,276	—	—
YC Holdings II, LLC	79,959	79,959	—	—

PLAN OF DISTRIBUTION
We are registering the offer and sale from time to time by the Selling Holders or their permitted transferees of up to 1,095,179 shares of Common Stock issued to the Selling Holders in connection with the Atomic Alchemy Acquisition.
We are required to pay all fees and expenses incident to the registration of the Common Stock to be offered and sold pursuant to this prospectus. The Selling Holders will bear all commissions and discounts, if any, attributable to their sale of Common Stock. We will not receive any of the proceeds from the sale of the Common Stock by the Selling Holders.
The shares of Common Stock beneficially owned by the Selling Holders covered by this prospectus may be offered and sold from time to time by the Selling Holders. The Selling Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Holders may sell their shares of Common Stock by one or more of, or a combination of, the following methods:
•
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
an over-the-counter distribution in accordance with the rules of NYSE;

•
through trading plans entered into by a Selling Holder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•
short sales;

•
distribution to employees, members, limited partners or stockholders of a Selling Holder;

•
through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;

•
by pledge to secured debts and other obligations;

•
delayed delivery arrangements;

•
to or through underwriters or broker-dealers;

•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•
in privately negotiated transactions;

•
in options transactions;

•
through a combination of any of the above methods of sale; or

•
any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.
A Selling Holder that is an entity may elect to make an in-kind distribution of shares of Common Stock to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradable shares of Common Stock pursuant to a distribution pursuant to the registration statement of which this prospectus forms a part.
In connection with distributions of the securities or otherwise, the Selling Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging transactions, and broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Selling Holders. The Selling Holders may also sell shares of common stock short and redeliver the securities to close out such short positions. The Selling Holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Holders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In effecting sales, broker-dealers or agents engaged by the Selling Holders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Holders in amounts to be negotiated immediately prior to the sale.
A Selling Holder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Holder or borrowed from any Selling Holder or others to settle those sales or to close out any related open borrowings of stock and may use securities received from any Selling Holder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Holder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In offering the securities covered by this prospectus, the Selling Holders and any broker-dealers who execute sales for the Selling Holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Holders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Selling Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Holders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Holders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Certain agents, underwriters and dealers, and their associates and affiliates, may be customers of, have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates and/or the Selling Holders or one or more of its respective affiliates in the ordinary course of business for which they receive compensation.
If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.
The Selling Holders have agreed to indemnify the underwriters, their officers, directors and each person who controls such underwriters (within the meaning of the Securities Act), against certain liabilities related to the sale of the securities, including liabilities under the Securities Act, as further described in the Amended and Restated Registration Rights Agreement.
Restrictions to Sell
Refer to below under the section of this prospectus entitled “Securities Act Restrictions on Resale of Securities — Lock-up Provisions.”

DESCRIPTION OF SECURITIES
General
Authorized and Outstanding Stock
Our certificate of incorporation authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 500,000,000 shares of common stock and (b) 1,000,000 shares of preferred stock.
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under our certificate of incorporation, the holders of our Common Stock possess all voting power for the election of directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders. The holders of our Common Stock at all times vote together as one class on all matters submitted to a vote of the common stock under our certificate of incorporation.
Dividends
Subject to limitations contained in the DGCL and our certificate of incorporation, under our bylaws, our Board may, but is not required to, declare and pay dividends upon the shares of our Common Stock, which dividends may be paid either in cash, in property or in shares of common stock.
Liquidation, Dissolution and Winding Up
In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of our Common Stock will be entitled to receive all the remaining assets of the Company available for distribution to stockholders, ratably in proportion to the number of shares of our Common Stock held by them, after the rights of creditors of the Company and the holders of any outstanding shares of our preferred stock have been satisfied.
Preemptive or Other Rights
The holders of our Common Stock do not have preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.
Preferred Stock
Our certificate of incorporation authorizes 1,000,000 shares of preferred stock. Under our certificate of incorporation, our Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Board is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board has the power to authorize the issuance of shares of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares of common stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of shares of common stock. Although there is currently no intention to issue any shares of preferred stock, there cannot be any assurance that preferred stock will not be issued in the future. There is no preferred stock outstanding as of the date of this prospectus.

Stock Options
Following the Business Combination and the assumption of the Legacy Oklo options pursuant to the terms of the Merger Agreement, there are outstanding options covering approximately 9,470,382 shares of Common Stock, with a weighted-average exercise price of $1.95 per share as of December 31, 2024.
Dividends
The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, the terms of any outstanding indebtedness and general financial condition. The payment of any cash dividends is within the discretion of the Board. In addition, it is not currently contemplated or anticipated that any stock dividends will be declared in the foreseeable future. Further, if the Company incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.
Anti-takeover effects of Delaware law and the Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our certificate of incorporation and bylaws contain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. It is possible that these provisions may delay, deter or prevent transactions that stockholders might consider to be in their best interest or in our best interests, including transactions that might result in a premium over the prevailing market price for shares of our common stock.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value.
Authorized Preferred Stock
The ability of the Board, without action by the stockholders, to issue up to 1,000,000 shares of authorized but unissued preferred stock with voting or other rights or preferences as designated by the Board could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.
Stockholder Meetings
Our certificate of incorporation provides that a special meeting of the stockholders may be called only by the majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships, the chair of the Board, or our chief executive officer.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.
Elimination of Stockholder Action by Written Consent
Our certificate of incorporation does not permit our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of stockholders.
Staggered Board of Directors
Our certificate of incorporation provides that the Board is divided into three classes. The directors in each class serve for a three-year term with one class being elected each year by our stockholders. This system of electing directors may tend to discourage a third party from attempting to obtain control of the Company because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our certificate of incorporation provides that no member of the Board may be removed from office except for cause, and requires the approval by the affirmative vote of holders of at least a majority in voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to remove directors from the Company. Additionally, the amendment would remove stockholders’ ability to remove a director without cause.
Stockholders not Entitled to Cumulative Voting
Our certificate of incorporation does not permit our stockholders to cumulate their votes in the election of directors.
Director Vacancies
Our certificate of incorporation and bylaws authorize the Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Board will be set only by resolution adopted by a majority vote of the Board. These provisions will prevent a stockholder from increasing the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.
Supermajority Voting Requirements for the Amendment of our Certificate of Incorporation and Bylaws
Our certificate of incorporation provides that our bylaws may be amended or repealed by the Board or by the affirmative vote of at least 662∕3% in voting power of the then outstanding shares of capital stock of the Company entitled to vote. In addition, our certificate of incorporation provides that the affirmative vote of holders of at least 662∕3% of the voting power of the then outstanding shares of capital stock of the Company generally entitled to vote will be required to amend certain provisions of our certificate of incorporation, including provisions relating to classified board structure, the size of its board, removal of its directors, special meetings of its stockholders, stockholder action by written consent, and exculpation of directors and officers.
Delaware Anti-Takeover Statute
The Company is subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction, which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Limitation on Liability and Indemnification of Directors and Officers
Our certificate of incorporation provides that our directors, officers, employees and agents will be indemnified and advanced expenses by the Company to the fullest extent permitted by law. Our bylaws also permit the Company to purchase and maintain insurance on behalf of any director, executive officer, employee or agent of the Company for any liability arising out of his or her status as such.
These provisions may discourage stockholders from bringing a lawsuit against our directors, officers, employees or agents for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancement provisions.
Choice of Forum
Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of the Company to the Company or the Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, (iv) any action asserting a claim against the Company or any current or former director or officer or other employee of the Company governed by the internal affairs doctrine, or (v) any action as to which the DGCL confers jurisdiction on the Court of Chancery, except for any action asserted to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal jurisdiction. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, we note that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in any security of the Company will be deemed to have notice of and to have consented to these choice of forum provisions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. Alternatively, if a court were to find the choice of law forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial conditions.
Registration Rights
In connection with the execution of the Atomic Alchemy Merger Agreement, we entered into that certain Registration Rights and Lock-up Agreement, dated as of February 28, 2025, by and among the us and the signatories thereto (the “Atomic Alchemy Registration Rights Agreement”). Pursuant to the Atomic Alchemy Registration Rights Agreement, we have agreed to use commercially reasonable efforts to (i) submit or file with the SEC (at our sole cost and expense) a registration statement registering the resale of certain securities held by the Selling Holders within 60 days after the closing of the Atomic Alchemy Acquisition (the “Atomic Alchemy Resale Registration Statement”) and (ii) cause the Atomic Alchemy Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. The Atomic Alchemy Registration Rights Agreement also provides that we pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. In addition, certain of the Selling Holders are entitled to customary piggyback registration rights.
Transfer Agent and Registrar
The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company.
Exchange Listing
Our Common Stock trades on the NYSE under the symbol “OKLO.”

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted shares of Common Stock for at least six (6) months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of us at the time of, or at any time during the three (3) months preceding, a sale and we are subject to the Exchange Act periodic reporting requirements for at least three (3) months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of Common Stock for at least six (6) months but who are affiliates of us at the time of, or at any time during the three (3) months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three (3) month period only a number of securities that does not exceed the greater of:
•
one percent (1%) of the total number of Common Stock then outstanding; or

•
the average weekly reported trading volume of Common Stock during the four (4) calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding twelve (12) months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one (1) year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

While we were formed as a shell company, since the completion of the Business Combination we are no longer a shell company, and so, once and for as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Lock-Up Provisions
In connection with the execution of the Atomic Alchemy Merger Agreement, we entered into the Atomic Alchemy Registration Rights Agreement with certain of the Selling Holders. The Atomic Alchemy Registration Rights Agreement provides these holders (and their permitted transferees) with the right to require us, at our expense, to register the shares of our Common Stock that they hold on customary terms for a transaction of this type, including customary piggyback registration rights. In addition, pursuant to the Atomic Alchemy Registration Rights Agreement, certain of the Selling Holders identified in the Atomic Alchemy Registration Rights Agreement are subject to a restriction on transfer of shares of Common Stock for a period of 90 days from the closing of the Atomic Alchemy Acquisition.
Also in connection with the execution of the Atomic Alchemy Merger Agreement, we entered into that certain Vesting Agreement, dated February 28, 2025, between the Company and Thomas Eiden (the “Vesting Agreement” and such date, the “Vesting Agreement Date”). Pursuant to the Vesting Agreement, the

Common Stock granted to Mr. Eiden in connection with the Atomic Alchemy Acquisition is subject to forfeiture from the Vesting Agreement Date to the third anniversary of such date, with one-third of such shares vesting upon the first anniversary of the Vesting Agreement Date and one-twelfth of the remaining two-thirds of such shares vesting upon each quarterly anniversary of the Vesting Agreement Date thereafter.

LEGAL MATTERS
The legality of our Common Stock will be passed upon for us by Latham & Watkins LLP, Houston, Texas.
EXPERTS
The financial statements of Oklo Inc. as of and for the year ended December 31, 2024, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The consolidated financial statements of Oklo Inc. as of and for the year ended December 31, 2023 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Marcum LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information is available through the SEC’s web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete.
We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act, we file reports and other information with the SEC. The Company’s SEC filings are available through the SEC’s web site on the internet at http://www.sec.gov. We also maintain a website at https://oklo.com where information about Oklo can be obtained. The information contained on the Oklo web site is not part of nor is it incorporated by reference into this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Oklo Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Oklo Inc. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP

San Jose, California
March 24, 2025
We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of Oklo Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Oklo Inc., (the “Company”) as of December 31, 2023, the related statements of operations, comprehensive loss, stockholders’ deficit and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ Marcum LLP

Marcum LLP
We have served as the Company’s auditor since 2023 through October 9, 2024.
Los Angeles, CA
April 2, 2024, except for Notes 1, 2, 5, 7, 10, 11, 12 and 17, as to which the date is August 30, 2024, and except for Note 16 as to which the date is March 24, 2025

Oklo Inc.
Consolidated Balance Sheets
(in thousands, except share data)
	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$97,132	$9,868
Marketable debt securities	130,682	—
Prepaid and other current assets	4,125	4,331
Total current assets	231,939	14,199
Marketable debt securities	47,473	—
Property and equipment, net	1,202	578
Operating lease right-of-use assets	982	83
Other assets	140	25
Total assets	$281,736	$14,885
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,970	$2,274
Accrued expenses and other	1,885	836
Operating lease liabilities	481	94
Total current liabilities	5,336	3,204
Operating lease liabilities, net of current portion	543	—
Simple agreements for future equity	—	46,042
Right of first refusal liability	25,000	—
Total liabilities	30,879	49,246
Commitments and contingencies (Note 15)
Stockholders’ equity (deficit):
Class A common stock, $0.0001 par value – 500,000,000 shares authorized; 137,706,596 and 69,242,940 shares issued and outstanding as of December 31, 2024 and 2023, respectively	14	7
Additional paid-in capital	383,739	27,125
Accumulated deficit	(135,109)	(61,493)
Accumulated other comprehensive income	2,213	—
Total stockholders’ equity (deficit)	250,857	(34,361)
Total liabilities and stockholders’ equity	$281,736	$14,885
See accompanying notes to consolidated financial statements.

Oklo Inc.
Consolidated Statements of Operations
(in thousands, except share data)
	Years Ended December 31,
	2024	2023
Operating expenses
Research and development	$26,711	$9,763
General and administrative	26,090	8,873
Total operating expenses	52,801	18,636
Loss from operations	(52,801)	(18,636)
Other income (loss)
Change in fair value of simple agreements for future equity	(27,864)	(13,717)
Interest and dividend income	7,732	180
Total other income (loss)	(20,132)	(13,537)
Loss before income taxes	(72,933)	(32,173)
Income taxes	(683)	—
Net loss	$(73,616)	$(32,173)
Net loss per share:
Basic and diluted – Class A common stock	$(0.74)	$(0.47)
Weighted-average common shares outstanding – basic and diluted – Class A common stock	98,910,013	68,891,996
See accompanying notes to consolidated financial statements.

Oklo Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)
	Years Ended December 31,
	2024	2023
Net loss	$(73,616)	$(32,173)
Other comprehensive income:
Change in unrealized gains on marketable debt securities	2,213	—
Total comprehensive loss	$(71,403)	$(32,173)
See accompanying notes to consolidated financial statements.

Oklo Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share data)
Year Ended December 31, 2024
	Redeemable Convertible Preferred Stock		Common Stock		Class A Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount	Shares(1)	Par Value(1)	Shares	Par Value
Balance as of December 31, 2023, as recast	—	$—	—	$—	69,242,940	$7	$27,125	$(61,493)	$—	$(34,361)
Exercise of stock options	—	—	—	—	2,256,157	—	1,044	—	—	1,044
Stock-based compensation	—	—	—	—	—	—	12,484	—	—	12,484
Issuance of Class A common stock in connection with the Business Combination, net of transaction costs (Note 3)	—	—	—	—	43,099,811	4	258,951	—	—	258,955
Issuance of Class A common stock upon conversion of simple agreements for future equity immediately before the Business Combination (Note 3)	—	—	—	—	8,407,894	1	84,137	—	—	84,138
Change in unrealized gains on marketable debt securities	—	—	—	—	—	—	—	—	2,213	2,213
Issuance of Class A common stock in connection with earnout awards	—	—	—	—	14,699,794	2	(2)	—	—	—
Net loss	—	—	—	—	—	—	—	(73,616)	—	(73,616)
Balance as of December 31, 2024	—	$—	$—	$—	137,706,596	$14	$383,739	$(135,109)	$2,213	$250,857

(1)
The shares of the Company’s common stock prior to the Business Combination (as defined below) have been retrospectively recast to reflect the change in the capital structure as a result of the Business Combination as described in Note 3.

Year Ended December 31, 2023
(in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Class A Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount	Shares(1)	Par Value(1)	Shares	Par Value
Balance as of January 1, 2023, as previously reported	6,585,881	$25,032	4,771,025	$—	—	$—	$1,209	$(29,320)	$—	$(28,111)
Retroactive application of reverse recapitalization (Note 3)	(6,585,881)	(25,032)	(4,771,025)	—	68,845,564	7	25,025	—	—	25,032
Balance as of January 1, 2023, after effect of reverse recapitalization	—	—	—	—	68,845,564	7	26,234	(29,320)	—	(3,079)
Exercise of stock options	—	—	—	—	397,376	—	114	—	—	114
Stock-based compensation	—	—	—	—	—	—	777	—	—	777
Net loss	—	—	—	—	—	—	—	(32,173)	—	(32,173)
Balance as of December 31, 2023	—	$—	—	$—	69,242,940	$7	$27,125	$(61,493)	$—	$(34,361)

(1)
The shares of the Company’s common stock prior to the reverse recapitalization have been retrospectively recast to reflect the change in the capital structure as a result of the Business Combination as described in Note 3.

See accompanying notes to consolidated financial statements.

Oklo Inc.
Consolidated Statements of Cash Flows
(in thousands)
	Years Ended December 31,
	2024	2023
Cash flows from operating activities
Net loss	$(73,616)	$(32,173)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	268	75
Change in fair value of simple agreements for future equity	27,864	13,717
Accretion of discount on marketable debt securities	(520)	—
Stock-based compensation	12,484	777
Change in operating assets and liabilities:
Prepaid and other current assets	(1,520)	(126)
Other assets	(115)	26
Accounts payable	(1,762)	1,344
Accrued expenses and other	(1,504)	384
Operating lease right-of-use assets and liabilities	31	(22)
Net cash used in operating activities	(38,390)	(15,998)
Cash flows from investing activities
Purchases of property and equipment	(352)	(83)
Purchases of marketable debt securities	(291,620)	—
Proceeds from redemptions of marketable debt securities	116,198	—
Net cash used in investing activities	(175,774)	(83)
Cash flows from financing activities
Proceeds from recapitalization	276,210	—
Proceeds from exercise of stock options	1,044	114
Proceeds from right of first refusal liability	25,000	—
Proceeds from simple agreements for future equity	10,232	19,325
Payment of deferred issuance costs	(11,058)	(3,144)
Net cash provided by financing activities	301,428	16,295
Net increase in cash and cash equivalents	87,264	214
Cash and cash equivalents – beginning of year	9,868	9,654
Cash and cash equivalents – end of year	$97,132	$9,868
Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—
Cash paid for income taxes	907	—
Supplemental noncash investing and financing activities
Reclassification of deferred issuance costs in connection with business combination	$5,510	$—
Reclassification of simple agreements for future equity in connection with business combination	84,138	—
Deferred issuance costs included in accounts payable	1,906	443
Deferred issuance costs included in accrued expense and other	—	122
Purchases of computer software in accounts payable and accrued expense and other	540	392
See accompanying notes to consolidated financial statements.

Oklo Inc.
Notes to Consolidated Financial Statements
(in thousands, except share data and amounts, and exchange ratio)
1.
Nature of Operations and Organization

Oklo Inc. (following the Business Combination where AltC Acquisition Corp. (“AltC”) changed its name to Oklo Inc., the “Company” or “Oklo”) conducts its operations through its subsidiary Oklo Technologies, Inc., a Delaware corporation incorporated on July 3, 2013 (formerly known as Oklo Inc. before the Business Combination and referred to herein as “Legacy Oklo”) (as further described under the heading Business Combination below). The Company is developing advanced fission power plants to provide clean, reliable, and affordable energy at scale.
The Company plans to commercialize its metal-fueled fast reactor technology with the Aurora powerhouse product line. The first commercial Aurora powerhouse designs are expected to produce up to 15 and 75 megawatts of electricity (“MWe”) on both recycled nuclear fuel and fresh fuel. Oklo’s advanced fission technology has a history of successful operation, first demonstrated by the Experimental Breeder Reactor-II, which sold and supplied power to the grid and showed effective waste recycling capabilities for over 30 years of operation. Furthermore, Oklo has achieved several significant deployment and regulatory milestones, including securing a site use permit from the U.S. Department of Energy (“DOE”) for the Idaho National Laboratory (“INL”) Site and a fuel award from INL for a commercial-scale advanced fission power plant in Idaho.
Business Combination
On May 9, 2024, the Company consummated a business combination pursuant to an Agreement and Plan of Merger and Reorganization dated July 11, 2023 (as amended, modified, supplemented or waived, the “Merger Agreement”), by and among the Company (formerly known as AltC Acquisition Corp.), AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AltC (“Merger Sub”), and Legacy Oklo. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Oklo, with Legacy Oklo surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”) (as further described in Note 3). Upon consummation of the Business Combination (the “Closing”), AltC changed its name to Oklo Inc.
The Company’s Class A common stock commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “OKLO” on May 10, 2024.
Liquidity and Capital Resources
As of December 31, 2024, the Company’s cash, cash equivalents and marketable debt securities were $275,287, which includes the proceeds received from the Business Combination. The Company continues to incur significant operating losses. For the year ended December 31, 2024, the Company had a net loss of $73,616, loss from operations of $52,801 and net cash used in operating activities of $38,390. As of December 31, 2024, the Company had an accumulated deficit of $135,109.
The Company will utilize its existing cash, cash equivalents and marketable debt securities to fund its powerhouses, operations, and growth plans. The Company believes that as a result of the Business Combination, its existing cash, cash equivalents and marketable debt securities will be sufficient to fund its operations for the one-year period following the issuance date of these consolidated financial statements.
Reclassifications
Certain prior year amounts have been reclassified to conform to current period presentation. These reclassifications were immaterial, both individually and in aggregate. These changes did not impact previously reported loss from operations or net loss.

2.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
Segment Information
The Company has viewed its financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. The Company’s principal business consists primarily of research and development activities for its planned powerhouses and nuclear recycling facilities. Accordingly, the Company has determined that it operates in one reportable segment. For more information about the Company’s single operating and reportable segment, see Note 16.
Principles of Consolidation
The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiaries Oklo Technologies, Inc. and Oklo Power LLC. All intercompany transactions and balances have been eliminated.
Use of Estimates
Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of the operating lease liabilities and operating right-of-use assets, useful lives of property and equipment, stock-based compensation expense, valuation allowance on deferred tax assets, fair value of simple agreements for future equity and valuations related to the Business Combination. These estimates, judgments, and assumptions are based on current and expected economic conditions, historical data, and experience available at the date of the accompanying consolidated financial statements, and various other factors that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
Risk and Uncertainties
The Company is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including as a result of inflation, instability in the global banking system, trade policy (including tariffs, export controls, and sanctions), and geopolitical factors, including the ongoing conflicts in Ukraine and Israel. At this point, the extent to which these effects may impact the Company’s future financial condition or results of operations is uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the update of any estimates or judgments or an adjustment of the carrying value of any assets or liabilities. Given the nature of the business, the ongoing conflicts in Ukraine and Israel have not had a specific impact on the Company’s financial performance. These estimates may change as new events occur and additional information is obtained and will be recognized in the financial statements as soon as they become known.
Net Loss Per Share
The Business Combination was accounted for as a reverse recapitalization, as Legacy Oklo was determined to be the accounting acquirer under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Accordingly, for accounting purposes, the transaction is treated as the equivalent of Legacy Oklo issuing stock for the net assets of AltC, accompanied by a recapitalization; therefore, the basic net loss per share has been determined utilizing the outstanding shares of the Class A common stock as described below.
The Company’s basic net loss per share of Class A common stock is computed based on the average number of outstanding shares of Class A common stock for the period, by dividing the net loss by the weighted-average number of shares of Class A common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share of Class A common stock is computed by dividing net loss by the weighted-average number of shares of Class A common stock and common share equivalents of potentially dilutive securities outstanding for the period. Potentially dilutive securities include common stock equivalents. Since the Company was in a loss position for the years presented, basic net loss per share of Class A common stock is the same as diluted net loss per share of Class A common stock since the effects of potentially dilutive securities are antidilutive.
The outstanding potentially dilutive common stock equivalents consisting of: (1) options to purchase shares of Class A common stock representing 9,470,382 and 11,426,653 shares as of December 31, 2024 and 2023, respectively, and (2) unvested restricted common stock units representing 1,252,166 as of December 31, 2024, have been excluded from the calculation of diluted net loss per Class A common share due to their anti-dilutive effect.
Emerging Growth Company Status
The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides emerging growth companies with certain exemptions from public company reporting requirements for up to five fiscal years while a company remains an emerging growth company. As part of these exemptions, the Company has reduced disclosure obligations such as for executive compensation, and it is not required to comply with auditor attestation requirements from Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, regarding its internal control over financial reporting. Additionally, the JOBS Act has allowed the Company the option to delay adoption of new or revised financial accounting standards until private companies are required to comply with new or revised financial accounting standards.
Cash, Cash Equivalents and Marketable Securities
Cash and cash equivalents include cash and highly liquid investments in money market funds with an original contractual maturity at the date of purchase of three months or less.
The Company’s investments in marketable debt securities have been classified and accounted for as available-for-sale. The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. The cost of marketable debt securities is adjusted for accretion of premiums and amortization of discounts to maturity. Such accretion and amortization, as well as interest and dividends, are included in interest and dividend income. The cost of securities sold is determined using the specific identification method. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recognized in other comprehensive income on the consolidated statements of comprehensive loss.
Marketable debt securities are subject to a periodic impairment review. If the Company does not intend to sell and it is not more likely than not that it will be required to sell the security prior to recovery of its amortized cost basis, it will determine whether a decline in fair value below the amortized cost basis is due to credit-related factors. The credit loss is measured as the amount by which the debt security’s amortized cost basis exceeds the estimate of the present value of cash flows expected to be collected, up to the difference between the amortized cost basis and the fair value. Impairment is assessed at the individual security level. Credit-related impairment is recognized as an allowance in the consolidated balance sheets with a corresponding adjustment to investment income, net, in the consolidated statements of operations and comprehensive loss. Any impairment that is not credit-related is recognized in accumulated other comprehensive loss in the consolidated balance sheets.
The Company’s investments in marketable equity securities are classified based on the nature of the securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income (loss) on the consolidated statements of operations.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company’s policy is to invest cash in institutional money market funds and marketable securities of the U.S. government to limit the amount of credit exposure. The Company currently maintains a portfolio of cash equivalents and marketable securities in money market funds and U.S. treasury securities. A portion of the Company’s operating cash is held in accounts in excess of the Federal Deposit Insurance Corporation insurance limits; however, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain principal and maximize liquidity. The Company has not experienced any losses on cash equivalents and marketable debt securities.
Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for repairs and maintenance that do not improve or extend the life of the assets are expensed as incurred. When property and equipment are sold or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the respective accounts, and any resulting gains or losses are included on the consolidated statements of operations.
Depreciation expense is computed using the straight-line method generally based on the following estimated useful lives of the related assets:
Furniture and fixtures	7 years
Computers	3 to 7 years
Software	3 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. No impairment losses were recognized on any long-lived assets during the years ended December 31, 2024 and 2023.
Leases
The Company has lease arrangements for its offices. The Company determines if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right-of-use (“ROU”) to an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Leases are recorded as an operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets.
Lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the expected lease term, including options to extend the lease when it is reasonably certain that the Company will exercise that option. The Company uses the discount rate implicit in the lease unless that rate cannot be readily determined. In that case, the Company uses its incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments over the expected lease term. Lease ROU assets consist of the initial measurement of lease liabilities, any lease payments made to lessor on or before the lease commencement date, adjusted for any lease incentives received, and any initial direct costs incurred by the Company.
Operating lease expense for lease payments is recognized on a straight-line basis over the expected lease term. There were no finance leases as of December 31, 2024 and 2023.

Fair Value Measurements
The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. There are no transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements.
Financial instruments measured at fair value on a recurring basis were based upon a three-tier hierarchy as follows:
Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities and investments in U.S. treasury securities and money market funds.
Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, as corroborated by market data.
Level 3:   Unobservable inputs in which little or no market data exists, therefore developed using management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
The Company determines the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, the Company performs an analysis of the assets and liabilities at each reporting period end.
The Company’s cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued expenses and other approximate their fair value due to the short-term nature of these assets and liabilities. The Company’s marketable debt securities are classified as Level 1 or Level 2 assets (as further described in Note 6). The Earnout Shares, exclusive of Earnout Shares attributable to the Legacy Oklo vested options at Closing, and the Founder Shares were recorded at fair value at Closing of the Business Combination and were equity classified as Level 3 liabilities (as further described in Note 3). The Company’s SAFEs were carried at fair value and classified as Level 3 liabilities (as further described in Note 7).
Preferred Stock
The Company had issued redeemable convertible preferred stock (the “Legacy Oklo Preferred Stock”) that converted into the Company’s Class A common stock on a one-to-one basis based on the Exchange Ratio (as described below) upon consummation of the Business Combination (further details are provided in Note 10). Given the Business Combination was treated as a reverse recapitalization, the Legacy Oklo Preferred Stock as of January 1, 2023 has been recast as Class A common stock on the consolidated statements of stockholders’ equity (deficit) in accordance with the accounting for the reverse recapitalization (as further described in Note 3).
Research and Development
Research and development represent costs incurred to develop the Company’s technology. These costs consist of personnel costs, including salaries, employee benefit costs, bonuses and stock-based compensation expenses, software costs, computing costs, hardware and experimental supplies, and expenses for outside engineering contractors for analytical work and consulting costs, as well as depreciation and amortization expense for capitalized assets associated with these functions. The Company expenses all research and development costs in the periods in which they are incurred.
General and Administrative
General and administrative expenses consist primarily of payroll and other personnel-related costs, including stock-based compensation expense, for the Company’s employees involved in general corporate functions including finance and human resources, rent and other occupancy expenses, professional fees for legal and accounting, travel costs, promotional expenses, as well as depreciation and amortization expense for capitalized assets associated with these functions.

Cost-Share Projects
The Company has certain cost-share reimbursable projects for several research and development (“R&D”) projects related to nuclear recycling technologies awarded by the DOE’s Advanced Research Projects Agency-Energy (“ARPA-E”) (the “cost-share projects”) where the Company elected to record the reimbursements on a net presentation basis in the consolidated financial statements. The Company offset certain R&D expenses related to the cost-share projects totaling $727 and $233 for the years ended December 31, 2024 and 2023, respectively, based on the period in which the expense was incurred and reimbursable under the guidelines of the cost-share projects on the consolidated statements of operations. The reimbursable R&D expenses include $36 and $65 of property and equipment purchased under the guidelines of the cost-share projects during the years ended December 31, 2024 and 2023, respectively, and reflected $36 and $65 of the cost-share reimbursement as an offset to the cost basis of the property and equipment, resulting in no carrying value for the property and equipment on the consolidated balance sheets and no reported cash flows. In the event the property and equipment is sold upon completion of the cost-share projects, the Company may be obligated to reimburse the DOE in the event the proceeds are in excess of $5 per asset, which at such time, if applicable, will be reported on a net presentation basis with no gain recognized and no cash flows.
Stock-Based Compensation
The Company accounts for stock-based compensation by measuring and recognizing expense for all stock-based awards made to employees and non-employees based on the estimated grant-date fair values for all stock-based compensation arrangements. The Company recognizes stock-based compensation over each recipient’s requisite service period, which is generally the vesting period. The Company has elected to recognize actual forfeitures by reducing the stock-based compensation in the same period as the forfeitures occur. The Company estimates the fair value of stock options granted to employees and non-employees using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the Legacy Oklo’s common stock fair value and the Company’s Class A common stock fair value (as further described below), expected volatility, expected dividend yield, risk-free rate of return, and the expected term. The Company classifies stock-based compensation expense in the same manner in which the award recipient’s cash compensation cost is classified on the consolidated statements of operations.
Common Stock Fair Value — Prior to the Closing of the Business Combination, there was no public market for Legacy Oklo’s common stock. Therefore, Legacy Oklo’s board of directors (the “Legacy Oklo Board”) determined the fair value of Legacy Oklo’s common stock at the time of each grant of stock options by considering a number of objective and subjective factors in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled, “Valuation of Privately Held Company Equity Securities Issued as Compensation.” Stock options granted by the Legacy Oklo Board have exercise prices equal to the fair value of Legacy Oklo’s common stock, as determined by the Legacy Oklo Board on the date of grant. After the Closing of the Business Combination, the closing price of the Class A common stock on the NYSE is used as the fair value of the Company’s Class A common stock.
Income Taxes
Because the Company has not generated revenue and is anticipated to remain as such for the next several years, income taxes have been minimal to date. The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.
Recently Adopted Accounting Standards
In November 2023, the FASB issued Accounting Standards Update (“ASU”) ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures, a new standard to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in annual and interim financial statements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 was adopted in the consolidated financial statements, which includes the additional disclosures required for the Company’s single operating and reportable segment, for the year ended December 31, 2024, and retrospectively for the years ended December 31, 2023.
Recently Issued and Not Adopted Accounting Standards
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. The provisions of ASU 2023-09 are effective for annual periods beginning after December 15, 2025. Early adoption is permitted using either a prospective or retrospective transition method. The Company expects ASU 2023-09 to require additional disclosures in the notes to its financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which will require disaggregated disclosures in the notes to the financial statements of certain categories of expenses, including purchases of inventory, employee compensation, and depreciation and amortization, that are included in expense line items within the statement of operations. ASU 2024-03 will be applied prospectively; however, retrospective application is permitted. ASU 2024-03, as clarified in ASU 2025-01, Clarifying the Effective Date, requires public business entities to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of ASU 2024-03 on its disclosures in the notes to its financial statements.
Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.
3.
Business Combination

The Business Combination was accounted for as a reverse recapitalization as Legacy Oklo was determined to be the accounting acquirer. Under this method of accounting, AltC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Legacy Oklo issuing stock for the net assets of AltC, accompanied by a recapitalization (the “recapitalization”). The net assets of AltC are stated at historical cost, with no goodwill or other intangible assets recorded. Results of operations prior to the Business Combination are presented as belonging to Legacy Oklo. The recapitalization had no effect on reported net loss, cash flows, or total assets as previously reported.

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statements of stockholders’ equity (deficit) for the year ended December 31, 2024:
Cash proceeds from recapitalization	$276,210
Add: accrued interest receivable	44
Add: advance to Legacy Oklo	1,830
Add: prepaid expenses	4
Less: transaction costs and advisor fees paid	(14,662)
Less: advisor fees for Earnout Shares	(1,906)
Cash and other assets acquired from the Business Combination	261,520
Less: accounts payable	(12)
Less: accrued expenses	(45)
Less: excise tax payable	(2,159)
Less: income taxes payable	(349)
Net assets from the Business Combination recorded on the consolidated stockholders’ equity (deficit)	$258,955
Earnout Awards — Earnout Shares and Founder Shares
In connection with the Business Combination, the Company issued the following earnout awards:
Earnout Shares — Pursuant to a sponsor letter agreement (the “Sponsor Agreement”), AltC Sponsor LLC (the “Sponsor”) agreed to subject 10% of its AltC Class A common stock (received as a result of the conversion of its AltC Class B common stock (as described in Note 11) immediately prior to the Closing, such shares, the “AltC founder shares”) to vesting and forfeiture conditions relating to, among other things, price targets for the Company’s Class A common stock for a time period commencing on the Closing and ending on the earlier of (i) the five-year anniversary of the Closing Date and (ii) a Change in Control (a “Change in Control” as defined in the Merger Agreement) (such period, the “Earnout Period”).
All persons that held one or more shares of Legacy Oklo common stock immediately prior to the Closing (after giving effect to the conversion of the Legacy Oklo Preferred Stock (as described in Note 10) and Legacy Oklo SAFEs (as described in Note 7)), and all persons that held one or more vested Legacy Oklo options immediately prior to the Closing are eligible (the “Eligible Legacy Oklo equity holders”) to receive an aggregate of 15,000,000 additional shares of Class A common stock (the “Earnout Shares”) in three separate tranches upon the occurrence of each Earnout Triggering Event during the Earnout Period as follows:
•
Earnout Triggering Event I required the issuance of 7,500,000 Class A common stock to Eligible Legacy Oklo equity holders at the earlier of the following during the Earnout Period: (i) the stock trading price is equal to or greater than $12.00 per share for 20 trading days within a 60 consecutive trading day period or (ii) a Change in Control of Oklo pursuant to which holders of Class A common stock have the right to receive consideration implying a value per share greater than or equal to $12.00 after (a) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event I and (b) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement;

•
Earnout Triggering Event II required the issuance of 5,000,000 Class A common stock to Eligible Legacy Oklo equity holders at the earlier of the following during the Earnout Period: (i) the stock trading price is equal to or greater than $14.00 per share for 20 trading days within a 60 consecutive trading day period or (ii) a Change in Control of Oklo pursuant to which holders of Class A common stock have the right to receive consideration implying a value per share greater than or equal to $14.00 after (a) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event II, and, if applicable, Earnout Triggering Event I, and (b) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement; and;
•
Earnout Triggering Event III required the issuance of 2,500,000 Class A common stock to Eligible Legacy Oklo equity holders at the earlier of the following during the Earnout Period: (i) the stock trading price is equal to or greater than $16.00 per share for 20 trading days within a 60 consecutive trading day period or (ii) a Change in Control of Oklo pursuant to which holders of Class A common stock have the right to receive consideration implying a value per share greater than or equal to $16.00 after (a) taking into account the dilutive effect of any Earnout Shares that have been or would be issued at Earnout Triggering Event III, and, if applicable, Earnout Triggering Event I and Earnout Triggering Event II, and (b) excluding any AltC founder shares that have been or would be forfeited pursuant to the Sponsor Agreement.

Each Earnout Triggering Event was subject to certain conditions and other provisions. The stock trading price, as described above, was based upon the closing price per share of Class A common stock, as quoted on the NYSE for any 20 trading days within any 60 consecutive trading day period within the Earnout Period (the “stock trading price”). If any of the Earnout Triggering Events, as described in the foregoing, were not achieved within the Earnout Period, the Earnout Shares issuable upon the occurrence of the applicable Earnout Triggering Event would have been forfeited.
Founder Shares — At the Closing, the AltC founder shares unvested and will revest over a five-year period following the Closing (the “Vesting Period”), up to 12,500,000 shares of Class A common stock (the “Founder Shares”), in the aggregate in four tranches upon the occurrence of each Vesting Triggering Event as follows:
•
Vesting Trigger Event I required the vesting of 6,250,000 of the Founder Shares when the stock trading price equals or exceeds $10.00 per share for 20 trading days within a 60 consecutive trading day period or in the event of a Sale (as defined in the Sponsor Agreement) of Oklo pursuant to which holders of Class A common stock paid or implied in such Sale equals or exceeds $10.00 per share;

•
Vesting Trigger Event II required the vesting of 3,125,000 of the Founder Shares when the stock trading price equals or exceeds $12.00 per share for 20 trading days within a 60 consecutive trading day period or in the event of a Sale of Oklo pursuant to which holders of Class A common stock paid or implied in such Sale equals or exceeds $12.00 per share;

•
Vesting Trigger Event III required the vesting of 1,562,500 of the Founder Shares when the stock trading price equals or exceeds $14.00 per share for 20 trading days within a 60 consecutive trading day period or in the event of a Sale of Oklo pursuant to which holders of Class A common stock paid or implied in such Sale equals or exceeds $14.00 per share; and

•
Vesting Trigger Event IV required the vesting of 1,562,500 of the Founder Shares when the stock trading price equals or exceeds $16.00 per share for 20 trading days within a 60 consecutive trading day period or in the event of a Sale of Oklo pursuant to which holders of Class A common stock paid or implied in such Sale equals or exceeds $16.00 per share.

Each Vesting Triggering Event was subject to certain conditions. In each case, the price paid or implied in such Sale was to be determined after (i) taking into account the dilutive effect of any Earnout Shares that would have been issued at Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III, as applicable, and (ii) excluding any Founder Shares that would have been forfeited pursuant to the Sponsor Agreement (i.e., the unvested Founder Shares that did not vest upon the occurrence of a Sale will be forfeited immediately prior to the closing of such Sale). If any of the Vesting Triggering Events, as described in the foregoing, were not achieved within the Vesting Period, the Founder Shares would have been forfeited.
The Earnout Shares, excluding those attributable to the Legacy Oklo vested option holders, and the Founder Shares are referred to as the “Earnout Awards.”
Accounting for the Earnout Awards — The Earnout Shares, exclusive of Earnout Shares attributable to the Legacy Oklo vested options at Closing as further described below, and the Founder Shares were recorded at fair value at Closing of the Business Combination and equity classified. Upon closing of the Business

Combination, the estimated fair value of the Earnout Shares and Founder Shares was $261,716 and $226,219, respectively. Because the Business Combination is accounted for as a reverse recapitalization, the fair value of the Earnout Shares was treated as a deemed dividend at the measurement date and the fair value of the Founder Shares were recorded as transaction costs. As the Company is in an accumulated deficit position as of the measurement date, the Company recorded the issuance of the Earnout Shares in additional paid-in capital (“APIC”), with a corresponding offset recorded to APIC, resulting in a net-nil impact on the APIC balance. The Company recorded the issuance of the Founder Shares as a transaction cost in APIC. For the Earnout Shares attributable to the Legacy Oklo vested options, where each Legacy Oklo vested option holder will receive a pro rata share of the Earnout Shares as if their Legacy Oklo vested options were outstanding at the Closing of the Business Combination pursuant to the applicable Earnout Triggering Event, the consolidated statement of operations reflects a noncash stock-based compensation expense of $7,784 representing the incremental costs of the modification of Legacy Oklo’s awards for the vested options holders’ contingent right to receive a pro rata share of the Earnout Shares recorded at the Closing.
Issuance of Class A Common Stock Related to the Earnout Awards — After the Business Combination and during the year ended December 31, 2024, the Company issued: (1) 14,266,446 shares of its Class A common stock underlying the Earnout Shares where the related Earnout Triggering Events were met between November 12, 2024 and November 13, 2024, (2) 433,348 shares of its Class A common stock underlying the Earnout Shares attributable to Legacy Oklo vested options, and (3) 12,500,000 shares of its Class A common stock underlying the Founder Shares where the related Vesting Triggering Events were met between November 5, 2024 and November 13, 2024 (collectively each Earnout Triggering Event and each Vesting Triggering Event are each “Triggering Event”). Each Triggering Event occurred by virtue of the Company’s trading price being equal to or greater than the per share price for each Triggering Event for 20 trading days within a 60 consecutive trading day period. An additional 300,000 shares of the Company’s Class A common stock that was eligible to be issued related to the Earnout Shares were forfeited for no consideration and no shares were issued.
Fair Value on a Non-Recurring Basis — The fair value of the Earnout Shares and Founder Shares at the Closing was estimated using the Company’s Class A common stock price discounted based on the probability of each Triggering Event being met, and thus represents a Level 2 fair value measurement as defined in ASC 820.
Business Combination
As part of the Business Combination, in the case of holders of Legacy Oklo options, each outstanding Legacy Oklo option was converted into an option to purchase, based on the Exchange Ratio (as described below), upon the same terms and conditions as were in effect with respect to the corresponding Legacy Oklo option immediately prior to the Closing, including with respect to vesting and termination-related provisions, a number of shares of Class A common stock (rounded down to the nearest whole share) equal to the product of (x) the number of Legacy Oklo common stock underlying such Legacy Oklo option immediately prior to the Closing and (y) the number of shares of Class A common stock issued in respect of each Legacy Oklo common stock in the Business Combination pursuant to the Merger Agreement, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Legacy Oklo common stock underlying such Legacy Oklo option immediately prior to the Closing divided by (B) the number of shares of Class A common stock issued in respect of each Legacy Oklo common stock in the Business Combination pursuant to the Merger Agreement.
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, the adjustments giving effect to the Business Combination and related transactions are summarized below:
•
the Merger of Merger Sub, the wholly owned subsidiary of AltC, with and into Legacy Oklo, with Legacy Oklo as the surviving company;

•
each share of Legacy Oklo common stock, including shares of Legacy Oklo common stock issued upon the pre-Closing conversion of Legacy Oklo Preferred Stock and Legacy Oklo SAFEs, was automatically surrendered and no longer exists, and was exchanged, in the aggregate, for an amount equal to $10.00 per share of Class A common stock; and

•
the exchange of all outstanding vested and unvested Legacy Oklo stock options into stock options exercisable for shares of Class A common stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Exchange Ratio.

At the Closing, each share of Legacy Oklo common stock issued and outstanding immediately prior to the Closing was automatically surrendered and exchanged for 78,996,459 shares of Class A common stock pursuant to the Restated Certificate of Incorporation (as further described in Note 11) and issued to the Company’s stockholders in exchange for all outstanding shares of Legacy Oklo common stock (including shares of Legacy Oklo common stock resulting from the conversion of Legacy Oklo Preferred Stock and Legacy Oklo SAFEs immediately prior to the Closing) at the exchange ratio of 6.062 (the “Exchange Ratio”) pursuant to the terms of the Merger Agreement. Further, 1,450,000 shares of Class A common stock were issued in exchange for AltC private placement shares held by the Sponsor pursuant to the Sponsor Agreement (the “AltC private placement shares”). A reserve was established for issuance up to: (i) 10,432,749 shares of Class A common stock in respect of the Legacy Oklo options assumed pursuant to the terms of the Merger Agreement; and (ii) 15,000,000 shares of Class A common stock for the potential future issuance of the Earnout Shares, as outlined above.
The total number of shares of the Company’s Class A common stock outstanding immediately following the Closing of the Business Combination consisted of the following:
Class A Common Stock(1)
Legacy Oklo stockholders(2)	78,996,459
Sponsor stockholders (as defined in Note 11)(3)	13,950,000
AltC public stockholders (as defined in Note 11)(4)	29,149,811
Total AltC stockholders	43,099,811
Total Class A common stock	122,096,270

(1)
The table does not include the 15,000,000 shares underlying the Earnout Shares and 10,432,749 shares underlying the Legacy Oklo options.

(2)
The table includes 70,588,565 shares issued to Legacy Oklo stockholders (consisting of (i) 39,923,611 shares issued to Legacy Oklo Preferred stockholders (for further details see Note 10) and 28,921,953 shares issued to Legacy Oklo common stockholders as of January 1, 2023 (determined by taking the 4,771,025 shares of Legacy Oklo outstanding common stock multiplied by the Exchange Ratio of 6.062), together totaling 68,845,564 shares that represent the retroactive application of the recapitalization), (ii) 1,345,625 shares issued to holders of Legacy Oklo options upon the exercise of options from January 1, 2024 through May 9, 2024 and (iii) 397,376 shares issued to holders of Legacy Oklo options upon the exercise of options during the year ended December 31, 2023), and 8,407,894 shares issued upon conversion of the Legacy Oklo SAFEs (for further details see Note 7) outstanding immediately before the Business Combination, together the 70,588,565 and 8,407,894 totaling 78,996,459.

(3)
The table includes 12,500,000 shares issued to the Sponsor representing the Founder Shares that will vest and no longer be subject to forfeiture pursuant to the applicable Vesting Triggering Event and 1,450,000 shares issued in exchange for AltC private placement shares held by the Sponsor pursuant to the Sponsor Agreement.

(4)
The AltC public stockholders represent the Class A common stock subject to redemption held by the AltC stockholders immediately before the Closing (for further details see Note 11).

Transaction Costs
Transaction costs consist of direct legal, consulting, audit and other fees related to the consummation of the Business Combination, in addition to the Founder Shares that were recorded as a transaction cost in APIC. These costs were initially capitalized as incurred and recorded in prepaid and other current assets as deferred issuance costs on the consolidated balance sheets. Upon the Closing and the issuance of the Earnout Shares during the year ended December 31, 2024, transaction costs directly related to the issuance of shares of Class A common stock and issuance of the Earnout Shares totaling $14,662 and $1,906, respectively, consisting of legal and professional fees, were recognized as an offset to APIC totaling $16,568 on the consolidated statements of stockholders’ equity (deficit).
4.
Balance Sheet Components

Prepaid and Other Current Assets
Prepaid and other current assets are summarized as follows:
	As of December 31,
	2024	2023
Prepaid expense	$2,119	$370
Deferred issuance costs	—	3,710
Costs-share receivables	600	126
Accrued interest receivable	1,138	—
Rent security	143	—
Refundable deposit	125	125
Total prepaid and other current assets	$4,125	$4,331
Prepaid expenses include prepaid consulting fees, insurance premiums, rent and other charges. The deferred issuance costs were specific incremental costs of the Business Combination. Cost-share receivables refer to the monetary assets obtained by the Company through several R&D cost-share projects related to nuclear recycling technologies awarded by the DOE’s ARPA-E. Refundable deposit represents an advance payment for the grant of a right to purchase certain land, subject to certain conditions.
Prepaid expenses are amortized over the straight-line method over the contract term. The deferred issuance costs have been charged against the proceeds of the recapitalization. Cost-share receivables are recorded as eligible costs are incurred. The refundable deposit will either be applied to the final purchase price of the land or refunded, as amended, no later than June 30, 2025.
Property and Equipment, Net
Property and equipment, net are summarized as follows:
	As of December 31,
	2024	2023
Computers and equipment	$366	$197
Furniture, fixtures and machinery	146	65
Software	1,020	392
Leasehold improvements	45	31
Total property and equipment, gross	1,577	685
Less accumulated depreciation and amortization	(375)	(107)
Total property and equipment, net	$1,202	$578
Depreciation and amortization expenses for the years ended December 31, 2024 and 2023 totaled $268 and $75, respectively.

Accrued Expenses and Other
Accrued expenses and other are summarized as follows:
	As of December 31,
	2024	2023
Accrued professional fees	$652	$—
Accrued payroll and bonuses	636	197
Credit card liabilities	261	156
Franchise and income taxes payable	202	—
General accrued expenses	134	483
Total accrued expenses and other	$1,885	$836

5.
Leases

As of December 31, 2024, the Company had commercial real estate sublease agreements for office space under operating leases.
The table below presents supplemental information related to operating leases:
	Years Ended December 31,
	2024	2023
Operating lease costs during the year	$321	$340
Cash payments included in the measurement of operating lease liabilities during the year	$289	$225
Operating lease liabilities arising from obtaining lease right-of-use assets during the year	$1,185	$—
Weighted-average remaining lease term (in months) as of year-end	24	5
Weighted-average discount rate during the year	8.76%	6.85%
The Company utilizes its incremental borrowing rates on a collateralized basis, reflecting the Company’s credit quality and the term of the lease at the commencement of the lease in determining the present value of future payments since the implicit rate for the Company’s leases is not readily determinable.
Variable lease expense includes rental increases that are not fixed, such as those based on amounts paid to the lessor based on cost or consumption, such as maintenance and utilities.
The components of operating lease costs were as follows:
	Years Ended December 31,
	2024	2023
Operating lease costs:
Research and development	$234	$210
Sales, general and administrative	87	130
Total operating lease costs(1)	$321	$340

(1)
Month-to-month lease arrangements for the years ended December 31, 2024 and 2023 of $184 and $138, respectively, are included in operating lease costs.

The minimum lease payments below do not include common area maintenance charges, which are contractual obligations under the Company’s lease, but are not fixed and can fluctuate from year to year and are expensed as incurred. Common area maintenance charges for the years ended December 31, 2024 and 2023 of $111 and $90 respectively, are included in operating expenses on the consolidated statements of operations.

Maturities of the operating lease liabilities are summarized as follows as of December 31, 2024:
2025	$548
2026	566
Minimum lease payments	1,114
Less imputed interest	(90)
Present value of operating lease liabilities	$1,024
Current portion of operating lease liabilities	$481
Noncurrent portion of operating lease liabilities	543
Total operating lease liabilities	$1,024

6.
Financial Instruments

The following table shows the Company’s cash, cash equivalents and marketable debt securities by significant investment category as of December 31, 2024:
	Amortized Cost(1)	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Current Marketable Securities	Noncurrent Marketable Securities
Cash	$—	$—	$—	$—	$3,020	$—	$—
Level 1:
Money market funds	—	—	—	—	94,112	—	—
U.S. Treasury securities	156,040	1,688	(6)	157,722	—	110,249	47,473
Subtotal	156,040	1,688	(6)	157,722	94,112	110,249	47,473
Level 2(2):
Commercial paper	19,902	531	—	20,433	—	20,433	—
Total	$175,942	$2,219	$(6)	$178,155	$97,132	$130,682	$47,473

(1)
There was no allowance for expected credit losses on available-for-sale debt securities as of December 31, 2024 as the unrealized losses were deemed to be temporary in nature.

(2)
The valuation techniques used to measure the fair values of the Company’s Level 2 financial instruments, which generally have counterparties with high credit ratings, are based on quoted market prices or model-driven valuations using significant inputs derived from or corroborated by observable market data.

The following table shows the fair value of the Company’s noncurrent marketable debt securities, by contractual maturity, as of December 31, 2024:
Due within 1 year	$130,682
Due after 1 year through 5 years	47,473
Total fair value	$178,155
As of December 31, 2023, the Company’s cash and cash equivalents were $9,868.
7.
Simple Agreements for Future Equity

The Company issued simple agreements for future equity (the “Legacy Oklo SAFEs”) to investors (the “SAFEs”) prior to the Business Combination. The SAFEs allowed investors to purchase equity at a negotiated price at the time of each investor’s entry into such agreement with each investor receiving equity in the future with no set time for conversion. The SAFEs provided for conversion on an equity financing, as further described below, if such equity financing is consummated. The SAFEs generally focused on equity rounds; however, there were terms included for a liquidity event (as further described below) or dissolution event, which allowed for conversion into equity or cash at the option of the holder under certain circumstances. The Company determined that the SAFEs were not a legal form of an outstanding share or a legal form debt (i.e., no creditors’ rights), therefore, the Company evaluated the SAFEs to determine whether they must be classified as a liability under ASC 480, Distinguishing Liabilities from Equity.
During the years ended December 31, 2024 and 2023, the Company issued SAFEs in exchange for aggregate proceeds of $10,232 and $18,985, respectively. For the years ended December 31, 2024 and 2023, the Company received total cash proceeds of $10,232 and $19,325, respectively.
Pursuant the terms of the SAFEs, upon a future equity financing involving preferred shares, SAFEs will settle into a number of preferred shares equal to the greater of (i) the number of shares of standard preferred stock equal to the amount invested under the SAFE divided by the lowest price per share of the standard preferred stock, or (ii) the invested amount of the SAFE divided by a discounted price to the price investors pay to purchase the standard preferred shares in the financing (with such discounted price calculated by reference to a valuation cap). Alternatively, upon the occurrence of a change of control, a direct listing or an initial public offering (described as a “liquidity event”) (other than a qualified financing), the investors had the option to receive either (i) cash payment equal to the invested amount under such SAFE, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE. Given the SAFEs included a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company, this provision required the SAFEs to be classified as a liability pursuant to ASC 480 because a change in control is an event that was considered not under the sole control of the Company (see Note 8).
Further, if a dissolution event occurred prior to the termination of the SAFEs, the investors would have been entitled to receive a portion of the related proceeds equal to the purchase amount (or the amount received for the SAFE).
In connection with and prior to the Business Combination, the Company and the SAFE investors amended the SAFEs to convert in connection with the consummation of the Business Combination, all of which converted at the Closing as follows:
Legacy Oklo SAFEs	Outstanding Principal Balance of SAFEs Before Closing	Legacy Oklo Price Per Share Upon Conversion	Legacy Oklo Common Stock Issuable	Exchange Ratio	Class A Common Stock Issued at Closing(1)
Valuation cap of $300,000,000	$13,995	$22.445945	623,487	6.062	3,779,578
Valuation cap of $500,000,000	28,562	37.409909	763,496	6.062	4,628,316
Total	$42,557		1,386,983		8,407,894

(1)
For further details, refer to Note 3.

As of December 31, 2024 and 2023, the outstanding principal balances for the SAFEs were $0 and $32,325, respectively.
8.
Fair Value Measurements

The Company’s SAFEs were recorded at fair value on the consolidated balance sheets. The fair value of the Company’s SAFEs were based on significant inputs not observable in the market, which cause the instrument to be classified as a Level 3 measurement with the fair value hierarchy. The valuation used probabilities considering pay-offs under various scenarios as described above. As such, the Company determined the fair value of the SAFEs under the Monte Carlo simulation method which was used to estimate the future market value of invested capital (“MVIC”) of the Company at a liquidity event and the expected payment to the Legacy Oklo SAFE holders at each simulated MVIC value. The Company believed these assumptions would be made by a market participant in estimating the valuation of the SAFEs. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the SAFEs were recognized on the consolidated statements of operations.
The key assumptions used in the Monte Carlo simulation as of December 31, 2024 are presented in the table below:
Asset volatility(1)	85.8%
Risk-free rate(2)	3.8%
Expected term(3)	60 months

(1)
Asset volatility measures the uncertainty about the realization of expected future returns that was estimated based on the methodologies assuming default risk based on the implied and historical volatility of the share price of peer companies.

(2)
Risk-free rate based on the U.S. Treasury yield in effect at the time of SAFEs consistent with the expected term.

(3)
The simulation considers a total 5-year term. If there are no events occurring within 5 years, then the SAFE holders are expected to receive their principal amount.

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3):
	Years Ended December 31,
	2024	2023
Beginning balance	$46,042	$13,340
SAFEs issued during the period	10,232	18,985
Change in fair value during the period(1)	27,864	13,717
Change in fair value upon conversion on SAFEs at Closing	(84,138)	—
Ending balance	$—	$46,042

(1)
The final measurement of fair value at Closing was calculated using the intrinsic value of the SAFEs upon the conversion to common stock.

As of December 31, 2024 and 2023, the estimated fair value of the SAFEs were $0 and $46,042, respectively. The change in fair value during the years ended, as reflected in the above table, is included in other income (loss) on the consolidated statements of operations.
9.
Right of First Refusal Liability

On February 16, 2024, the Company entered into a letter of intent (the “LOI”) with an unrelated third party (the “third party”) for the purchase of power from the Company’s planned powerhouses to serve certain data centers in the U.S. on a 20-year timeline, and at a rate to be formally specified in one or more future Power Purchase Agreement(s) (each a “PPA”) (subject to the requirement that the price meets the market rate, discount and most favored nation terms contained in the agreement). In addition, the third party will have the right to renew and extend PPAs for additional 20-year terms.
The LOI, provides for the third party to have a continuing right of first refusal for a period of thirty-six (36) months following its execution to purchase energy output produced by certain powerhouses developed by the Company in the U.S., subject to certain provisions and excluded powerhouses, for power capacity of no less than 100 MWe of energy output and up to cumulative maximum of 500 MWe of total energy output (the “ROFR”). In exchange for the ROFR and other rights contained in the LOI, in March 2024, the third party paid the Company $25,000 (the “Payment”). In connection with the Payment, the Company agreed to supply power at a discount to the most favored nation pricing that the Company is required to provide to the third party in a future PPA (location to be determined); provided, that pricing set out in a PPA will include an additional discount if needed such that the total savings against most favored nation pricing over the course of the PPA is equivalent to the Payment. The Payment is effectively a nonrefundable upfront payment that will be attributed to future power delivery. The third party can assign its rights under the LOI, in whole or in part, at any time. As of December 31, 2024, the outstanding balance under the right of first refusal liability was $25,000, as reflected on the consolidated balance sheets.
10.
Redeemable Convertible Preferred Stock

The following table presents the issuance of the Company’s Class A common stock after giving effect to the Exchange Ratio upon consummation of the Business Combination on a one-to-one basis immediately before the Closing for the issued and outstanding shares of the Legacy Oklo Preferred Stock:
Preferred Stock Series	Shares Issued and Outstanding Before Closing(1)	Exchange Ratio	Class A Common Stock Issued at Closing(1)
Preferred Stock Series A-1	4,526,703	6.062	27,440,874
Preferred Stock Series A-2	55,135	6.062	334,228
Preferred Stock Series A-3	2,004,043	6.062	12,148,509
Totals	6,585,881		39,923,611

(1)
For further details, refer to the consolidated statement of stockholders’ equity (deficit) for the year ended December 31, 2023 in reference to the reverse recapitalization.

11.
Stockholders’ Equity (Deficit)

The Second Amended and Restated Certificate of Incorporation dated May 9, 2024, pursuant to the Restated Certificate filed with the Secretary of the State of Delaware (the “Restated Certificate of Incorporation”), authorized the Company to issue 501,000,000 shares of all classes of capital stock consisting of (i) 500,000,000 shares of Class A common stock (further details are provided below), par value of $0.0001 per share and (ii) 1,000,000 shares of preferred stock, par value of $0.0001 per share (further details are provided below). Subject to the special rights of the holders of any outstanding series of preferred stock, the number shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by affirmative vote of the holders of a majority of the stock of the Company entitled to vote.
Class A Common Stock
Pursuant to the terms of the Restated Certificate of Incorporation, immediately upon the effectiveness of the filing of the Restated Certificate of Incorporation, (i) each share of Class A common stock subject to redemption held by AltC stockholders (the “AltC public stockholders”) was reclassified on a one-for-one basis as one share of the Company’s Class A common stock, (ii) each share of AltC Class A common stock (i.e., the AltC private placement shares) held by the Sponsor was reclassified on a one-for-one basis as one share of the Company’s Class A common stock, and (iii) each share of AltC Class B common stock (i.e., the Founder Shares) held by the Sponsor was converted on a one-for-one basis into a share of Company’s Class A common stock (the “Sponsor stockholders”).
The holders of Class A common stock have one vote for each share of common stock held of record by such holder as of the applicable record date. Subject to the special rights of holders of any outstanding preferred stock to elect directors, there were seven (7) directors at the time of filing the Restated Certificate of Incorporation. Thereafter, the number of directors will be exclusively fixed from time to time by resolution of a majority of the Company’s board of directors (the “Board”). Subject to the special rights of holders of any outstanding series of preferred stock to elect directors, the Board is divided into three classes with the term of each director expiring on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected, as follows: Class I, with a term expiring at the first annual meeting; Class II, with a term expiring at the second annual meeting; and Class III, with a term expiring at the third annual meeting.
Reserve of Class A Common Stock — As of December 31, 2024, the Company reserved the following shares of its Class A common stock: (i) 9,470,382 shares of Class A common stock issuable upon the exercise of outstanding options under the Oklo Inc. 2016 Stock Incentive Plan (the “Legacy Oklo 2016 Plan”); (ii) 15,872,516 shares of Class A common stock issuable for potential future awards, subject to certain annual increases commencing on January 1, 2025 and ending on January 1, 2034, under the Oklo Inc. 2024 Equity Incentive Plan (the “2024 Plan”); and (iii) 2,441,926 shares of Class A common stock authorized for future issuance, subject to certain annual increases commencing on January 1, 2025 and ending on January 1, 2034, under the Oklo Inc. 2024 Employee Stock Purchase Plan (the “2024 ESPP”). Further details of the Legacy Oklo 2016 Plan, the 2024 Plan and 2024 ESPP are described in Note 12.
Exercise of Stock Options — During the years ended December 31, 2024 and 2023, the Company issued shares of its Class A common stock upon the exercise of stock options totaling 2,256,157 and 397,376, respectively, with proceeds of $1,044 and $114, respectively.
Earnout Awards — As discussed above in Note 3, during the year ended December 31, 2024, the Company issued: (1) 14,699,794 shares of its Class A common stock related to the Earnout Shares, including 433,348 shares of its Class A common stock related to the Earnout Shares attributable to Legacy Oklo vested options, and (2) 12,500,000 shares of its Class A common stock related to the Founder Shares.
Preferred Stock
There are no shares of preferred stock issued and outstanding. The voting, dividend and liquidation rights of the holders of the Class A common stock are subject to and qualified by the rights of the holders of the preferred stock of any series as may be designated by the Board upon any issuance of the preferred stock of any series.
12.
Stock-based Compensation

Legacy Oklo 2016 Plan — Under the Legacy Oklo 2016 Plan only stock options have been awarded. The options with a time-based vesting schedule vest at the rate of 20% per year over a period of 5 years, beginning one year following the related grant date, and expire ten years from the date of the grant. Options with milestone-based vesting vest upon completion of milestones specific to each grant. Effective as of May 9, 2024, the Company is no longer issuing new awards under the Legacy Oklo 2016 Plan. As of December 31, 2024, options to purchase 9,470,382 shares of Class A common stock were outstanding under the Legacy Oklo 2016 Plan.
2024 Plan — The 2024 Plan provides for the issuance of stock options (which may be incentive stock options or nonqualified stock options) stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”) and other stock-based awards to eligible employees, consultants, advisors and non-employee directors. Awards under the 2024 Plan cover shares of Class A common stock. Stock options and SARs granted pursuant to the 2024 Plan are subject to a maximum term of ten (10) years. Since the 2024 Plan’s inception, only RSUs have been awarded under the 2024 Plan. The 2024 Plan will terminate automatically ten (10) years after its adoption by the Board. As of December 31, 2024, 1,386,998 restricted stock units were outstanding under the 2024 Plan, of which 134,832 have vested and 1,252,166 remain unvested.
2024 ESPP — The 2024 ESPP provides eligible employees with an opportunity to purchase Class A common stock from the Company at a pre-determined discounted price and to pay for such purchases through payroll deductions or other approved contributions during “offering periods” under the 2024 ESPP. The 2024 ESPP will terminate automatically twenty (20) years after its adoption by the Board. As of December 31, 2024, the Company has not granted any rights to purchase Class A common stock under the 2024 ESPP.

Compensation costs for the years ended December 31, 2024 and 2023 was estimated for stock options based on the grant date fair value using a Black-Scholes option valuation model, consistent with authoritative guidance utilizing the following assumptions:
	Years Ended December 31,
	2024	2023
Expected volatility	79.67%	75.63% – 78.47%
Expected dividend yield	0%	0%
Risk-free interest rate	4.08%	3.64% – 4.87%
Expected term	6.3 years	6.3 years
Expected Volatility — Legacy Oklo determined volatility based on the historical volatilities of comparable publicly traded companies over a period equal to the expected term because it has no trading history for its common stock price. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility on its own stock becomes available.
Expected Dividend Yield — The Company has not, and does not, intend to pay dividends.
Risk-free Interest Rate — The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the expected term of the award.
Expected Term — The Company calculates the expected term using the simplified method. This method uses the average of the contractual term of the option and the weighted-average vesting period in accordance with authoritative guidance.
Fair Value of Common Stock — The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s Board. Prior to the Closing, there was no public market for the Company’s common stock, therefore, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair market value, which included contemporaneous valuations performed by a third-party, important developments in the Company’s operations, sales of redeemable convertible preferred stock, the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock, lack of marketability of its common stock, actual operating results, financial performance, the likelihood of achieving a liquidity event for the Company’s security holders, the trends, the economy in general, the stock price performance and volatility of comparable public companies. After the Closing, the grant date fair market value is determined based on the Company’s Class A common stock trading price.
A summary of the stock option award activity during the year ended December 31, 2024 is as follows:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Class A common stock awards outstanding at January 1, 2024	11,426,653	$1.59	8.47
Granted	351,717	4.37
Exercised	(2,256,157)	0.46
Forfeited	(51,831)	3.18
Class A common stock awards outstanding at December 31, 2024	9,470,382	1.95	7.91
Class A common stock awards exercisable at December 31, 2024	3,256,613	1.29	6.96
Class A common stock awards not vested at December 31, 2024	6,213,769
Class A common stock available for future issuance under the 2024 Plan represent 15,872,516 of authorized shares; less 1,386,998 restricted stock units outstanding.
As of December 31, 2024 there was approximately $9,635 of total unrecognized compensation expense related to outstanding unvested share-based compensation arrangements granted under the Legacy Oklo

2016 Plan. There are 483,748 unvested options under the Legacy Oklo 2016 Plan for which the requisite service period has not been rendered that are subject to vesting based on the achievement of a performance condition. The cost is expected to be recognized over a weighted-average period of 3.74 years.
The aggregate grant date fair values of Class A common stock options granted during the years ended December 31, 2024 and 2023 were $1,108 and $11,343, respectively. The weighted-average grant-date fair value of Class A common stock options granted during the years ended December 31, 2024 and 2023 were $3.15 and $2.27, respectively.
The intrinsic value for stock options exercised represents the difference between the fair value based on the valuation of the shares of Class A common stock as of the reporting date and the exercise price of the stock option. The total intrinsic values of Class A common stock options exercised during the years ended December 31, 2024 and 2023 were $28,537 and $1,112, respectively. The total fair value of Class A common stock options vested during the years ended December 31, 2024 and 2023 were $2,916 and $239, respectively.
As of December 31, 2024, the intrinsic value of exercisable, in-the-money Class A common stock options was $64,930, and the aggregate intrinsic value of all outstanding, in-the-money options, including both exercisable and unvested options, was $182,604, both based on the fair market value of the Company’s Class A common stock trading price at December 31, 2024 of $21.23 per share.
A summary of restricted stock unit award activity during the year ended December 31, 2024 is as follows:
	Number of Units		Weighted Average Grant Date Fair Value
	Unvested	Vested
Restricted stock units, beginning balance	—	—	—
Granted	1,390,298	—	8.02
Vested	(134,832)	134,832	7.78
Forfeited	(3,300)	—	7.46
Restricted stock units outstanding at December 31, 2024	1,252,166	134,832	8.02
As of December 31, 2024, there was approximately $9,128 of total unrecognized compensation expense related to restricted stock units granted under the 2024 Plan. The cost is expected to be recognized over a weighted-average period of 2.97 years.
The aggregate grant date fair value of restricted stock units that vested during the year ended December 31, 2024 was $1,049.
Stock-based compensation expense charged to operations is summarized as follows:
	Years Ended December 31,
	2024	2023
Research and development	$7,797	$398
General and administrative	4,687	379
Total costs charged to operations(1)	$12,484	$777

(1)
Year ended December 31, 2024 includes $7,784 of incremental costs of the modification of Legacy Oklo’s awards for the vested options-holders’ contingent right to receive a pro rata share of the Earnout Shares recorded at the Closing.

13.
Income Taxes

There were $683 and $0 of state current income taxes for the years ended December 31, 2024 and 2023, respectively, and no deferred income taxes for the years ended December 31, 2024 and 2023.

Significant components of the Company’s deferred tax assets are as follows:
	As at December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$3,078	$2,320
R&D credit	2,443	1,424
Capitalized R&D expenses	5,617	2,647
Capitalized start-up expenses	15,628	4,652
Operating lease liabilities	216	—
Stock-based compensation	394	80
Depreciation and amortization	73	17
Accrued expenses	—	44
Deferred tax assets	27,449	11,184
Valuation allowance	(26,775)	(11,184)
Total deferred tax assets	674	—
Deferred tax liabilities:
Right-of-use assets	(207)	—
Unrealized gain on marketable securities	(467)	—
Total deferred tax liabilities	(674)	—
Net deferred assets	$—	$—
The Company regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history, and expected future taxable income on a jurisdiction by jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. Due to the uncertainty surrounding their realization, the Company has recorded a full valuation allowance against the net deferred tax assets. Accordingly, no deferred tax asset has been recorded on the consolidated balance sheets.
As of December 31, 2024 and 2023, the Company’s unamortized capitalized R&D expenses of approximately $26,620 and $12,490, respectively, will be amortized in varying amounts through 2029 for tax purposes. As of December 31, 2024 and 2023, the Company capitalized certain start-up costs of approximately $30,190 and $21,950, respectively, that will be amortized over a 180-month period beginning with the month in which the Company is considered to be in an active trade or business for tax purposes.
As of December 31, 2024 and 2023, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14,596 and $11,022, respectively, of which approximately $12,975 for federal purposes do not expire (limited to 80% of taxable income in a given year). As of December 31, 2024 and 2023, the Company’s state net operating loss carryforwards were not material.
As of December 31, 2024 and 2023, the Company had federal research credit carryforwards of $2,443 and approximately $1,420, respectively. The federal research credit carryforwards will expire at various dates beginning in the year 2035. The Company may be entitled to claim additional state income tax credits for its 2024 R&D activities, but these amounts have not yet been determined. Any R&D credits generated by the Company in 2024 would result in an additional deferred tax asset that would be subject to a full valuation allowance.
The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a Company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“Section 382”). Events which may cause limitations in the amount of the net operating losses that the

Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Section 382 and similar state provision.
The Company files income tax returns in the U.S. federal and various state jurisdictions with varying statutes of limitations. The Company is generally no longer subject to tax examinations for years prior to 2021 for federal purposes and 2020 for state purposes, except in certain limited circumstances.
The benefit for income taxes differs from the amount obtained by applying the federal statutory income tax rate as follows:
	Years Ended December 31,
	2024	2023
Federal taxes at statutory rate	21.0%	21.0%
State and local taxes, net of federal benefit	(0.7)%	0.2%
Tax credit carryforward generated	1.8%	1.9%
Change in unrealized gains on marketable securities	(0.6)%	0.0%
Valuation allowance	(21.4)%	(13.7)%
Nondeductible change in fair value of SAFE	(8.0)%	(9.0)%
Transaction costs	2.1%	0.0%
Interest expense	1.6%	0.0%
Stock-based compensation	3.8%	0.0%
Other differences	(0.5)%	(0.4)%
Effective Income Tax Rate	(0.9)%	0.0%
The effective tax rate for 2024 is lower than the statutory federal tax rate primarily due to a full valuation allowance against U.S. deferred tax assets.
The following table represents a roll forward of the qualifying accounts consisting of the valuation allowance for deferred tax assets:
	Years Ended December 31,
	2024	2023
Valuation allowance for deferred tax assets – beginning of year	$11,184	$6,777
Change in valuation allowance for deferred tax assets during the year	15,591	4,407
Valuation allowance for deferred tax assets – end of year	$26,775	$11,184
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
	Years Ended December 31,
	2024	2023
Balance at beginning of year	$—	$—
Additions for tax positions taken in prior year	142	—
Additions for tax positions related to the current year	129	—
Balance at end of year	$271	$—
If fully recognized in the future, there would be no impact to the effective tax rate, and $271 would result in adjustments to the valuation allowance. Interest and penalties related to the unrecognized tax benefits were insignificant period presented. The Company does not have tax positions that are expected to significantly increase or decrease within the next twelve months.

14.
Retirement Plan

The Company has a qualified 401(k) defined contribution plan that allows eligible employees of the Company to participate in the plan, subject to limitations. The plan allows for discretionary matching contributions by the Company, up to 4% of eligible annual compensation made by participants of the plan. The Company contributions to the plan were $487 and $267 for the years ended December 31, 2024 and 2023, respectively.
15.
Commitments and Contingencies

Contract Commitments
The Company enters into contracts in the normal course of business with third-party contract research organizations, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on notice and, therefore, are cancellable contracts and not considered contractual obligations and commitments (further details are under the heading Operating Lease Agreement in Note 17).
Lease Option Agreement
The Company entered into a non-assignable (unless agreed to the parties) lease option agreement (the “Lease Option”) where it agreed to pay $10 per month (the “option payment(s)”), starting on January 1, 2025 and automatically expiring on January 1, 2026 (the “option term”). The Company may terminate the Lease Option after July 1, 2025 with one-month written notice. As consideration for the Lease Option, the Company is required to pay $70 if the Company exercises its early termination provision, otherwise the required payments will be $120 during the option term. As consideration for the option payment(s), the Company has an exclusive right to enter into a definitive lease agreement for certain property during the option term. If a definitive lease agreement is entered into during the option term, the option payment(s) will be credited against the required lease payments under the definitive lease agreement, otherwise they will be non-refundable except for a default under the Lease Option.
Contingencies
From time to time, the Company may become involved in litigation matters arising in the ordinary course of business. The Company is not a party to any legal proceedings, nor is it aware of any material pending or threatened litigation. There were no contingent liabilities as of December 31, 2024.
16.
Segment Information

In accordance with criteria under Topic ASC 280, which establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews consolidated results to assess performance, make decisions, and allocates operating and capital resources of the Company as a whole, therefore, there is only one reportable segment. The CODM does not distinguish its principal business activities for the purpose of internal reporting and uses net loss to allocate resources in the annual budgeting and forecasting process, along with using that measure as a basis for evaluating financial performance quarterly by comparing the actual results with historical budgets.
Significant segment expenses that are provided to CODM on a regular basis and are included within reported measure of segment profit or loss are research and development and general and administrative. Other segment items are represented by change in fair value of simple agreements for future equity, interest and dividend income and income taxes.
The consolidated statements of operations for the years ended December 31, 2024 and 2023, reflect the significant segment expenses and other segment items, as well as the consolidated balance sheets as of December 31, 2024 and 2023, for the one reportable segment.

17.
Subsequent Events

The Company performed an evaluation of subsequent events through the date of filing of these consolidated financial statements with the SEC. Other than the below described subsequent events, there were no material subsequent events which affected, or could affect, the amounts or disclosures on the consolidated financial statements.
Restricted Stock Units
On February 3, 2025, the Company granted 300,000 restricted stock units for shares of the Company’s Class A common stock to certain employees, of which 80,000 were granted to an executive employee and 220,000 were granted to non-executive employees. The awards fully vest on November 29, 2025, subject to the applicable employee’s continued service through such date.
On March 13, 2025, the Company issued 68,108 shares of its Class A common stock to certain executive employees under the 2024 Plan, which is net of shares withheld for taxes.
Atomic Alchemy Acquisition
On February 28, 2025, the Company acquired all of the common stock outstanding of Atomic Alchemy, Inc. (“Atomic Alchemy”), by way of statutory merger.
Operating Lease Agreement
Effective January 17, 2025 the Company entered into an operating lease agreement for office space located in Rockville, Maryland, with an expiration date of March 31, 2027.
Board Members
On March 4, 2025, Michael Thompson and Daniel B. Poneman were appointed as directors by the Board.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The table below sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. All amounts are estimated, except for the SEC registration fee. All costs and expenses are payable by us.
SEC Registration Fee		$4,250.49
FINRA Filing Fees	$	**
Legal Fees and Expenses	$	**
Accounting Fees and Expenses	$	**
Miscellaneous Expenses	$	**
Total	$	**

**
These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Item 14.   Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.
Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.
We have entered into and expect to continue to enter into agreements to indemnify our directors and executive officers as determined by the Board. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Item 15.   Recent Sales of Unregistered Securities.
None.

Item 16.   Exhibits and Financial Statement Schedules.
(a)   Exhibits.
Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Merger Sub, Inc. and Oklo Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the registrant with the SEC on July 11, 2023).
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the registrant with the SEC on May 13, 2024).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the registrant with the SEC on May 13, 2024).
5.1*	Legal opinion of Latham & Watkins LLP.
10.1	Amended and Restated Registration Rights Agreement, dated as of May 9, 2024, by and among AltC Acquisition Corp., AltC Sponsor LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the SEC on May 13, 2024).
10.2	Amended and Restated Letter Agreement, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Sponsor LLC, Oklo Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the SEC on July 11, 2023).
10.3+	Oklo Inc. 2016 Stock Incentive Plan and forms of equity agreements thereunder (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8, filed by the registrant with the SEC on July 9, 2024).
10.4+	Oklo Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed by the registrant with the SEC on July 9, 2024).
10.5+	Form of Restricted Stock Unit Award Agreement under Oklo Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8, filed by the registrant with the SEC on July 9, 2024).
10.6+	Oklo Inc. 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed by the registrant with the SEC on July 9, 2024).
10.7+	Employment Agreement, effective May 9, 2024, by and between Oklo Inc. and Jacob DeWitte (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the SEC on May 16, 2024).
10.8+	Employment Agreement, effective May 9, 2024, by and between Oklo Inc. and Caroline Cochran (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant with the SEC on May 16, 2024).
10.9+	Employment Agreement, effective May 9, 2024, by and between Oklo Inc. and R. Craig Bealmear (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant with the SEC on May 16, 2024).
10.10+	Oklo Inc. Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1, as amended, filed by the registrant with the SEC on August 30, 2024).
10.11+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the registrant with the SEC on May 13, 2024).

Exhibit Number	Description
10.12	Confidential Letter of Intent to Purchase Power, dated as of February 16, 2024, by and between Oklo Inc. and Equinix, Inc. (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-4, as amended, filed by the registrant with the SEC on April 15, 2024).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by the registrant with the SEC on March 24, 2025).
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Marcum LLP.
24.1*	Power of Attorney (included as part of the signature page to this registration statement).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
107*	Filing Fee Table.

*
Filed herewith.

†
The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

+
Indicates a management contract or compensatory plan.

(b)   Financial Statements.   The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.
Item 17.   Undertakings.
(a)   The undersigned registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.
(4)   That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)   That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Federal Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Clara, State of California, on May 8, 2025.
OKLO INC.
By:
/s/ Jacob DeWitte

Jacob DeWitte
Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacob DeWitte and R. Craig Bealmear, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Jacob DeWitte Jacob DeWitte	Chairman and Chief Executive Officer (Principal Executive Officer)	May 8, 2025
/s/ R. Craig Bealmear R. Craig Bealmear	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 8, 2025
/s/ Caroline Cochran Caroline Cochran	Chief Operating Officer and Director	May 8, 2025
/s/ John Jansen Lieutenant General (Ret.) John Jansen	Director	May 8, 2025
/s/ Richard W. Kinzley Richard W. Kinzley	Director	May 8, 2025
/s/ Michael Klein Michael Klein	Director	May 8, 2025
/s/ Michael Thompson Michael Thompson	Director	May 8, 2025
/s/ Daniel Poneman Daniel Poneman	Director	May 8, 2025